Form 20-F
period 2000-06-30
PLAYSTAR WYOMING HOLDING CORP
filed 2000-12-29
CIK 1060205

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 2054

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

    For the fiscal year ended  June 30, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________________

Commission file number_________________________________________________________

                         PLAYSTAR WYOMING HOLDING CORP.
   ---------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

   ---------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                              Antigua, West Indies
   ---------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

 Mutual Financial Center, Factory Road, St. John's, Antigua, British West Indies
   ---------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

              Title of each                    Name of each exchange
                 class                          on which registered
                  N/A                                   N/A
              -------------                    ---------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                       Ordinary Shares, $0.0001 par value
   ---------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
                                ----------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           36,622,644 Ordinary Shares
                           --------------------------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X    No
                                             -----    -----

         Indicate by check mark which financial statement item the Registrant
has elected follow. Item 17  X    Item 18
                           -----         -----

                           FORWARD LOOKING STATEMENTS

         Many of the statements included in this Form 20-F contain forward-looking statements and information relating to our company. We generally identify forward-looking statements by the use of terminology such as "may," "will," "expect," "intend," "plan," "estimate," "anticipate," "believe," or similar phrases. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual future performance could differ materially from these forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from our expectations include matters not yet known to us or not currently considered material by us.

         We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by those cautionary statements.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

OVERVIEW OF BUSINESS DEVELOPMENT

         PlayStar Wyoming Holding Corp. is a holding company which, through its subsidiaries, PlayStar Limited, PlayStar Casino Limited and Players Limited operates, promotes and commercializes an on-line gaming service that offers interactive, software-based games of chance. PlayStar Wyoming is the successor to PlayStar Corporation, a Delaware corporation, which was reincorporated in Antigua on September 9, 1998. The reincorporation allowed us to commence our on-line gaming operations on September 14, 1998.

         Through the operation of our on-line gaming operation, management recognized an opportunity to capitalize on the transaction processing that is an element of any on-line sale. In furtherance of this initiative, we entered into an agreement on March 25, 1999 with Cyberstation Limited to license Cyberstation's suite of e-commerce transaction processing, encryption and other technology with the goal of providing transaction processing services to merchants in the Caribbean and other less developed countries. In March of 2000, however, following disagreements over cost sharing, management fees and technical support, we determined to abandon our transaction processing initiative and sought to terminate our agreements with Cyberstation. This resulted in a legal proceeding which, when settled in September of 2000, the Cyberstation software license was terminated along with all of the related agreements with Cyberstation and its affiliates. For further information on the Cyberstation settlement, see Item 3 - Legal Proceedings.

         The termination of the Cyberstation agreements has led us to re-direct our business on commercializing on our Internet gaming operations. In addition to operating our on-line casino business, we intend to license our on-line casino software to other Internet casino providers and enter into strategic relationships with gaming companies to create additional revenue streams.

ON-LINE GAMING

         Through our subsidiaries, PlayStar Limited and PlayStar Casino, we operate, promote and commercialize interactive, software-based games of chance which are offered as an on-line service accessible world-wide on the Internet.

         PLAYSTAR LIMITED

         Our "Shockwave" software system offers casino operators interactive, software-based games of chance accessible world-wide through the Internet. These products can be accessed at www.playstar.com. Although PlayStar Casino is the sole licensee of PlayStar Limited's gaming software at the present time, we intend to license our casino software to other Internet casino providers. In this regard, on October 11, 2000, we entered into a Letter of Intent with Richmond Investments Limited, a company that creates and maintains multiple on-line casinos. Under the terms of the Letter of Intent, we will license our Shockwave casino software to MagiCorp Inc. (a consultant to Richmond Investments) and we will set-up an on-line casino and provide on-going technical and operational support to MagiCorp in exchange for an initial fee of $75,000 plus a monthly percentage of revenues generated from MagiCorp's casino operations. In addition, we have agreed to issue to Richmond Investments 5-year warrants to purchase up to $75,000 of ordinary shares of PlayStar Wyoming at an exercise price of $0.12 per share.

         PLAYSTAR CASINO

         PlayStar Casino operates our Internet-based casino which is located at www.playstar.com. Our on-line casino offers a selection of interactive casino-style games in real time, including blackjack, draw poker, baccarat, roulette and three different slot machines. Using PlayStar Limited's proprietary "Java" based casino software, PlayStar Casino's casino service allowed patrons to play the casino games for free in our "Practice Casino" or by wagering real money using our "Live Play" mode. Our Live Play patrons wager with chips acquired using electronic money or "e-cash" that was purchased through credit cards, wire-transfers and money-orders. On March 12, 2000, we shut down the Live Play mode of our casino pending a complete upgrade of our old Java based software. While we worked to upgrade the Java technology, we continued to operate our casino services under our free play model to preserve customer loyalty. During July of 2000, we determined to develop a new state-of-the-art system rather than upgrading the original Java software and we engaged Capital IT Inc. to develop a completely new software casino module, referred to as the "Shockwave" casino module, on our behalf.

         In November of 2000, we introduced our new Shockwave casino module for beta testing. On December 24th, 2000, we re-commenced the Live Play mode of our casino.

         The casino games are designed to be entertaining and captivating. Moreover, the games have been adapted to the peculiarities of the Internet. For example, at times, due to "noise" on telephone lines or other unpredictable technical glitches, connections between computers may terminate. To respond to such problems, our gaming software keeps track of the precise status of the game. If a game is interrupted, the patron needs only to return to the casino Website, and the game will be restored to the moment the disconnection occurred.


         PlayStar Casino does not require patrons to maintain a minimum account balance or place any restrictions on amounts accumulated through winnings. PlayStar Casino, however, has established a maximum bet limit for new customers. PlayStar Casino may, at its discretion, grant custom wagering and account options to its regular customers based upon their established profiles. At the present time, PlayStar Casino does not intend to extend credit services to its patrons. In addition, we may suspend a patron's account activity at any time if we suspect or observe compulsive gambling behavior.

         PlayStar Casino attracts patrons to its service by providing quality content through innovative use of animation, graphic design and sound effects. The PlayStar Casino Website has been designed with simplicity and effectiveness in mind. Patrons are able to browse the Website and try any game without having to bet real money. When a patron decides to open an account, PlayStar Casino will process certain billing information, including the patron's name, address and credit card or other payment information. Once an account is open, patrons may elect to play any of PlayStar Casino games in "live" mode and wager against the patrons' accounts. PlayStar Casino also allows patrons to review their accounts and cash-out at any time.

         PlayStar Casino protects all customer data and information with high-level security systems and password encryption software. Patrons are issued both an account identification number and a PIN number. Any wagering or patron functions, such as an account review or a cash-out, requires the correct identification numbers.

PRODUCT DEVELOPMENT

         CASINO GAMING


         Our Java-based software was originally developed for PlayStar Limited by Dreamplay Research Corp. During July of 2000, we determined to develop a new state-of-the-art system rather than upgrading the original Java software. Capital IT Inc. was selected to develop a completely new software casino module, referred to as the "Shockwave" casino module. In July of 2000, we entered into a Letter of Intent with Raymond Gertner and Howard Mann, in trust ("Capital IT"), pursuant to which Capital IT agreed to develop and implement for us the Shockwave casino software in exchange for $115,000 (Cdn.), up to 1,500,000 ordinary shares of PlayStar Wyoming and reimbursement for certain expenses and other costs. We will have the exclusive right to license the Shockwave software to third parties and we will pay to Capital IT 15% of the net revenue win we generate from any licenses arranged by Capital IT. In addition, as consideration for serving as the exclusive marketing agent for the Shockwave software through February 28, 2002 (provided that certain net revenue thresholds to be set forth in the definitive agreement are met), Capital IT will receive 50% of the net revenue we generate from licensing fees associated with the Shockwave software.

         SPORTS, ENTERTAINMENT AND STOCK POOLS


         In addition to our on-line casino business, we are focusing on acquiring software programs for sports wagering and sports pooling over the Internet. Once acquired, we intend to enter into strategic relationships with gaming and sports book companies to license such technology to third parties.

         On August 1, 2000, we entered into an Agreement with SMP Data Inc., a company which will be developing and implementing sports pool software programs for us. Once developed by SMP Data, the sports pool software programs and all source code related thereto will belong to us but we will share equally with SMP Data all revenues generated from any and all licensing of this software program to third parties. SMP Data also has the right, at any time until August 30, 2001, to accept, instead of cash from such licensing revenues, up to 2,000,000 ordinary shares of PlayStar Wyoming at a conversion price of $0.10 per share.

         We are currently in talks with Capital IT for it to develop, on our behalf, an Internet sports wagering module which we would sell to a third party. In this regard, we entered into a Letter of Intent with Select Investments Ltd., d/b/a ABC Offshore Inc., in November of 2000 under which we have agreed to provide and implement a sports wagering software program referred to as "Sportsprops" and license our on-line casino software to Select Investments. Select Investments shall retain all proprietary rights to the Sportsprops software. Select Investments has agreed to pay us a fee of $350,000 to provide these software programs. Under the terms of this agreement, SMP Data Inc. will be retained to provide certain management services to Select Investments and will receive 20% of the net revenues generated from the sportsprops.com Website for such services. In the event that any of Select Investments, ABC or Playstar Wyoming enter into licensing agreements with other third parties, we shall receive 50% of the revenues generated from such licensing arrangements and SMP Data and Select Investments shall each receive 25% of such licensing revenues. In addition, we will receive 80% of the net win generated solely from the casino games.


SALES AND MARKETING

         We have engaged a gaming consultant to advise on the marketing of our products and services. We believe that his retention has significantly improved our position in the Internet gaming industry. The increased quality and variety of the products we offer, including enhanced graphics and software, has enabled us to seek licensing opportunities on a worldwide basis. We are actively promoting the products currently available as well as those in the developmental stages. We intend to focus our marketing efforts on promoting and licensing our technology to third parties. We do not limit our marketing and advertising efforts to particular jurisdictions. However, we may exclude the United States and any other jurisdiction from our marketing efforts if such efforts or activities are determined to be prohibited by applicable law.

COMPETITION

         More and more companies, organizations and individuals are currently offering or purporting to offer casino gambling services on the Internet similar to those of PlayStar Casino. Our primary competition includes, but is not limited to, Galaxiworld, Intercasino, Intertops, Sands of the Caribbean, Starnet Communications, MicroGaming Systems and CryptoLogic Inc. We are aware of several firms currently accepting wagers on various sporting events with financial transactions being administered from off-shore accounts. Additionally, several organizations currently offer lottery tickets for sale on the Internet for international lotteries.

         Most Internet markets, including the gaming segment, are relatively accessible to a wide number of entities and individuals. We believe, however, that there are certain market barriers facing potential providers, including technology, commerce, regulation, management and reputation. First, providers must utilize sophisticated systems to manage casino operations, process financial transactions, encrypt information and provide an attractive user interface. Providers must also develop relationships with financial institutions and credit card processors to process gaming transactions. Additionally, providers should obtain a casino license from an established regulatory agency before offering Internet gaming services to the public. Providers must also assemble a team of software, hardware, telecommunications, marketing, management and gaming specialists to develop the casino`s operations. Finally, due to the sensitive nature of the casino business, providers must develop and maintain an impeccable reputation in order to attract and retain customers.

PATENTS, COPYRIGHTS AND TRADE SECRETS

         As of the date hereof, neither we nor any of our subsidiaries own or otherwise control any registered patents, copyrights or trademarks, although we may maintain common law rights in our copyrights and trademarks. We, together with our subsidiaries, attempt to protect our proprietary technology by relying on trade secret laws and non-disclosure and confidentiality agreements with our employees and consultants who have access to our proprietary technology.

REGULATION

         POSSIBLE LEGISLATION IN THE UNITED STATES CONGRESS

         As discussed further below, our operations are subject to various state and federal regulations under U.S. law. Because electronic commerce in general, and most of our products in particular, are so new, the application of many of these regulations is uncertain and difficult to interpret. The agencies responsible for interpreting and enforcing these regulations could alter their interpretations or issue new laws.

         In particular, it is possible that new legislation may be passed that imposes additional burdens on our business. Any changes could lead to increased operating costs and could also materially reduce the convenience, accessibility and functionality of our products or services, possibly resulting in reduced market access and acceptance.

         If legislation specifically prohibiting gaming or gaming advertising on the Internet is enacted into law, that legislation could have a significant adverse effect on our on-line gaming operations. For example, our gaming subsidiaries, PlayStar Limited and PlayStar Casino, might be forced to cease all marketing and promotional activities in the United States to ensure that no solicitation of United States citizens occurs. If such legislation prohibits United States citizens from gaming on the Internet, we may be expected to lose a significant portion of our on-line gaming customers. Furthermore, such legislation could be interpreted to give federal and state law enforcement officials the ability to obtain injunctions preventing third parties operating in the United States from providing products or services to Internet gaming entities such as PlayStar Limited and PlayStar Casino.

         In addition, it is possible that new laws and regulations may be enacted with respect to the Internet affecting issues such as user privacy, pricing, content, and quality of products and services. The adoption of any of these laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our products or services and increase our cost of doing business or could otherwise have a material adverse effect on our business, financial condition or operating results.

         LICENSING; JURISDICTION

         PlayStar Casino must adhere to the legal requirements of each jurisdiction in which it operates or offers its services or is deemed to operate or offer its services. Although our offices are located in Antigua, PlayStar Casino maintains its computer servers in, and, accordingly, we operate out of, Guatemala.

         The gaming industry is highly regulated in many parts of the world, including the United States, where the ownership and operation of land-based gaming facilities, not including sports wagering, of the type conducted by PlayStar Casino have traditionally been regulated on a state-by-state basis with additional federal regulation of certain criminal activities connected to gambling. Companies engaged in gaming activities must adhere to the legal requirements of each jurisdiction in which they operate and offer their services.

         PlayStar Casino currently offers its services internationally, including throughout the United States. In addition, PlayStar has future plans to license its Internet casino technology to other companies seeking to engage in Internet gaming activities. We do not intend to restrict or control access to our services or technology based on user citizenship or location. However, the law of the Internet is not well developed and there can be no assurance that a jurisdiction in which the user is located will not successfully assert jurisdiction over the gaming activities of PlayStar Casino. This may be an issue in the United States, as discussed further below, as well as in the other jurisdictions in which PlayStar Casino customers are domiciled. In the event that it is determined that PlayStar Casino is subject to the laws of jurisdictions other than Antigua, PlayStar Casino would have to obtain a license in order to offer its gaming services to customers within those jurisdictions. There can be no assurance that any such licenses could be obtained. Moreover, if it is determined that PlayStar Casino is operating gaming operations in jurisdictions without a license, PlayStar Casino and its officers and directors may become subject to criminal and civil penalties imposed by such jurisdictions for violating its laws. The occurrence of any of these events could have a material adverse effect on our business and, if many jurisdictions were successful in asserting jurisdiction over PlayStar Casino, PlayStar Casino could be forced to cease all gaming operations.

         A number of United States federal and state statutes could be construed to prohibit gaming through use of the Internet. Specifically, the State of Illinois has enacted a criminal statute prohibiting all Internet gaming activities within the state. All 50 states currently have statutes or regulations restricting or even prohibiting gambling activities. In most states it is illegal for anyone operating a gambling business either to accept or make a wager, subject to certain state-by-state statutory exceptions. The Attorneys General for at least three states, Florida, Minnesota and Texas, have issued either formal opinions or warnings that certain Internet gaming activities are illegal in those states. The Attorneys General for the states of Wisconsin and New York have also taken action against Internet gaming companies.

         In addition, the Federal Interstate Wire Act, 18 U.S.C. Sec. 1084, contains provisions which may make it a crime for anyone in the business of gambling to use an interstate or international telephone line to transmit information in the placing of bets, unless the betting is legal in the jurisdictions from which and into which the transmission is made. Other federal laws impacting gaming activities include the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act. As discussed below, in March, 1998, the United States Attorney for the Southern District of New York filed several criminal complaints against the owners and managers of six Internet sports betting companies headquartered in the Caribbean or Central America. Several defendants in these actions pled guilty. One went to trial and was convicted. Those cases are the first federal prosecutions of sports betting over the Internet. PlayStar believes the conduct at issue in those cases differs from our business which involves casino gaming, not sports betting. Moreover, unlike the defendants in the sports betting complaints, PlayStar does not plan to maintain marketing offices in the United States or mail promotional literature from locations in the United States. However, PlayStar makes no representations with respect to whether limiting its marketing operations limits its potential exposure to criminal laws.

         A risk exists, however, that federal or state authorities may view us as having violated criminal laws. Those authorities could initiate civil or criminal proceedings against us and/or our employees. The results of such proceedings could include substantial litigation expense, fines, incarceration of company executives, diversion of the attention of key company employees, our disqualification for licensing in the United States, and injunctions or other prohibitions preventing us from engaging in our anticipated business activities.

         It is uncertain whether the offshore operation of PlayStar Casino's on-line gaming business would insulate us from either civil or criminal liability under state or federal statutes regulating gambling. Courts considering whether to exercise personal jurisdiction over a business operating through the Internet have exercised jurisdiction over defendants who make a conscious choice to conduct business with the residents of a foreign state. For example, certain entities engaged in the Internet gaming business have been the subject of criminal and civil complaints at the state level. In July of 1999, the Supreme Court of the State of New York, New

York County, ruled that the State of New York has jurisdiction to enjoin a foreign corporation legally licensed to operate a casino in Antigua from offering gambling to Internet users in New York. See People v. World Interactive Gaming Corp., 1999 WL 591995 (Sup. Ct. N.Y. Jul. 28, 1999). Courts in several other states, including Minnesota and Texas, have reached similar conclusions regarding exerting jurisdiction over Websites based out of those states. See e.g. Minnesota v. Granite Gate Resorts, Inc., 568 N.W.2d 715 (1997), aff'd, 576 N.W.2d 747 (Minn. 1998); Thompson v. Handa-Lopez, Inc., 1998 WL 142300 (W.D. Tex. Mar. 28, 1998). As a result of this uncertainty, it is our desire to focus more of our business on becoming a provider of on-line gaming technology over a provider of on-line gaming services.

         Further, various regulatory and legislative agencies are conducting or have completed studies of interstate and interactive wagering, including the National Gambling Impact Study Commission. No assurance can be given that new legislation will not be adopted that limits, impedes or prohibits either the activities in which PlayStar Casino is engaged and proposes to engage in with respect to actual wagering or other activities associated with it, including the licensing of its technology. Any change in either the substance or the enforcement of the applicable rules and regulations in these areas could have a material adverse affect on our business and prospects. As noted above, legislation may be considered and adopted in Congress and individual states in this area, and there is no assurance that such legislation may not adversely affect our operations.

         PROHIBITION ON WAGERING SERVICES

         In the future, PlayStar Casino may seek to offer wagering services on sporting and/or other events in addition to its present gaming services. However, PlayStar Casino does not intend to offer wagering services at least until the applicable legal and regulatory environment is clarified, if at all. The use of the Internet for such wagering services may violate the United States federal wire statute. Due to the relatively recent existence of wagering over the Internet, the laws dealing with this application are not well developed. However, on March 4, 1998, the United States Attorney for the Southern District of New York indicted 14 owners and managers of six Internet sports wagering companies headquartered in the Caribbean and Central America. Additional similar indictments have since been issued. These individuals, all of whom are citizens of the United States, were charged with conspiracy to transmit bets and wagers on sporting events via the Internet in violation of the Federal wire statute. The indictments were made in spite of the fact that the companies operated by the defendants were licensed to conduct wagering operations, including one which was licensed by the Government of Antigua.

         INABILITY TO COLLECT AMOUNTS OWED BY GAMING CUSTOMERS

         Recently, a number of Internet gaming customers brought suits against banks and credit card companies to prevent those companies from collecting amounts owed for Internet gambling activities. Those lawsuits relied on state laws prohibiting the collection of gambling debts. Some of these customers have succeeded in having their gambling debts cancelled. As a result, some credit card companies have indicated that, rather than collecting disputed charges for gaming activities from their customers, they will charge such disputed amounts back to the accounts of the casinos. Other credit card companies have indicated that they may no longer accept charges for Internet gaming activities altogether. These developments create an increased risk that we may not be able to collect amounts owed to us by our Internet gaming customers. Recently some credit card companies have changed their policies to ensure that credits may not be charged back to the credit cards. These recent changes in credit card company policies regarding Internet gaming activities may have an adverse effect on our business.

EMPLOYEES; CONSULTANTS

         We currently have 3 full-time employees who manage and administer our on-line gaming operations. From time to time, we also retain consultants and consulting firms which provide us with certain expertise in financing, development, marketing and software technology.

         On July 15, 2000, we entered into a Consulting Agreement with a gaming consultant. Under the terms of this Consulting Agreement, the consultant has agreed to provide gaming consultant services to PlayStar Wyoming and its subsidiaries for a monthly cash payment and 1,000,000 ordinary shares of PlayStar Wyoming. In addition, the consultant will receive a performance bonus of 250,000 ordinary shares of PlayStar Wyoming for every $250,000 of gross revenue generated by PlayStar Wyoming, for a maximum of up to 4,000,000 ordinary shares. The term of the Consulting Agreement is a fixed term of three years and shall automatically renew from year to year unless otherwise terminated by either party. If, however, Playstar Wyoming's revenues during the first year of this agreement is less than $400,000, the agreement shall terminate.

ITEM 2. DESCRIPTION OF PROPERTY.

         PlayStar Casino currently occupies 2,800 square feet at the Mutual Financial Centre located at 9 Factory Road, St. Johns, Antigua, of which 1,300 square feet has been sublet. Under the terms of our lease, which terminates on August 31, 2004, PlayStar Casino pays a monthly rent of $5,000. Except for the foregoing, we do not, nor do any of our subsidiaries, presently own or lease any real property.

ITEM 3. LEGAL PROCEEDINGS.

         Neither we nor our subsidiaries are currently parties to any pending legal proceedings.

         On March 25, 1999, we licensed from Cyberstation Limited a suite of e-commerce transaction processing, encryption and other technology and entered into a number of related agreements with Cyberstation and its affiliates. In October of 1999, however, we discontinued payments to Cyberstation after disagreements over cost sharing, management fees and technical support. In March of 2000, we exercised our right to terminate our agreements with Cyberstation. In response to our action, Cyberstation and certain related parties filed a breach of contract suit against PlayStar Wyoming. We subsequently filed a countersuit against Cyberstation and such related parties. In September of 2000, we settled the proceeding. Under the terms of the settlement, the license and related agreements were terminated, as were the options to purchase 5,000,000 ordinary shares of PlayStar that we had originally granted to

Cyberstation. In addition, our remaining balance of $12,500 due to Cyberstation was waived. Our net losses in connection with the Cyberstation settlement equaled $3,308,795, $2,996,495 of which is attributable to the termination of the software license to Cyberstation and $324,800 of which is attributable to the write-off of our investment in Cyberstation.


ITEM 4. CONTROL OF REGISTRANT.

         The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

         SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information with respect to the beneficial ownership of PlayStar Wyoming's ordinary shares as of December 27, 2000 by each director of PlayStar Wyoming,

                  each executive officer of PlayStar Wyoming,

                  all directors and officers of PlayStar Wyoming as a group and each person known by PlayStar Wyoming to be the beneficial owner of more than ten percent (10%) of the ordinary shares of PlayStar Wyoming.

         The percentages below are based upon 41,872,644 outstanding ordinary shares of PlayStar Wyoming as of December 27, 2000, and includes, with respect to those persons holding warrants or options to purchase ordinary shares exercisable within 60 days, the number of ordinary shares that are issuable upon the exercise thereof.


                                                              Beneficial Ownership of       Current Percent
Name and Address                                                  Ordinary Shares              of Class
----------------                                                  ---------------              --------
Stuart Brazier                                                        500,000                    1.19%
Barbados Mutual Building
9 Factory Road
St. Johns, Antigua

All directors and executive officers as a group                       500,000                    1.19%
(1 person)


         NO CHANGE OF CONTROL ARRANGEMENTS.

         We know of no arrangements, the operation of which may at a subsequent date result in a change in control of PlayStar Wyoming.

ITEM 5.    NATURE OF TRADING MARKET.

         On March 19, 1997 the common stock of our predecessor, PlayStar Delaware, was approved for trading on the Nasdaq Over-the-Counter Bulletin Board. On September 22, 1998, following the reincorporation to Antigua, the ordinary shares of PlayStar Wyoming were approved for trading on the Nasdaq Over-the-Counter Bulletin Board. The following table sets forth, for the periods indicated, the range of the high and low bid quotations as reported by the Nasdaq Over-the-Counter Bulletin Board. The bid quotations set forth below, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions:

                                                                              HIGH                LOW
                                                                              ----                ---
      Fiscal Year Ended June 30, 1999
           First Quarter..........................................            $0.74              $0.30
           Second Quarter.........................................            $0.50              $0.15625
           Third Quarter..........................................            $0.90              $0.26
           Fourth Quarter.........................................            $0.84              $0.36

      Fiscal Year Ended June 30, 2000
           First Quarter..........................................            $0.2344            $0.2031
           Second Quarter.........................................            $0.1406            $0.125
           Third Quarter..........................................            $0.125             $0.1095
           Fourth Quarter ........................................            $0.1094            $0.1094


         On December 27, 2000, the last reported sales price of our ordinary shares, on the Over-the-Counter Bulletin Board, as reported by Nasdaq, was $0.0625. As of December 27, 2000 there were 83 holders of record of PlayStar Wyoming's ordinary shares, although management believes that there are many other shareholders whose shares are held in street name. PlayStar Wyoming has not declared or paid any cash dividends on its ordinary shares since its inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.


ITEM 6.    EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         EXCHANGE CONTROLS.

         Under current Antigua regulations, any dividends or other distributions paid in respect of securities purchased by nonresidents of Antigua with certain non-Antigua currencies (including U.S. dollars) will be freely repatriable at the rate of exchange prevailing at the time of conversion, provided that Antigua income tax has been paid on, or withheld from, such payments. No Antigua income tax is currently applicable to holders of ordinary shares who are not residents or citizens of Antigua. However, there can be no assurance that such tax, and withholders requirements related thereto, will not be enacted in the future. See "Item 7, Taxation." Neither Antigua law nor the Articles of Association and other organizational documents of PlayStar limit the rights of nonresidents or foreign owners to hold or vote our ordinary shares.

ITEM 7.    TAXATION.

         MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF HOLDING PLAYSTAR WYOMING ORDINARY SHARES

         The following is a summary of the material United States federal income tax consequences generally applicable to the ownership and disposition of PlayStar Wyoming ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of ordinary shares. In addition, this summary does not address special federal income tax situations, such as rules applicable to holders who are securities dealers, financial institutions, insurance companies, or tax exempt organizations; who are holding shares as part of a hedging or larger integrated financial or conversion transaction; who are citizens or residents of a possession or territory of the United States; who are United States holders, as defined below, with a currency other than the U.S. dollar as their functional currency; who are holding shares pursuant to certain retirement plans; or who are holding shares pursuant to the exercise of an employee stock option or otherwise as compensation.

         This summary is based upon the federal income tax laws of the United States as in effect on the date hereof, including the United States Internal Revenue Code of 1986, as amended (the "Code"), which are subject to change, possibly with retroactive effect. There are no regulations, published rulings or judicial decisions directly on point with respect to certain aspects of our continuing business operations. Accordingly, certain matters discussed below are not entirely certain. Our stockholders should note that no rulings have been or are expected to be sought from the Internal Revenue Service with respect to any of the United States federal income tax considerations discussed below, and no assurance can be given that the Internal Revenue Service or ultimately the courts will not take contrary positions.

         Stockholders should consult their own tax advisors as to the United States federal income tax consequences of our business operations and of the ownership and disposition of PlayStar Wyoming ordinary shares, in addition to the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.

         DEFINITION OF UNITED STATES HOLDER

         As used herein, a "United States holder" means a beneficial owner of PlayStar Wyoming ordinary shares who is a United States person. A "United States person" means (i) a citizen or resident (as defined below) of the United States;
(ii) a corporation created or organized in or under the laws of the United States or any State thereof; (iii) an estate, the income of which, from sources outside the United States, which is not effectively connected with the conduct of a trade or business within the United States, is includible in gross income under Subtitle A of the Code or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. Persons or partnerships organized under U.S. law have the authority to control all substantial decisions of the trust. In the case of ordinary shares held by a partnership (whether such partnership is organized under the laws of the United States or another jurisdiction), any U.S. person who is a partner in the partnership will generally be subject to the tax consequences described below for U.S. Holders.

         A "resident" of the United States means an individual that

         1) is lawfully admitted for permanent residence in the United States,

         2) is present in the United States for 183 days or more during a calendar year, or

         3) (a) is present in the United States for 31 days or more during a calendar year,

            (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over a 3-year period ending in such calendar year, and

            (c) does not have a closer connection to a "tax home" that is located outside the United States.

         TAXATION OF PLAYSTAR WYOMING

         PlayStar Wyoming is classified as a "corporation" for United States federal income tax purposes.

         As a foreign corporation, PlayStar Wyoming is subject to United States federal income tax only to the extent that it has (i) United States source income which consists of dividends, interest, royalties or similar fixed or determinable annual or periodic income, or (ii) income which is effectively connected with the conduct of a trade or business within the United States.

         Although not free from doubt, under current United States federal income tax law, PlayStar Wyoming's business of providing Internet gaming services through business operations and activities conducted entirely outside of the United States should not be characterized as the conduct of a U.S. trade or business, and hence should not subject to United States federal income tax. However, the United States federal income tax rules applicable to Internet service providers, such as PlayStar Wyoming, are currently under review by the Internal Revenue Service and the United States Congress. Pursuant to future Internal Revenue Service public pronouncements and/or future United States legislation, it is possible that all or a portion of the income derived by PlayStar Wyoming from the conduct of its Internet business operations, to the extent attributable to users of PlayStar Wyoming's gaming services who are located in the United States, would be subject to United States federal income tax. This result might be possible even though PlayStar Wyoming conducts its business operations entirely outside of the United States.

         If PlayStar Wyoming were to become subject to U.S. income tax on its income from its Internet gaming business, this could have a material adverse effect on the business and operation of PlayStar Wyoming.

         To the extent that PlayStar Wyoming licenses its software for use in the United States, any royalties with respect to such license would be United States source and would be subject to 30% withholding tax.

         TAXATION OF STOCKHOLDERS - UNITED STATES HOLDERS

                  Taxation of Dividends

         A United States holder will be required to include in gross income as a dividend when received the gross amount of any cash or the fair market value of any property distributed by PlayStar Wyoming to the extent of its current and accumulated earnings and profits as determined under United States federal income tax principles. A distribution by PlayStar Wyoming with respect to the ordinary shares in excess of its current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of basis in the ordinary shares to the extent of a United States holder's adjusted tax basis in such ordinary shares, with the balance of the distribution, if any, treated as a gain realized by the United States holder from the sale or disposition of the ordinary shares.

         The dividends paid by PlayStar Wyoming will not be eligible for the dividends received deduction generally allowed with respect to dividends paid by domestic corporations. For purposes of the United States foreign tax credit limitation, dividends paid by PlayStar Wyoming generally will constitute foreign source "passive income" or, in the case of a holder who is a "financial services entity" as defined in regulations under the Internal Revenue Code, "financial services income".

                  Taxation of Dispositions of Ordinary Shares

         A United States holder who sells or otherwise disposes of an ordinary share will generally recognize gain or loss equal to the difference between his adjusted tax basis in the ordinary share and the amount realized on the sale or other disposition. In general, any gain or loss so recognized will be either short-term capital gain or loss or, if held for more than one year, long-term capital gain or loss.

         For purposes of the United States foreign tax credit limitation, a recognized gain arising on the disposition of an ordinary share will be United States source income. There is a substantial risk, however, that a recognized loss will be allocated against foreign source income by reference to the source of income received or expected to be received from the ordinary share.

                  Effect of Other Rules

         PlayStar Wyoming does not believe that it is currently, nor does it anticipate that it will become, a passive foreign investment company, a foreign personal holding company, a personal holding company or a controlled foreign corporation. It is possible, however, that future changes in the nature of its operations or in the identity of its shareholders could result in PlayStar

Wyoming becoming one or more of those types of entities. Were it to do so, this could have substantial adverse tax effects on U.S. Holders of ordinary shares and you are urged to consult your own tax advisors in this regard.

         TAXATION OF STOCKHOLDERS - NON-UNITED STATES HOLDERS

         Subject to the discussion of United States backup withholding tax below, a stockholder of ordinary shares other than a United States holder, referred to as a "non-United States holder," will not be subject to United States federal income or withholding tax on income derived by PlayStar Wyoming, dividends paid to a stockholder by PlayStar Wyoming or gains realized on the sale of ordinary shares, provided that:

     such income items are not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, and there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof. Holders who have such a present or former connection should consult their own tax advisors.

         UNITED STATES BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

         Generally, a 31% "backup" withholding tax and information reporting requirements apply to dividends paid on shares of stock, and to proceeds from the sale of shares, to a noncorporate United States holder, if such a holder fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements.

         Dividends paid on ordinary shares will be subject to United States backup withholding tax and information reporting if either (i) they are paid within the United States, or (ii) they are paid through a U.S. Middleman (as defined in applicable United States Treasury Regulations), unless the holder has provided the required certification of its non-United States status or has otherwise established an exemption. In addition, the proceeds from the sale of ordinary shares through a United States or United States-related person will be subject to United States backup withholding tax and information reporting, unless the holder has provided the required certification of its non-United States status or has otherwise established an exemption.

         A United States holder or a holder which is a United States partnership can establish an exemption from the imposition of backup withholding tax by providing a duly completed Internal Revenue Service Form W-9 to the holder's broker or to the paying agent, reporting the holder's taxpayer identification number, which for an individual will be his or her social security number, or by otherwise establishing its corporate or exempt status. A non-United States holder can generally establish an exemption from the imposition of backup withholding tax and information reporting by providing a duly completed Internal Revenue Service Form W-8BEN to the holder's broker or to the paying agent or by otherwise establishing the holder's non-United States status.

         Any amounts withheld under the backup withholding tax rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the required information is furnished to the Internal Revenue Service.

ITEM 8.    SELECTED FINANCIAL DATA


                               Year Ended June 30
                              -------------------
----------------------------------------------------------------------------------------------------
                                         1997(1)          1998            1999            2000
----------------------------------------------------------------------------------------------------
         Casino revenue                     -               -            211,658         117,845
----------------------------------------------------------------------------------------------------
         Total expenses                 1,929,754       1,171,558      1,865,329       4,149,229
----------------------------------------------------------------------------------------------------
         Operating loss                (1,929,754)     (1,171,558)    (1,653,671)     (4,031,384)
----------------------------------------------------------------------------------------------------
         Equity in loss of
         unconsolidated affiliate           -               -            (15,000)          -
----------------------------------------------------------------------------------------------------
         Interest income                    3,022           8,049         47,075          13,537
----------------------------------------------------------------------------------------------------
         Net loss                      (1,926,732)     (1,163,509)    (1,621,596)     (4,017,847)
----------------------------------------------------------------------------------------------------
         Net loss per share - basic
         and diluted                         (.13)           (.07)          (.06)           (.11)
----------------------------------------------------------------------------------------------------
         Weighted average number of
         shares outstanding -
            basic
            diluted                    15,035,880      17,415,461     29,344,921      36,622,644
----------------------------------------------------------------------------------------------------


         (1) Period from October 3, 1996 (inception) to June 30, 1997.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial conditions. The discussion should be read in conjunction with our audited financial statements and the notes to the financial statements. Any financial information that we have included for dates prior to September 4, 1998 represents the operations of PlayStar Corporation, a Delaware corporation which was the predecessor to PlayStar Wyoming.

OVERVIEW

         PlayStar Wyoming Holding Corp. is a holding company which, through its subsidiaries, PlayStar Limited, PlayStar Casino Limited and Players Limited operates, promotes and commercializes an on-line gaming service that offers interactive, software-based games of chance. PlayStar Wyoming is the successor to PlayStar Corporation, a Delaware corporation, which was reincorporated in Antigua on September 9, 1998. The reincorporation allowed us to commence our on-line gaming operations on September 14, 1998. We have been in the development stage since our inception through June 30, 1999. For the period from our inception on October 3, 1996 until June 30, 2000, our cumulative casino revenue was $329,503 and interest earned was $71,683 and our accumulated loss was $8,729,684.

         PlayStar Limited licenses its gaming technology to PlayStar Casino and we intend to license such technology to non-affiliated third parties, for the operation electronic casinos. The technology allows patrons of an on-line casino to play interactive games of chance, including blackjack, draw poker, baccarat, roulette and three different slot machines, for free or using real money by wagering with chips acquired using electronic money or "e-cash" that is purchased through credit cards, wire-transfers and money orders.

         From March of 2000 through the end of our fiscal year, PlayStar Casino has operated under conditions of free play only, with no real money wagering due to system failures and lack of ongoing upgrades of our Java based software and hardware. Although we employed various technicians to upgrade our software and hardware, we were unable to adequately address the problems associated with our Live Play casino. Accordingly, for the year ended June 30, 2000, our financial results were adversely affected by the fact that real play, live wagering had not been possible on our on-line casino. Nevertheless, communications remained open between PlayStar support staff and our customers to ensure that customer loyalty remained.

         In addition to our on-line casino business, we are focusing on acquiring software programs for sports pooling and sports wagering over the Internet. Once acquired, we intend to enter into strategic relationships with gaming and sports book companies to license such technology.

         RESULTS OF OPERATIONS

         YEAR ENDED JUNE 30, 2000 COMPARED WITH YEAR ENDED JUNE 30, 1999

         During the fiscal year ended June 30, 2000, all $117,845 of our operating revenues consisted of casino revenues. Our casino revenues for the fiscal year ended June 30, 1999 were $211,658. This decrease in revenue was primarily due to the shut down of our real play, live wagering casino during March through the end of fiscal 2000. We derived $13,537 of interest income during fiscal 2000 compared to $47,075 during fiscal 1999.


         Total expenses for the fiscal year ended June 30, 2000 were $4,149,229 compared with $1,865,329 for the year ended June 30, 1999. The increase in expenses was exclusively attributable to the costs associated with the Cyberstation settlement, most of which did not involve the payment of cash. There was also a slight increase in salaries expense from $211,503 to $260,793. Otherwise, our advertising costs decreased from $91,583 in the prior year to $15,004 this year and all other general and administrative expenses (excluding salaries, advertising and the Cyberstation settlement) decreased from $1,562,343 in 1999 to $597,137 this year.


         These overall increase in expenses resulted in an operating loss of $4,031,384 for the fiscal year ended June 30, 2000 compared with $1,653,671 for the fiscal year ended June 30, 1999 and a net loss of $4,017,847 for fiscal 2000 compared with $1,621,596 net loss for fiscal

1999. Net loss per share was $.11 per share for fiscal 2000 compared to a net loss of $.06 per share during fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Since our inception we have financed our operations primarily through sales of our equity securities and the issuance of convertible notes, which has resulted in aggregate net proceeds of $4,231,106 through June 30, 2000. These financings, together with cash flow from operations and proceeds received from the exercise of options and warrants, have been sufficient to satisfy our cash requirements. As of June 30, 2000, we had $193,975 in cash and cash equivalents.


         Net cash used in operating activities was $585,143 for the year ended June 30, 2000 and $1,189,918 for the year ended June 30, 1999. The principal use of cash in each of these periods was to fund our losses from operations.


         Net cash provided by financing activities was $270,000 for the year ended June 30, 2000 and $2,032,718 for the year ended June 30, 1999. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from sales of our equity securities.


         As of June 30, 2000, we estimate our capital expenditures and our operational expenditures for the next 12 months to be approximately $275,000 and $575,000, respectively. We also expect to expend significant capital resources on operating expenses for day-to-day operations, infrastructure, general corporate and business development personnel, sales and marketing personnel and programs and other working capital needs to grow our business. The amounts and timing of these expenditures may vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, the nature of any acquisitions identified and the rate of growth of our business.

         We believe that fundings from private financing and our current cash and projected casino operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures until at least July 1, 2001. However, we cannot assure you that the assumptions of revenue and expense on which our forecasts are based will prove to be accurate. Our financial results may vary as a result of a number of factors, many of which are beyond our control and any of which could cause our business to suffer. In addition, because the market for online gaming is relatively new and evolving, it is difficult to predict future financial results. As a result, if our revenues do not meet our expectations, our financial results will likely suffer.


         If additional funding is required, we may seek such funding through public or private financings or other arrangements. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our services, take advantage of business opportunities, respond to competitive pressures or grow our business as we hope. This could have a material adverse effect on our business, financial condition and results of operations.

ITEM 9A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.


         Not applicable since PlayStar Wyoming uses the Eastern Caribbean Dollar and the U.S. Dollar, and the Eastern Caribbean Dollar is at a fixed conversion rate to the U.S. Dollar and does not fluctuate.


ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT.

         The following table sets forth the names, ages and positions of the directors and executive officers of PlayStar Wyoming as of June 30, 2000. A description of their respective backgrounds follows below:


NAME                                                  AGE        POSITION
----                                                  ---        --------
Stuart Brazier.....................................   42         Chief Executive Officer, President and Director


--------------------

Stuart Brazier has served as Chief Executive Officer and President of PlayStar Wyoming since April 8, 1999. From 1996 until the present, Mr. Brazier has served as the President of De Sage Capital Corporation, a Bahamas based consulting firm specializing in advising start-up offshore businesses. From 1991 until 1996, Mr. Brazier was the President of Vancouver Mailing Services, a company specializing in laser printing and data management.

ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS.

         The following table sets forth information for the fiscal years ended June 30, 2000 concerning the compensation paid and awarded to all individuals serving as executive officers and/or directors of PlayStar Wyoming.


------------------------------------------------------------------------------------------------
                                                                              Long-Term
                                        Annual Compensation              Compensation Awards
------------------------------------------------------------------------------------------------
                                                                     Securities
Name and                Fiscal                        Other Annual   Underlying       All Other
Principal Position       Year     Salary     Bonus    Compensation     Options      Compensation
------------------------------------------------------------------------------------------------
Stuart Brazier           2000    $60,000      -0-         (1)            -0-               -0-
President and Chief
Executive Officer
------------------------------------------------------------------------------------------------

(1) PlayStar Wyoming authorized the issuance of 500,000 of its ordinary shares to Mr. Brazier during the fiscal year ended June 30, 2000 in consideration for his service to the company. These shares had a value of approximately $55,000 on their date of authorization.


         No stock options were granted to our executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 2000.

         Our directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Our directors may also serve us in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         As of December 27, 2000, we had options, warrants and convertible notes to purchase an aggregate of 10,608,000 ordinary shares exercise of prices ranging from $0.05 to $0.75 per share. None of such options, warrants or convertible notes are held by any current director or officer.

ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         During the fiscal year ended June 30, 2000, we authorized the issuance of 500,000 shares to Stuart Brazier who serves as our Chief Executive Officer and President.

         Other than the foregoing, PlayStar Wyoming has not entered into any material transactions which resulted in a direct or indirect material interest for any of our directors or officers or holders of more than ten percent (10%) of our capital stock.

                                     PART II

         Not applicable.


                                    PART III

         Not applicable.


                                     PART IV

ITEM 17.   FINANCIAL STATEMENTS.

         The consolidated financial statements of PlayStar Wyoming Holding Corp. and its subsidiaries including the notes thereto, together with the reports thereof of Mahoney Cohen & Company, CPA, P.C. are presented beginning at page F-1.

ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit                    Description
-------                    -----------

2.1        Plan of Agreement and Merger of PlayStar Delaware and PlayStar Wyoming.*

3.1        Articles of Incorporation of PlayStar Wyoming.*

3.2        Articles of Continuance of PlayStar Wyoming.*

3.3        By-Laws of PlayStar Wyoming.*

3.4        Certificate of Incorporation of PlayStar Corporation.*

4.1        Specimen Form of Stock Certificate of PlayStar Corporation.*

10.1       PlayStar Corporation Stock Option Plan.*

10.2       Warrant to Purchase Common Stock of PlayStar Wyoming, dated November
           21, 2000, issued to Select Investments Ltd.

10.3       Regulation S Subscription  Agreement,  dated November 21, 2000, by and between
           Select Investments Ltd. and PlayStar Wyoming for the purchase of a Convertible Note.

10.4       Form of Regulation D Subscription Agreement for the purchase of Convertible Notes.

10.5       Form of Convertible Promissory Note.

10.6       Tenancy Agreement dated June 15, 1999 by and between PlayStar Corporation and The
           Barbados Mutual Life Assurance Society.

10.7       Letter of Intent dated July 17, 2000 by and between Raymond Gertner and Howard
           Mann, in trust, and PlayStar Wyoming.

10.8       Consulting Services Agreement dated July 15, 2000 by and between PlayStar Wyoming and Richard Levenstein, in trust.

10.9       Letter of Intent dated October 11, 2000 by and between Richmond Investments Limited and PlayStar Wyoming.

10.10      Letter of Intent dated November 30, 2000 by and between Select Investments Ltd.,
           d/b/a ABC Corporation and PlayStar Wyoming.



----------------------------

         * Filed as an exhibit to PlayStar's Registration Statement of Form F-1 as filed with the Commission on July 31, 1998.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           PLAYSTAR WYOMING HOLDING CORP.



Date: December 29, 2000

                                           By: /s/ Stuart Brazier
                                               --------------------------------
                                                Stuart Brazier
                                                President and CEO

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES


                                       Index


                                                                       Page
                                                                       ----
Independent Auditor's Report                                            F-1

Consolidated Balance Sheets as of June 30, 2000 and 1999                F-2

Consolidated Statements of Operations for the Years Ended
    June 30, 2000, 1999 and 1998                                        F-3

Consolidated Statements of Shareholders' Equity (Deficit)
    for the Years Ended June 30, 1998, 1999 and 2000                    F-4

Consolidated Statements of Cash Flows for the Years Ended
    June 30, 2000, 1999 and 1998                                        F-8

Notes to Consolidated Financial Statements                              F-9

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareholders
PlayStar Wyoming Holding Corp.


         We have audited the accompanying consolidated balance sheets of PlayStar Wyoming Holding Corp. and Subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PlayStar Wyoming Holding Corp. and Subsidiaries as of June 30, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.

                                          /s/ Mahoney Cohen & Company, CPA, P.C.



New York, New York
November 16, 2000, except for the
   last paragraph of Note 15, as to
   which the date is November 21, 2000

                                          PLAYSTAR WYOMING HOLDING CORP.
                                                 AND SUBSIDIARIES
                                            Consolidated Balance Sheets


                                                      ASSETS

                                                                                             June 30,
                                                                            -------------------------------------
                                                                                    2000                   1999
                                                                            --------------         --------------
Current assets:
    Cash                                                                    $      193,975         $      529,308
    Prepaid expenses and other current assets                                       12,978                 60,145
                                                                            --------------         --------------
                Total current assets                                               206,953                589,453

Property and equipment, net (Note 5)                                               213,616                255,318

Software license (Notes 4 and 12)                                                   -                   2,996,495

Equity investment in unconsolidated affiliate (Notes 6 and 12)                      -                     324,800

Security deposits                                                                   85,638                101,300
                                                                            --------------         --------------

                                                                            $      506,207         $    4,267,366
                                                                            ==============         ==============

                                  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable - affiliate (Notes 3 and 12)                           $       -              $       25,842
    Accrued expenses (Note 7)                                                      131,329                228,199
                                                                            --------------         --------------
                Total current liabilities                                          131,329                254,041

Commitments (Note 14)

Redeemable ordinary shares (Note 9)                                                379,400                 -

Shareholders' equity (Note 8):
    Preferred shares, $.0001 par value:
        Authorized - 1,000,000 shares; none issued
    Ordinary shares, $.0001 par value:
        Authorized - 50,000,000 shares
        Issued and outstanding - 36,622,644 shares at
           June 30, 2000 and 1999                                                    3,663                  3,663
    Additional paid-in capital                                                   8,721,499              8,721,499
    Accumulated deficit                                                         (8,729,684)            (4,711,837)
                                                                            --------------         --------------
                Total shareholders' equity (deficit)                                (4,522)             4,013,325
                                                                            --------------         --------------

                                                                            $      506,207         $    4,267,366
                                                                            ==============         ==============


                             See accompanying notes.

                                          PLAYSTAR WYOMING HOLDING CORP.
                                                AND SUBSIDIARIES
                                       Consolidated Statements of Operations


                                                                               Year Ended June 30,
                                                             -----------------------------------------------
                                                                  2000              1999             1998
                                                             ---------------    --------------   -----------
Casino revenue                                               $       117,845    $      211,658   $     -
                                                             ---------------    --------------   -----------

Expenses:
    Professional fees                                                162,852           455,461       628,649
    Development costs                                                 79,543           433,042       396,934
    Selling, general and administrative                              520,485           911,305       112,551
    Depreciation and amortization                                     77,554            65,521        33,424
    Litigation settlement (Note 12)                                3,308,795            -              -
                                                             ---------------    --------------   -----------
                Total expenses                                     4,149,229         1,865,329     1,171,558
                                                             ---------------    --------------   -----------

Operating loss                                                    (4,031,384)       (1,653,671)   (1,171,558)

Other income (expense):
    Equity in loss of unconsolidated affiliate
        (Note 6)                                                      -                (15,000)        -
    Interest income                                                   13,537            47,075         8,049
                                                             ---------------    --------------   -----------
                Net other income                                      13,537            32,075         8,049
                                                             ---------------    --------------   -----------

Net loss                                                     $    (4,017,847)   $   (1,621,596)  $(1,163,509)
                                                             ===============    ==============   ===========

Basic and diluted loss per share                             $          (.11)   $         (.06)  $      (.07)
                                                             ===============    ==============   ===========

Weighted average number of shares                                 36,622,644        29,344,921    17,415,461
                                                             ===============    ==============   ===========

                             See accompanying notes.

                        PLAYSTAR WYOMING HOLDING CORP.
                               AND SUBSIDIARIES
           Consolidated Statements of Shareholders' Equity (Deficit)



                                                                                                                     Total
                                               Ordinary Shares             Additional                             Shareholders'
                                         --------------------------         Paid-in             Accumulated          Equity
                                           Shares            Amount         Capital               Deficit           (Deficit)
                                         ------------        ------       -------------     ------------------    -------------
Balance at July 1, 1997                    15,812,500     $   1,581       $   1,980,104     $   (1,926,732)      $      54,953

Issuance of ordinary shares in
    November 1997 in connection
    with a private placement
    offering at $.40 per share, less
    related costs of $50,000                1,250,000           125             449,875             -                  450,000

Issuance of ordinary shares in
    December 1997, in a private
    placement offering at $.50 per
    share, less related costs of
    $36,211                                   724,274            72             325,854             -                  325,926

Issuance of ordinary shares in
    January 1998, in a private
    placement offering at $.50
    per share, less related costs
    of $14,250                                285,000            29             128,221             -                  128,250

Issuance of ordinary shares in
    January 1998, as a fee in
    connection with the November
    1997 private placement offering
    (fair market value $.85 per share,
    $212,500)                                 250,000            25                 (25)            -                   -

Options granted during December 1997
    through April 1998 for the purchase
    of 315,000 ordinary shares to
    consultants as compensation
    for development costs                      -             -                   51,530             -                   51,530
                                         ------------     ---------       -------------     --------------       -------------

Totals carried forward                     18,321,774     $   1,832       $   2,935,559     $   (1,926,732)      $   1,010,659
                                         ------------     ---------       -------------     --------------       -------------

                             See accompanying notes.

                        PLAYSTAR WYOMING HOLDING CORP.
                               AND SUBSIDIARIES
     Consolidated Statements of Shareholders' Equity (Deficit) (Continued)



                                                                                                                     Total
                                               Ordinary Shares            Additional                              Shareholders'
                                         --------------------------         Paid-in            Accumulated           Equity
                                           Shares            Amount         Capital              Deficit            (Deficit)
                                         ------------        ------       -------------     ------------------    -------------
Totals brought forward                     18,321,774     $   1,832       $   2,935,559     $   (1,926,732)      $   1,010,659

Issuance of ordinary shares in
    January 1998, in connection
    with exercise of stock options
    at $.05 per share                          30,000             3               1,497             -                    1,500

Issuance of ordinary shares in
    February 1998, in connection
    with exercise of stock options
    at $.05 per share                          27,000             2               1,348             -                    1,350

Issuance of ordinary shares in May
    1998, at $.50 per share, less costs
    of $15,936                                437,000            44             202,520             -                  202,564

Issuance of ordinary shares in May
    1998, at $.40 per share, less
    costs of $14,441                          445,500            45             163,714             -                  163,759

Issuance of ordinary shares in May
    1998, in connection with exercise
    of stock options, at $.05 per
    share                                     400,000            40              19,960             -                   20,000

Current year amortization of cost
    of options granted in prior
    periods                                    -             -                   45,617             -                   45,617

Options granted in October 1998
    to consultants for the purchase
    of 300,000 ordinary shares for
    services provided through
    June 30, 1998                              -             -                   78,680             -                   78,680

Net loss, June 30, 1998                        -             -                   -              (1,163,509)         (1,163,509)
                                         ------------     ---------       -------------     --------------       -------------

Balance at June 30, 1998
    (carried forward)                      19,661,274     $   1,966       $   3,448,895     $   (3,090,241)      $     360,620
                                         ------------     ---------       -------------     --------------       -------------

                             See accompanying notes.

                       PLAYSTAR WYOMING HOLDING CORP.
                              AND SUBSIDIARIES
    Consolidated Statements of Shareholders' Equity (Deficit) (Continued)



                                                                                                                     Total
                                              Ordinary Shares             Additional                              Shareholders'
                                         --------------------------         Paid-in            Accumulated           Equity
                                           Shares            Amount         Capital              Deficit            (Deficit)
                                         ------------        ------       -------------     ------------------    -------------
Balance at June 30, 1998
    (brought forward)                      19,661,274     $   1,966       $   3,448,895     $   (3,090,241)      $     360,620

Issuance of ordinary shares in July
    1998, at $.50 per share, less costs
    of $750                                    30,000             3              14,247             -                   14,250

Issuance of ordinary shares in August
    1998, at $.40 per share, less costs
    of $100                                     5,000             1               1,899             -                    1,900

Issuance of ordinary shares in August
    and September 1998, at $.2580645
    per share, less costs of $144,077       7,967,000           797           1,911,126             -                1,911,923

Issuance of ordinary shares in September
    1998, as a fee in connection
    with the August and September
    1998 issuance of ordinary shares
    (fair value $.39 per share,
    $362,454)                                 929,370            93                 (93)            -                   -

Options granted in December 1998
    for the purchase of 150,000
    ordinary shares for services
    provided through June 30, 1999             -             -                   42,807             -                   42,807

Issuance of ordinary shares in February
    1999 in connection with exercise of
    stock options at $.05 per share           170,000            17               8,483             -                    8,500

Issuance of ordinary shares in March
    1999 in connection with purchase
    of a software license and related
    fees at fair value ($.453125 per
    share)                                  6,500,000           650           2,944,663             -                2,945,313
                                         ------------     ---------       -------------     --------------       -------------

Totals carried forward                     35,262,644     $   3,527       $   8,372,027     $   (3,090,241)      $   5,285,313
                                         ------------     ---------       -------------     --------------       -------------


                             See accompanying notes.

                        PLAYSTAR WYOMING HOLDING CORP.
                              AND SUBSIDIARIES
    Consolidated Statements of Shareholders' Equity (Deficit) (Concluded)



                                                                                                                    Total
                                               Ordinary Shares             Additional                             Shareholders'
                                         --------------------------         Paid-in            Accumulated          Equity
                                           Shares            Amount         Capital              Deficit           (Deficit)
                                         ------------        ------       -------------     ------------------    -------------
Totals brought forward                     35,262,644     $   3,527       $   8,372,027     $   (3,090,241)      $   5,285,313

Issuance of ordinary shares in March
    1999 in connection with exercise
    of stock options at $.05 per share        110,000            11               5,489             -                    5,500

Options granted in March 1999 for
    the purchase of 150,000 ordinary
    shares for services provided through
    June 30, 1999                              -             -                   39,460             -                   39,460

Issuance of ordinary shares in June
    1999 with exercise of options at
    $.05 per share                          1,250,000           125              62,375             -                   62,500

Current year amortization of cost
    of options granted in prior
    periods                                    -             -                  242,148             -                  242,148

Net loss, June 30, 1999                        -             -                   -              (1,621,596)         (1,621,596)
                                         ------------     ---------       -------------     --------------       -------------

Balance at June 30, 1999                   36,622,644         3,663           8,721,499         (4,711,837)          4,013,325

Net loss, June 30, 2000                        -             -                   -              (4,017,847)         (4,017,847)
                                         ------------     ---------       -------------     --------------       -------------

Balance at June 30, 2000                   36,622,644     $   3,663       $   8,721,499     $   (8,729,684)      $      (4,522)
                                         ============     =========       =============     ==============       =============

                             See accompanying notes.

                                          PLAYSTAR WYOMING HOLDING CORP.
                                                 AND SUBSIDIARIES
                                       Consolidated Statements of Cash Flows

                                                                                Year Ended June 30,
                                                                -------------------------------------------------------
                                                                   2000               1999                 1998
                                                                -------------     --------------    -------------------
Cash flows from operating activities:
    Net loss                                                    $  (4,017,847)    $   (1,621,596)   $  (1,163,509)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
        Write-off of software license                               2,996,495             -                -
        Write-off of investment in unconsolidated affiliate           324,800             -                -
        Settlement of liability to Cyberstation St. Kitts
           Limited                                                    (12,500)            -                -
        Depreciation and amortization                                  77,554             65,521           33,424
        Equity in loss of unconsolidated affiliate                     -                  15,000           -
        Development costs paid through the issuance of
          ordinary shares and granting of stock options                -                 242,148          175,827
        Redeemable ordinary shares due to employees
          as compensation                                             109,400             -                -
        Options granted for consulting costs                           -                  82,267           -
        Change in assets and liabilities:
           Prepaid expenses and other current assets                   47,167             90,777         (149,062)
           Accounts payable - affiliate                               (13,342)           (27,860)          53,702
           Accrued expenses                                           (96,870)           (36,175)         208,329
                                                                -------------     --------------    -------------
                Net cash used in operating activities                (585,143)        (1,189,918)        (841,289)
                                                                -------------     --------------    -------------

Cash flows from investing activities:
    Proceeds from (payments of) security deposits                      15,662            (26,300)         (75,000)
    Purchase of property and equipment                                (35,852)           (78,429)        (275,834)
    Equity investment in unconsolidated affiliate                      -                (339,800)          -
    Cash paid for software license                                     -                 (51,182)          -
                                                                -------------     --------------    -------------
                Net cash used in investing activities                 (20,190)          (495,711)        (350,834)
                                                                -------------     --------------    -------------

Cash flows from financing activities:
    Stock subscriptions receivable                                     -                  21,350           -
    Net proceeds from issuance of ordinary shares                      -               2,004,573        1,271,999
    Net proceeds from redeemable ordinary shares                      270,000             -                -
    Deferred offering costs                                            -                  6,795            (6,795)
                                                                -------------     --------------    -------------
                Net cash provided by financing activities             270,000          2,032,718        1,265,204
                                                                -------------     --------------    -------------
Net increase (decrease) in cash                                      (335,333)           347,089           73,081

Cash, beginning of year                                               529,308            182,219          109,138
                                                                -------------     --------------    -------------

Cash, end of year                                               $     193,975     $      529,308    $     182,219
                                                                =============     ==============    =============

                       Supplemental Schedule of Non-Cash Investing and Financing Activities

Ordinary shares issued in connection with raising of
    capital                                                     $      -          $      362,454    $     212,500
                                                                =============     ==============    =============

Receivable from shareholders in connection with
    exercise of stock options                                   $      -          $       -         $      21,350
                                                                =============     ==============    =============

Ordinary shares issued for a software license                   $      -          $    2,945,313    $      -
                                                                =============     ==============    =============

                             See accompanying notes.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 1 -     The Company

             The consolidated financial statements include the accounts of PlayStar Wyoming Holding Corp. ("Playstar") and its wholly-owned subsidiaries, PlayStar Limited (a Jersey, Channel Islands corporation), Players Limited (an Antigua corporation) ("Players") and Playstar Casino Limited ("Playstar Casino") (an Antigua corporation) (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

             The Company, through its subsidiaries, operates an on-line gaming service operating interactive, software-based games of chance, accessible world-wide through the Internet. The Company also intends to license its software and enter into strategic relationships with gaming and sports book companies. The Company had been in the development stage since its inception on October 3, 1996 through June 30, 1999.

             Effective September 4, 1998, pursuant to a Merger Agreement, and an Application for Certificate of Transfer, the Company's board of directors and holders of more than two-thirds of the outstanding shares of its common stock approved the reorganization of PlayStar Corporation pursuant to which PlayStar Corporation was merged with and into PlayStar Wyoming Holding Corp., a newly formed Wyoming corporation which became the surviving entity (the "Merger"). Subsequently, pursuant to a Wyoming statutory continuation procedure, Playstar became an Antigua corporation. In accordance with the terms of the merger, each outstanding share of PlayStar Corporation's common stock was automatically converted into one outstanding share of PlayStar Wyoming common stock and subsequently, in connection with the statutory continuation procedure referred to above, automatically converted into one ordinary share, par value $.0001 of PlayStar Antigua. The financial statements give effect for the conversion of one common share to one ordinary share for all periods presented.

             On March 12, 2000, the Company suspended its gaming operations in order to make software modifications and upgrades. On July 11, 2000, the Company signed a letter of intent (see Note 15) with a software company to have them develop a new Shockwave software casino module in place of upgrading the old Java based software the Company had been using. The Company expects the new software to be implemented and fully operational sometime in December 2000.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 -     Summary of Significant Accounting Policies

             Basis of Presentation

             The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

             Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

             Revenue Recognition

             The Company recognizes gaming revenue in accordance with industry practice. Casino revenue is the net win from gaming activities and is net of accruals for progressive jackpots. Promotional allowances are classified as expenses on the accompanying consolidated statements of operations. The cost of such promotional allowances for the years ended June 30, 2000 and 1999 was nominal.

             Advertising and Promotion Costs

             Advertising and promotion costs are charged to operations during the period in which they are incurred. For the years ended June 30, 1999 and 2000, advertising expenses were approximately $15,000 and $92,000, respectively.

             Property and Equipment

             Property and equipment is recorded at cost. Depreciation is computed by the straight-line method over seven years for furniture and five years for equipment and automobiles. Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining term of the lease when acquired. Additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred.

             Reclassifications

             Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 -     Summary of Significant Accounting Policies (Continued)

             Long-Lived Assets

             In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121"), long-lived assets used in operations are evaluated for possible impairment by reviewing undiscounted expected future cash flows. The carrying value of a long-lived asset is considered impaired if the sum of the undiscounted expected future cash flows is less than the carrying amount of that asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the undiscounted expected future cash flows of the long-lived assets. Based on management's estimate of future cash flows, losses due to impairment of long-lived assets are not material in any period presented.

             Fair Value of Financial Instruments

             The Company applies the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At June 30, 2000 and 1999, management believes the fair value of all financial instruments approximated carrying value.

             Foreign Currency Translation

             The accounts of Playstar Casino are translated using a fixed exchange rate for assets, liabilities and results of operations. The local currency for Playstar Casino is the functional currency. Assets, liabilities and revenue and expenses of Playstar Casino are all translated at the current conversion rate as the Antigua currency is, in effect, "linked" to the U.S. dollar and the exchange rate does not fluctuate.

             Preopening Costs

             The Company has adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", which requires entities to expense start-up costs and organization costs as incurred and is effective for all fiscal years beginning after December 15, 1998. The adoption of the statement did not have a material effect on the Company's financial position.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 -     Summary of Significant Accounting Policies (Continued)

             Software Costs

             The Company has adopted Statement of Position 98-1, "Accounting for the Cost of Software Developed for Internal Use", which requires that all qualifying software costs developed for internal use incurred in the application and development stage be capitalized and is effective for all fiscal years beginning after December 15, 1998.

             Computation of Net Loss per Ordinary Share

             The Company follows SFAS No. 128, "Earnings per Share". This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period, adjusted for the dilutive effect of ordinary share equivalents, consisting of dilutive options and warrants, using the treasury stock method.

             For all periods presented, options and warrants are not included in the computation as they would be anti-dilutive. In the event that the Company was to report net income in future periods, these options and warrants, aggregating 2,768,000 at June 30, 2000, could have a dilutive effect on future earnings per share calculations in those periods.

             Stock-Based Compensation

             The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation". The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans (see
Note 8).

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 3 -     Related Party Transactions

             Dreamplay

             From inception until December 1998, the Company retained the services of Dreamplay Research Corp. ("Dreamplay"), a Canadian corporation that was wholly-owned by a significant shareholder of the Company, who was the Company's president through September 1998 and a director through March 1998. Dreamplay developed the Company's software and internet site (used through March 12, 2000), provided consulting services and purchased hardware and vendor supplied software applications. The relationship was terminated in December 1998 and all options granted for future development became fully vested (see Note 8). The following table summarizes transactions between the Company and Dreamplay for the years ended June 30, 2000, 1999 and 1998:


                                                                    2000               1999               1998
                                                                ------------       ------------      ---------
Charges for development costs and support
   and maintenance                                              $     -            $    244,136      $    387,409

Charges for purchases of computer equipment
   and software                                                       -                  56,662           256,778

Due to Dreamplay for insurance costs paid on
   Playstar's behalf                                                  -                  -                  6,004

Credit against research and development costs                         -                  -               (171,489)
                                                                ------------       ------------      ------------

      Total                                                     $     -            $    300,798      $    478,702
                                                                ============       ============      ============

Amounts paid to Dreamplay                                       $     -            $    354,500      $    425,000
                                                                ============       ============      ============


             Cyberstation

             On March 25, 1999, the Company acquired 40% of the common stock of Cyberstation Computers & Support, Inc. ("Cyberstation") for Canadian $500,000 ($339,800).

             The Company entered into a management services agreement with Cyberstation St. Kitts Limited with an original expiration date of June 30, 2002. Cyberstation was to receive a base management fee of Canadian $160,000 (approximately $109,000 at June 30, 1999) per annum and a payment equal to 15% of the pre-tax profits of Players and 10% of the pre-tax profits of Playstar, in excess of certain thresholds as defined in the management agreement of Playstar. For the year ended June 30, 1999, the Company paid Cyberstation St. Kitts Limited approximately $25,000 in management fees and $42,000 for support and maintenance service rendered prior to March 25, 1999 (see Note 4). At June 30, 1999, approximately $26,000 was accrued for management fees and costs incurred by Cyberstation on the Company's behalf.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 3 -     Related Party Transactions (Continued)

             Cyberstation (Continued)

             During 2000, the Company entered into settlement talks with Cyberstation and Cyberstation St. Kitts Limited after disputes emerged in October 1999 between the parties over the management services agreement. In March 2000, the Company discontinued its relationship with Cyberstation and the parties reached a settlement in September 2000 (see Note 12). The Company paid Cyberstation St. Kitts approximately $13,500 of the $26,000 owed at June 30, 1999. The remaining $12,500 was waived as part of the settlement in September 2000 (see Note 12).

Note 4 -     Software License

             On March 25, 1999, the Company purchased from Cyberstation an irrevocable, perpetual and royalty-free software license for exclusive use in designated countries and geographic areas which would provide credit card processing services. The Company issued 5,000,000 ordinary shares to Cyberstation and 1,500,000 ordinary shares to certain shareholders of the Company as fees in connection with this transaction.

             The Company also received, as part of the transaction, the following:

             1. 50% ownership in the common stock of NetEngine St. Kitts
                Limited, an inactive corporation ("NetEngine").

             2. An option to purchase for $100, at the termination of the management services agreement, the software programs, including related source codes, developed by Cyberstation for use in marketing, administration and/or game playing activities related to casino style gaming on the Internet.

             3. An option to purchase 100% of the common stock of Dreamplay
                Research Corp. (an inactive corporation after December 1999) for $100. Dreamplay served as the Company's software developer until December 29, 1998.

             In addition, the Company granted Cyberstation three options to acquire an aggregate of 5,000,000 ordinary shares at exercise prices ranging from $.25 to $1.00 per share. During the year ended June 30, 2000, these options were cancelled as a result of the litigation settlement (see Note 12).

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 4 -     Software License (Continued)

             The entire purchase price of the above transaction had been allocated to the software license. The following is a summary of the cost of the software license:

             5,000,000 shares issued to Cyberstation
                at fair market value of $.453125                             $    2,265,625
             1,500,000 shares as finders fees issued
                to certain shareholders of the Company
                at fair market value of $.453125                                    679,688
             Other related costs                                                     51,182
                                                                             --------------

                                                                             $    2,996,495
                                                                             ==============


             During the year ended June 30, 2000, the Company terminated this software license as the result of a litigation settlement (see Note 12). The licensed software was never placed into service.

Note 5 -     Property and Equipment

             At June 30, property and equipment consists of:

                                                                                  2000                   1999
                                                                              ------------           ------------

             Computer equipment and software                                  $    334,756           $    321,208
             Furniture and fixtures                                                 19,848                 19,105
             Leasehold improvements                                                 21,561                 -
             Automobiles                                                            13,950                 13,950
                                                                              ------------           ------------
                                                                                   390,115                354,263
             Less:  Accumulated depreciation and
                amortization                                                       176,499                 98,945
                                                                              ------------           ------------

                                                                              $    213,616           $    255,318
                                                                              ============           ============


Note 6 -     Equity Investment in Unconsolidated Affiliate

             The Company's loss on its 40% investment in Cyberstation (see Note
3) for the year ended June 30, 1999 was $15,000. During the year ended June 30, 2000, the Company, as part of a litigation settlement, surrendered all of its shares of Cyberstation (see Note 12).

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 6 -     Equity Investment in Unconsolidated Affiliate (Continued)

             In 1999, the investment in Cyberstation was accounted for by the equity method. The following is a summary of condensed unaudited financial information related to Cyberstation at May 31, 1999 and for the year then ended:

             Current assets                                                  $     247,000
             Other assets                                                            6,000
                                                                             -------------
                Total assets                                                 $     253,000
                                                                             =============

             Current liabilities                                             $     143,000
             Shareholders' equity                                                  110,000
                                                                             -------------
                Total liabilities and shareholders' equity                   $     253,000
                                                                             =============

             Net revenue                                                     $     138,000
                                                                             =============

             Gross profit                                                    $       4,000
                                                                             =============

             Net loss                                                        $    (222,000)
                                                                             =============


Note 7 -     Accrued Expenses

             At June 30, accrued expenses consist of the following:


                                                                                  2000                   1999
                                                                             -------------         ---------------
             Accrued professional fees                                       $      92,141         $      144,675
             Accrued payroll                                                        -                      12,400
             Accrued advertising                                                    -                      32,500
             Customer deposits                                                      12,318                 11,985
             Other accrued expenses                                                 26,870                 26,639
                                                                             -------------         --------------

                                                                             $     131,329         $      228,199
                                                                             =============         ==============


Note 8 -     Shareholders' Equity

             Ordinary Shares

             In November 1997, the Company completed an offering of 1,250,000 ordinary shares at a price of $.40 per share, resulting in gross proceeds of $500,000. The shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated under the Securities Act. Finders' fees aggregating $50,000 were paid by the Company. In addition, in January 1998, an additional 250,000 shares were issued to finders as compensation for their assistance in connection with the sale of the 1,250,000 shares.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 -     Shareholders' Equity (Continued)

             Ordinary Shares (Continued)

             In November 1997, the Company commenced an offering of ordinary shares under Regulation S promulgated under the Securities Act. In December 1997, the Company sold 724,274 ordinary shares at a price of $0.50 per share, resulting in gross proceeds of $362,137. The Company paid finders' fees of $36,211 in connection with such sale. In January 1998, the Company sold an additional 285,000 ordinary shares at a price of $0.50 per share resulting in gross proceeds of $142,500. The Company paid finders' fees of $14,250 in connection with such sale.

             In January, February and May 1998, the Company issued 457,000 ordinary shares upon the exercise of options with a $.05 exercise price resulting in approximately $23,000 of proceeds.

             In May 1998, the Company sold 437,000 ordinary shares at $0.50 per share and 445,500 ordinary shares at $0.40 per share in reliance upon exemptions from registration pursuant to Regulation S of the Securities Act. Costs incurred in connection with each were $15,936 and $14,441, respectively.

             During July, August and September 1998, through a private placement offering, the Company issued 8,002,000 ordinary shares at prices ranging from $.2580645 to $.50 per share, realizing total net proceeds of approximately $1,928,000. Additionally, the Company granted 929,370 shares as issuance costs and 6,500,000 of warrants to purchase ordinary shares of the Company. These warrants were granted to investors, in addition to the shares they purchased, and as payment for issuance costs. The warrants are exercisable as follows:
5,300,000 warrants at $.80 per share, 1,000,000 warrants at $1.25 per share, 100,000 warrants at $1.00 per share, and 100,000 warrants at $.50 per share. All of the warrants expired in May 2000.

             In February, March and June 1999, the Company issued 1,530,000 ordinary shares upon the exercise of options with a $.05 exercise price, resulting in approximately $77,000 of proceeds.

             In March 1999, the Company issued 6,500,000 ordinary shares for the purchase of a software license and related fees. The fair value of these shares on the date of grant was $.453125 per share or $2,945,313.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 -     Shareholders' Equity (Continued)

             Stock Options and Warrants

             On October 9, 1996, the Company adopted a stock option plan authorizing the granting of options to purchase up to 10,000,000 ordinary shares. The stock option plan permits the granting of options to officers, employees and consultants of the Company and its subsidiaries. Generally, the terms of the options are to be set by the Company's board of directors.

             The Company has elected to adopt the disclosure-only provision of SFAS No. 123 and will continue to apply APB No. 25 to account for stock options. Had compensation expense been determined as provided in SFAS No. 123, the pro forma effect would have been:


                                                                            Year Ended June 30,
                                                         --------------------------------------------------------
                                                             2000                  1999                1998
                                                         ---------------      ---------------    ----------------

             Net loss - as reported                      $    (4,017,847)     $    (1,621,596)   $     (1,163,509)
             Net loss - pro forma                             (4,017,847)          (1,762,046)         (1,183,752)
             Loss per share - as reported                           (.11)                (.06)               (.07)
             Loss per share - pro forma                             (.11)                (.06)               (.07)


             The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                          Year Ended June 30,
                                                         --------------------------------------------------------
                                                               2000                 1999               1998
                                                         ---------------      ---------------    ----------------
             Expected dividend yield                             N/A                0%                    0%
             Expected volatility                                 N/A              148%                  142%
             Risk-free interest rate                             N/A                4%                    6%
             Expected lives in years                             N/A              1-2                     5


             N/A - Not Applicable, no options or warrants were granted during the year ended June 30, 2000.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 -     Shareholders' Equity (Continued)

             Stock Options and Warrants (Continued)

             The table below summarizes the activity for the years ended June 30, 2000, 1999 and 1998:


                                                                    Year Ended June 30,
                                      ---------------------------------------------------------------------------------
                                                 2000                       1999                     1998
                                      --------------------------  -------------------------  --------------------------
                                                       Weighted                   Weighted                 Weighted
                                                       Average                    Average                  Average
                                                       Exercise                   Exercise                 Exercise
                                       Shares           Price      Shares          Price      Shares        Price
                                       ------           -----      ------          -----      ------        -----

Outstanding at beginning of year       14,538,000      $  .65      4,268,000      $  .14     4,220,000     $  .05
Granted (including 6,500,000 of
   warrants in 1999)                       -              -       11,800,000         .76       865,000        .46
Exercised                                  -              -       (1,530,000)        .05      (457,000)       .05
Cancelled                             (11,650,000)        .77         -              -        (360,000)       .05
Outstanding at the end of year          2,888,000         .20     14,538,000         .65     4,268,000        .14
Exercisable at the end of year          2,888,000         .20     14,538,000         .65     4,268,000        .14
Weighted average fair value
   granted during the year                    -           -           -              .16        -             .45
Weighted average remaining
   contractual rights (months)                -            23         -               23        -              86


             Exercise prices for options and warrants outstanding as of June 30, 2000 ranged from $.05 to $.75.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 -     Shareholders' Equity (Continued)

             Stock Options and Warrants (Continued)

             Additional stock option and warrant information is presented below:


                                                                                Year Ended June 30,
                                                            ------------------------------------------------------
                                                                2000                  1999              1998
                                                            -------------        -------------      --------------
             Options granted:
                Employees and former employees
                  of the Company and Dreamplay                     -                    -                 250,000
                Consultants                                        -                   300,000            615,000
                Affiliates                                         -                 5,000,000             -
                Investors (warrants)                               -                 6,500,000             -
                                                            -------------        -------------      -------------

                                                                   -                11,800,000            865,000
                                                            =============        =============      =============
             Options cancelled:
                Employees and former employees
                  of the Company and Dreamplay                     -                    -                  10,000
                Consultants                                       150,000               -                 350,000
                Affiliates                                      5,000,000               -                  -
                Investors                                       6,500,000               -                  -
                                                            -------------        -------------      -------------

                                                               11,650,000               -                 360,000
                                                            =============        =============      =============
             Options exercised:
                Employees and former employees
                  of the Company and Dreamplay                     -                 1,020,000             30,000
                Consultants                                        -                   510,000            427,000
                Affiliates                                         -                    -                  -
                Investors                                          -                    -                  -
                                                            -------------        -------------      -------------

                                                                   -                 1,530,000            457,000
                                                            =============        =============      =============
             Options outstanding:
                Employees and former employees
                  of the Company and Dreamplay                  2,238,000            2,238,000          3,258,000
                Consultants                                       650,000              800,000          1,010,000
                Affiliates                                         -                 5,000,000             -
                Investors (warrants)                               -                 6,500,000             -
                                                            -------------        -------------      -------------

                                                                2,888,000           14,538,000          4,268,000
                                                            =============        =============      =============


                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 -     Shareholders' Equity (Continued)

             Stock Options and Warrants (Continued)

             In December 1998, the Company severed its relationship with Dreamplay. Accordingly, all options previously granted to Dreamplay became fully vested. This resulted in approximately $242,000 being charged to development costs for the year ended June 30, 1999.

Note 9 -     Redeemable Ordinary Shares

             In April 2000, the Company received $300,000 for 3,000,000 ordinary shares at a price of $.10 per share. These shares were issued subsequent to June 30, 2000. In connection with the above, the Company paid a shareholder of the Company $30,000 as a finders fee.

             In June 2000, the Company recorded $109,400 as compensation expense for 1,000,000 ordinary shares (fair value $.1094 per share) due to two employees of the Company for services rendered through June 30, 2000. These shares were issued subsequent to June 30, 2000.

Note 10 -    Income Taxes

             The following table reconciles the provision for income taxes with the federal statutory rate for the periods presented:


                                                                          Year Ended June 30,
                                                      -----------------------------------------------------------
                                                            2000                 1999                   1998
                                                      ---------------        -------------         --------------
             Federal income tax benefit at
                statutory rate                        $    (1,366,000)       $    (551,000)        $     (395,000)
             Foreign loss not subject to
                federal income taxes                        1,366,000              369,000                 -
             Valuation allowance                               -                   182,000                395,000
                                                      ---------------        -------------         --------------

             Provision for income taxes               $        -             $      -              $       -
                                                      ===============        =============         ==============


             Deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 10 -    Income Taxes (Continued)

             The components of deferred tax assets are as follows:


                                                                         Year Ended June 30,
                                                      -----------------------------------------------------------
                                                            2000                 1999                   1998
                                                      ---------------       --------------         --------------
             Asset:
                Net operating loss
                   carryforwards                      $     1,232,000       $    1,232,000         $    1,050,000
                Less:  Deferred tax asset
                   valuation allowance                     (1,232,000)          (1,232,000)            (1,050,000)
                                                      ---------------       --------------         --------------

                                                      $        -            $       -              $       -
                                                      ===============       ==============         ==============

             The Company's net operating loss carryforwards for United States federal income tax reporting purposes of approximately $3,623,000 expire through the year 2019. The valuation allowance increased by $182,000 during the year ended June 30, 1999.

             Management of the Company believes that the reorganization consummated in September 1998 will be, in part, a taxable transaction to the Company in which a portion of the gain realized on the transaction for federal income tax purposes will be potentially subject to United States federal income taxes. However, based on the appraised fair market value of the assets of the Company as of September 4, 1998, and the net operating loss carryforward to the taxable year that will include the reorganization, the Company believes a reasonable position can be taken that the United States federal income tax imposed on it as a result of the consummation of the reorganization will not be material. Nevertheless, there is a risk that it may be ultimately determined that any gain realized by the Company from the consummation of the reorganization would be taxable in full for United States federal income tax purposes.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 11 -    Possible Legislation in the United States Congress

             The Company's operations are subject to various state and federal regulations. Because electronic commerce in general, and most of the Company's products in particular, are so new, the application of many of these regulations is uncertain and difficult to interpret. The agencies responsible for interpreting and enforcing these regulations could amend those regulations or issue new interpretations of existing regulations. It is also possible that new legislation may be passed that imposes additional burdens. Any changes could lead to increased operating costs and could also reduce the convenience and functionality of the Company's products or services, possibly resulting in reduced market access and acceptance. It is possible that new laws and regulations may be enacted with respect to the Internet, covering issues like user privacy, pricing, content, characteristics and quality of products and services. The adoption of any of these laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for the Company's products or services and increase the cost of doing business or could otherwise have a material adverse effect on the Company's business, financial condition or operating results.

             In particular, it is possible that the U.S. Congress will enact federal legislation prohibiting gaming on the Internet. If enacted, such legislation could have a significant effect on the Company's on-line gaming operations. For example, if a federal law prohibiting Internet gaming passes, the Company's gaming subsidiaries might be forced to cease all marketing and promotional activities in the United States to ensure that no solicitation of United States citizens occurs. Furthermore, such legislation could be interpreted to give federal and state law enforcement officials the ability to obtain injunctions preventing third parties operating in the United States from providing products or services to the Company.

Note 12 -    Litigation Settlement

             In October 1999, the Company discontinued payments to Cyberstation St. Kitts Limited after disagreements over cost sharing, management fees and technical support surfaced. The Company also failed to file a registration statement for the resale of the shares issued to Cyberstation for the software license (see Note 4). In March 2000, the Company discontinued its relationship with Cyberstation and Cyberstation St. Kitts Limited and entered in settlement talks. In September 2000, the parties agreed to a settlement that cancelled all contracts between the parties without any further cash payments, including intercompany balances outstanding at that time. Cyberstation and Cyberstation St. Kitts Limited agreed to return all of the Company's computer hardware in their possession and the Company returned its shares in Cyberstation and gave up its rights to the software license purchased from them. The 5,000,000 options that were granted to Cyberstation on March 25, 1999 were cancelled.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 12 -    Litigation Settlement (Continued)

             The following comprises the litigation settlement loss recorded by the Company during the year ended June 30, 2000:

             Software license returned to Cyberstation                                             $    2,996,495
             Write-off of investment in Cyberstation                                                      324,800
             Settlement of liability to Cyberstation
                St. Kitts Limited                                                                         (12,500)
                                                                                                   --------------

                                                                                                   $    3,308,795
                                                                                                   ==============


Note 13 -    Concentration of Credit Risk

             The Company maintains cash at several banks. The majority of cash is at an Antiguan bank and is not insured.

Note 14 -    Commitments

             Lease

             The Company leases office space in Antigua which expires in 2004.

             The following is a schedule of approximate future minimum lease payments for the operating lease at June 30, 2000:

             Year Ending
               June 30,
             -------------
                  2001                             $ 60,000
                  2002                               60,000
                  2003                               65,000
                  2004                               69,000
                                                   --------

                                                   $254,000
                                                   ========


             Rent expense charged to operations for the years ended June 30, 2000, 1999 and 1998 was approximately $18,000, $43,000 and $14,000, respectively.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 14 -    Commitments (Continued)

             Consulting Agreement

             On July 15, 2000, the Company entered into a three year agreement with a gaming consultant. This contract may be cancelled by the Company after one year if the Company's revenues are not at least $400,000. The contract includes 1,000,000 ordinary shares to be issued for signing the contract and provides for an additional 250,000 shares for every $250,000 in net revenue, as defined in the agreement, earned by the Company over the contract period, up to 4,000,000 shares. In addition, the consultant will receive monthly compensation payments beginning on August 15, 2000. The following is a schedule of annual future compensation payments over the life of the contract:


             Year Ending
              June 30,
             -----------
                 2001                          $ 65,500
                 2002                           120,500
                 2003                           177,000
                 2004                            15,000
                                               --------

                                               $378,000
                                               ========


Note 15 -    Subsequent Events

             Convertible Notes Payable

             In September 2000, the Company received $236,000 in exchange for non-interest bearing notes convertible into ordinary shares (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation accordingly) at a conversion price of $.05 per share.

             New Casino Module

             In July 2000, the Company signed a letter of intent with Raymond Gertner and Howard Mann, in trust (Capital IT) to obtain a fully implemented Shockwave casino software module to be used and licensed by the Company. This module, expected to be operational by the end of December 2000, will replace the Java based casino software created by Dreamplay. The Company will pay Capital IT Canadian $115,000 ($77,000), reimburse them for certain advertising expenses and costs incurred in creating the module, and issue a total of 1,500,000 ordinary shares (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation accordingly) once the casino has been implemented. The Company is currently in talks with Capital IT about creating an internet sports wagering module.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 15 -    Subsequent Events (Continued)

             New Casino Module (Continued)

             Under the letter of intent, Capital IT is entitled to 15% of the Company's net revenue win generated by those licenses arranged by Capital IT. They will serve as the exclusive marketing agent of the Company through February 2002, provided the Company achieves certain net revenue thresholds defined in the letter of intent. As long as they remain the Company's exclusive marketing agent, the Company will pay Capital IT 50% of the license fees earned by the Company. For eighteen months beginning on August 1, 2000, the Company will issue Capital IT one ordinary share (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation) for each $3 of net revenue generated through sales of the licenses, up to 1,500,000 shares.

             Sports Pool Agreement

             In August 2000, the Company entered into an agreement with SMP Data, Inc. ("SMP"), a company which will be providing the Company with a sports pool software program for licensing purposes only. The Company will share all future revenue from licensing this software equally with SMP. SMP has the option through August 2001 of receiving ordinary shares of the Company (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation) for $.10 per share in lieu of cash for its share of licensing revenue up to 2,000,000 shares.

             Casino License

             In October 2000, the Company signed a letter of intent with Richmond Investments Limited for the Company to license and implement an on-line casino and sports wagering website on behalf of MagiCorp. Inc. (a consultant of Richmond Investments Limited) for $75,000. The Company will issue to MagiCorp. Inc. five year warrants to purchase 625,000 ordinary shares of the Company at $.12 per share (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation accordingly). These warrants will become available to MagiCorp. Inc. after it has made the first $25,000 payment (due when final agreement is executed). MagiCorp. Inc. will pay the Company additional fees for each game that is customized and for each language the game offered.

             Once the casino is operating for MagiCorp. Inc., the Company will receive monthly support fees. The Company will incur the hosting, internet and credit card processing charges and retain 20% of monthly net revenue up to $500,000 and 15% on amounts thereafter.

                         PLAYSTAR WYOMING HOLDING CORP.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 15 -    Subsequent Events (Continued)

             Internet Sports Propositions Website

             In November 2000, the Company signed a letter of intent with Select Investments, doing business as ABC Offshore, Inc. ("ABC"), pursuant to which the Company will provide and implement Internet sports proposition software and license a casino package for $350,000, whereas ABC retains all propriety rights to the sports proposition software created. The Company will receive 50% of the revenue generated from licensing of the sports proposition software. The Company shall receive 80% of the net win generated solely from the licensed casino package, as defined in the letter of intent.

             On November 21, 2000, the Company received $100,000 in exchange for non-interest bearing notes convertible into ordinary shares (after the Company's shareholders have authorized additional ordinary shares and modified the articles of incorporation) at a conversion price of $.10 per share. These shares include 2,000,000 detachable warrants to purchase ordinary shares of the Company at $.15 for two years.