Form 20-F
period 2001-06-30
PLAYSTAR WYOMING HOLDING CORP
filed 2001-12-31
CIK 1060205

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended  June 30, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from __________________ to __________________________

Commission file number_________________________________________________________


                              PLAYSTAR CORPORATION.
       ------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

       ------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                              Antigua, West Indies
                         ------------------------------
                 (Jurisdiction of incorporation or organization)

Mutual Financial Center, Factory Road, St. John's, Antigua, British West Indies
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                 Title of each                   Name of each exchange
                    class                         on which registered
                     N/A                                  N/A
            --------------------------        ---------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                       Ordinary Shares, $0.0001 par value
             -----------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      N/A
                               ------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           59,336,354 Ordinary Shares
                           --------------------------

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X    No
                                              ---      ---

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

     Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not Applicable.

Item 3.  Key Information.

                             SELECTED FINANCIAL DATA

                               Year Ended June 30
                               ------------------

--------------------------------------------------------------------------------------------------------------------
                                        1997(1)            1998            1999             2000            2001
--------------------------------------------------------------------------------------------------------------------
Revenues                                   -                -              211,658          117,845         133,144
--------------------------------------------------------------------------------------------------------------------
Total expenses                         1,929,754         1,171,558       1,865,329        4,149,229       1,263,049
--------------------------------------------------------------------------------------------------------------------
Operating loss                        (1,929,754)       (1,171,558)     (1,653,671)      (4,031,384)     (1,129,905)
--------------------------------------------------------------------------------------------------------------------
Equity in loss of unconsolidated           -                -              (15,000)          -                -
affiliate
--------------------------------------------------------------------------------------------------------------------
Interest income                            3,022             8,049          47,075           13,537           3,687
--------------------------------------------------------------------------------------------------------------------
Net loss                              (1,926,732)       (1,163,509)     (1,621,596)      (4,017,847)     (1,126,218)
--------------------------------------------------------------------------------------------------------------------
Net loss per share - basic and              (.13)             (.07)           (.06)            (.11)           (.02)
diluted
--------------------------------------------------------------------------------------------------------------------
Weighted average number of shares     15,035,880        17,415,461      29,344,921       36,622,644      46,453,705
outstanding -
     basic
     diluted
--------------------------------------------------------------------------------------------------------------------

(1) Period from October 3, 1996 (inception) to June 30, 1997.

                                  RISK FACTORS

We have a limited operating history on which you can evaluate our business.

         We were founded in October of 1996 and launched our on-line casino service in September 1998. We have been in the development stage since our inception through June 30, 1999. As a result of our limited operating history as a on-line casino and provider of online casino technology, investors in our shares have limited operating and financial data with which to evaluate our past performance and determine how we will perform in the future. We cannot assure you that we will be able to successfully operate our new business.

         Our success ultimately will depend upon:

         o Our ability to continue to build and maintain a strong management structure that can develop and execute our business strategy and respond effectively to changes in the markets for our services and software products

         o Our ability to respond quickly and effectively to technological changes and competitive forces in our markets

         o Our ability to assemble and maintain the necessary resources we will need to develop and upgrade our technology to meet evolving market demands

         o Our ability to be successful in continuing to evolve and implement a sales and marketing strategy and

         o Our ability to develop and manage strategic relationships to maximize widespread acceptance of our products and services.

         If we do not succeed in addressing these risks, our business likely will be materially and adversely affected.

We may continue to experience losses which would depress our stock price

         From our inception on October 3, 1996 through June 30, 2001, we have incurred cumulative net losses of $9,855,902, including a net loss of $1,126,218 for the year ended

June 30, 2001. Although our revenues have grown in recent quarters, we cannot be certain that we will sustain these growth rates or that we will obtain sufficient revenues to achieve profitability.

We will need additional funds to continue to operate our business

         Based upon our current rate of expenditures, our cash on hand will be able to support our operations at least through July, 2002. If additional funding is required, we may seek such funding through public or private financings or other arrangements. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our services, take advantage of business opportunities, respond to competitive pressures or grow our business as we hope. This could have a material adverse effect on our business, financial condition and results of operations.

Changes to laws and regulations or the application or interpretation of existing laws and regulations pertaining to the Internet could negatively impact our business.

         There is an increasing number of laws and regulations pertaining to the Internet currently in force or under consideration in the United States, Europe and elsewhere. These current and potential laws or regulations relate to, among other things:

         o liability of online service providers for the transmission of indecent, obscene or offensive content over the Internet,

         o liability of online service providers for user privacy in respect of the collection, distribution, disclosure, security, accuracy and other use of personal information obtained from individuals accessing Web sites and

         o        taxation of the sale of goods and services over the Internet.

         Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may have a material and adverse effect on our business, results of operations and financial condition.

We are subject to extensive government regulation and changes in these regulations may make our business more expensive to operate and decrease our potential for profitability or alternatively may impede our ability to continue Internet credit card processing or the business of Internet gaming or licensing our sports wagering and sports pooling software.

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

         PlayStar Casino currently offers its services internationally, including throughout the United States. In addition, PlayStar licenses its Internet casino technology to other companies seeking to engage in Internet gaming activities. We do not intend to restrict or control access to our services or technology based on user citizenship or location. However, the law of the Internet is not well developed and there can be no assurance that a jurisdiction in which the user is located will not successfully assert jurisdiction over the gaming activities of PlayStar Casino.

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

We cannot assure you that we will effectively manage our growth.

         We believe that our success depends on our ability to attract and retain highly qualified management, technical, marketing and sales personnel. These individuals are in high demand and we may not be able to attract the staff we need. The hiring process will be intensely competitive, time consuming and will divert the attention of our management from our operations. Our future success is dependent on certain key management and technical personnel. Our subsidiaries primarily rely upon consultants and advisors who are not employees of the subsidiaries. The loss of key employees and consultants could have an adverse effect on our operations. We do not maintain key-man life insurance on any such key personnel.

If Internet usage does not continue to grow in our target markets as we anticipate, we may not be able to continue our business plan.

         Use of the Internet is a relatively recent phenomenon. Our future success substantially depends on continued growth in the use of the Internet in those countries and on the continued global development of the Internet as a viable commercial medium. In addition, we cannot be certain that costs associated with Internet access will not increase resulting in fewer users able to spend time online.

If we do not develop greater recognition of our name and our services, our revenues may not grow.

         We believe that, to be successful, we must greatly enhance our name recognition with Internet users. We believe that name recognition will become an increasingly important competitive factor as the number of Internet sites grows. If we do not succeed in promoting our name, we may not be able to continue to attract users to our Web sites and generate revenues sufficient to become profitable.

A market may not develop or grow for our products and services eliminating the potential for us to become profitable

         The market for our services is still immature and is evolving rapidly. An increasing number of market entrants have introduced or are developing competing products and services to permit on-line gaming over the Internet. Critical issues concerning the Internet, including security, reliability, cost, ease of use and quality of service, remain unresolved and may limit the growth of electronic commerce. Delays in the employment of improvements to the infrastructure for Internet access, including higher speed modems and other access devices, adequate capacity and a reliable network backbone, which is a very high-capacity, long-distance lines that carry enormous amounts of Internet traffic and data from one regional network to another, also could hinder the development of the Internet as a viable commercial marketplace. For all of these reasons, it remains uncertain whether commerce over the Internet will continue to grow, a significant market for our products and services will emerge, or our products and services will become generally adopted. Even if a market does develop, competitive pressures may make it difficult, or impossible, for us to operate profitably.

We must adapt to technology trends and evolving industry standards to remain competitive.

         Our market is characterized by changing technology innovation, evolving industry standards, changes in customer needs and frequent new service and product introductions. New services and products based on new technologies or new industry standards may render our services obsolete. There can be no assurance that we will be able to integrate new technologies into our services effectively, continue to enhance our existing services or offer all the services our users may demand.

We may experience software defects and development delays, damaging customer relations and decreasing our potential profitability

         Services based on sophisticated software and computing systems often encounter development delays, and the underlying software may contain undetected errors or failures when introduced or when the volume of services provided increases. We may experience delays in the development of our software products or the software and computing systems underlying our services. In addition, despite testing by us and potential customers, it is possible that our software may nevertheless contain errors, and this could have a material adverse effect on our business.

Our network may be vulnerable to security risks.

         Despite our implementation of industry-standard security measures, our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Moreover, we have no control over the security measures that our customers users adopt. Unauthorized access could also potentially jeopardize the security of confidential information stored in the computer systems we maintain. These events may result in liability to us or harm to our customers. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of services to our customers. In addition, the threat of these and other security risks may deter potential customers from using our services.

We face risks inherent to the Internet gaming industry.

         We may not be able to realize revenues and attain profitability in the future. Most Internet markets, including the gaming segment, are relatively accessible to a wide number of entities and individuals. However, there are certain technology, commerce, regulatory, managerial and reputation market barriers facing potential providers like us, including:

         o utilizing sophisticated systems to manage casino operations, process financial transactions, encrypt information and provide an attractive user interface

         o developing relationships with financial institutions to process gaming transactions

         o obtaining a casino license from an established regulatory agency before offering Internet gaming services to the public

         o assembling a team of hardware, telecommunications, marketing, management and gaming specialists to develop the casino's operations

         o        developing a software development team and

         o due to the sensitive nature of the casino business, developing and maintaining an impeccable reputation in order to attract and retain customers

We face strong competition in the Internet gaming industry

         Competition in the Internet gaming industry is intense. The industry of offering gaming services and casino style games over the Internet is characterized by rapid and significant technological change in the computer, software and telephony services. Many entities are engaged in research and development with respect to offering gaming services on the Internet, many of which have greater financial and technological resources than us. A significant number of companies, organizations and individuals are currently offering or purporting to offer casino gambling services on the Internet similar to those developed or licensed by our subsidiaries. Our primary competition in this area includes, but is not limited to, Galaxiworld, Intercasino, Intertops, Sands of the Caribbean, Starnet Communications, MicroGaming Systems and CryptoLogic Inc. There can be no assurance that our competitors will not develop technologies and products that are more effective and efficient than ours or that our technology and products will not be rendered obsolete by such developments.

We may not have the financial resources to enforce patent or copyright rights or to obtain additional licenses to patents or other proprietary technology

         We do not own or otherwise control any registered patents, copyrights or trademarks. We attempt to protect our proprietary technology by relying on trade secrecy laws and non-disclosure and confidentiality agreements with our employees and consultants who have access to our proprietary technology. Despite these anticipated protections, no assurance can be given that others will not independently develop or obtain access to such technology or that our competitive position will not be adversely affected thereby.

         Our businesses are based on technologies acquired or otherwise licensed from third parties. Those entities licensing or developing the technology we use may not have the financial resources necessary to enforce any patent or copyright rights they may hold. In the event that a future claim against the technology developer and/or our subsidiaries are successful, it may be necessary for us to obtain additional licenses to such patents or to other patents or proprietary technology. There can be no assurance that we will be able to obtain any such licenses on commercially reasonable terms. Any disclosure of such technology or development of substantially equivalent technology could result in increased competition that could materially and adversely affect our revenues and costs of sales.

The issuance of ordinary shares upon the exercise of options, warrants will cause dilution to our current stockholders

         As of December 27, 2001, we had outstanding options, warrants and other convertible securities to purchase an aggregate of 10,799,371 ordinary shares. Holders of such convertible securities are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options and warrants. To the extent outstanding options and warrants stock are exercised in the future, there will be further dilution to investors.

Our stock price has been and may continue to be volatile

         The market price of our ordinary shares has been and may continue to be highly volatile. Certain events could cause the market price of our ordinary shares to fluctuate substantially, including:

         o        changes in general conditions of the economy,

         o        the financial markets,

         o        the Internet gaming industry generally,

         o changes in financial estimates by securities analysts or our failure to meet such estimates,

         o        litigation involving us,

         o        actions by governmental agencies, or

         o        other developments affecting us or our competitors.

         In particular, the stock market may experience significant price and volume changes which may affect the market price of our ordinary shares for reasons that are unrelated to our operating performance and that are beyond our control.

Our market liquidity and the future sale of shares may be impeded by our stock being deemed penny stock

         Rules 15g-1 through 15g-9 promulgated under the United States Securities Exchange Act of 1934 impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving a "penny stock." Subject to certain exceptions, a penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Our ordinary shares are deemed penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our ordinary shares, which could severely limit the market liquidity of the ordinary shares and impede the sale of our ordinary shares in the secondary market.

         Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor," which is, generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Potential anti-takeover effect

         PlayStar's Board of Directors will have the authority, without further approval of PlayStar's stockholders, to issue preference shares having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of preference shares could, under certain circumstances, have the effect of delaying or preventing a change in our control and may adversely affect the rights of holders of PlayStar ordinary shares.

Item 4. Information on the Company

Overview of Business Development

         PlayStar Corporation is an Antigua, West Indies holding company which, through its subsidiaries, PlayStar Limited (a Jersey, Channel Islands corporation), PlayStar Casino Limited (an Antigua corporation) and Players Limited (an Antigua corporation) operates, promotes and commercializes an on-line gaming service that offers interactive, software-based games of chance. PlayStar Corporation is the successor to PlayStar Wyoming Holding Corporation which was a successor to PlayStar Corporation, a Delaware corporation, which was reincorporated in Antigua on September 9, 1998. The reincorporation allowed us to commence our on-line gaming operations on September 14, 1998. In January 2001, we changed our name back to PlayStar Corporation.

         On March 25, 1999 we entered into a series of agreements with Cyberstation Limited and affiliates to license Cyberstation's suite of e-commerce transaction processing, encryption and other technology with the goal of providing transaction processing services to merchants in the Caribbean and other less developed countries. The Cyberstation agreements were terminated by us in March, 2000. A legal proceeding ensued which was settled in September, 2000. The settlement resulted in the termination of all agreements between us and Cyberstation and its affiliates.

         The termination of the Cyberstation agreements led us to re-direct our business on commercializing on our Internet gaming operations. In addition to operating our on-line casino business, we license our on-line casino software to other Internet casino providers and have entered into strategic relationships with other online companies to create additional revenue streams.

         During the past three years, we have expended $409,499 for capital expenditures and have written off 3,111,509, principally as a result of the termination of the Cyberstation agreements.

         On-line Gaming

         Through our subsidiaries, PlayStar Limited and PlayStar Casino, we operate, promote and commercialize interactive, software-based games of chance which are offered as an on-line service accessible world-wide on the Internet.

         PlayStar Casino

         Our "Shockwave" software system offers casino operators interactive, software-based games of chance accessible world-wide through the Internet. These products can be accessed at www.playstar.com. We also operate a generic internet-based casino which is located at www.thebestcasinoonnet.com. In addition, we have agreements with other web site operators whose users access our casinos. For example, we have a portal agreement with oceanpalmcasino.com, of the Bahamas, pursuant to which we provided a complete hardware and software package to oceanpalmcasino.com which directs their customers to our internet gaming site.

         Our on-line casinos offers a selection of interactive casino-style games in real time, including blackjack, Caribbean Stud Poker, draw poker, baccarat, roulette and three different slot machines. All these games are available in Real Play and Fun Play modes. The casino games are designed to be entertaining and captivating. Moreover, the games have been adapted to the peculiarities of the Internet. For example, at times, due to "noise" on telephone lines or other unpredictable technical glitches, connections between computers may terminate. To respond to such problems, our gaming software keeps track of the precise status of the game. If a game is interrupted, the patron needs only to return to the casino Website, and the game will be restored to the moment the disconnection occurred.

         We do not require patrons to maintain a minimum account balance or place any restrictions on amounts accumulated through winnings. We, however, have established a maximum bet limit for new customers. We may, at our discretion, grant custom wagering and account options to our regular customers based upon their established profiles. At the present time, we do not intend to extend credit services to our patrons. In addition, if we suspect compulsive gambling activity, we may suspend a patron's account activity at any time if we suspect or observe compulsive gambling behavior.

         We attract patrons to our service by providing quality content through innovative use of animation, graphic design and sound effects. The PlayStar Casino Website has been designed with simplicity and effectiveness in mind. Patrons are able to browse the Website and try any game without having to bet real money. When a patron decides to open an account, PlayStar Casino will process billing information, including the patron's name, address and credit card or other payment information. Once an account is open, patrons may elect to play any of PlayStar Casino games in "live" mode and wager against the patrons' accounts. PlayStar Casino also allows patrons to review their accounts and cash-out at any time.

         We protect all customer data and information with high-level security systems and password encryption software. Patrons are issued both an account identification number and a PIN number. Any wagering or patron functions, such as an account review or a cash-out, requires the correct identification numbers.

Product Development

         Casino Gaming

         During July of 2000, we decided to develop a new state-of-the-art casino system rather than upgrading the original Java software which was developed for PlayStar Limited by Dreamplay Research Corp. The new system, which we have named the software casino module was developed for us by Capital IT. Our Shockwave casino software was completed and the casino module was operational on December 24, 2000. Subsequent to that date CapitalIT has been providing enhanced software technologies on an ongoing basis.

         Sports, Entertainment and Stock Pools

         We have also developed and are implementing sports pool software programs for third parties. These programs provide basic pools software that we can utilize in any pool environment. We hope to offer these products at our own sites in the future. However, we will not do so until we determine that there are no legal impediments to doing so.

Sales and Marketing

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

         We have engaged a gaming consultant to advise on the marketing of our products and services. We believe that his retention has significantly improved our position in the Internet gaming industry. With his assistance, we have increased quality and variety of the products we offer, including enhanced graphics and software, enabling us to seek licensing opportunities on a worldwide basis.

Competition

         More and more companies, organizations and individuals are currently offering or purporting to offer casino gaming services on the Internet and products similar to those offered by us. Our primary competition includes, but is not limited to, Galaxiworld, Intercasino, Intertops, Sands of the Caribbean, Starnet Communications, MicroGaming Systems and CryptoLogic Inc. We are aware of several firms currently accepting wagers on various sporting events with financial transactions being administered from off-shore accounts. Additionally, several organizations currently offer lottery tickets for sale on the Internet for international lotteries.

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

         PlayStar Casino currently offers its services internationally, and persons in the United States can access our Website. In addition, PlayStar licenses its Internet casino and other gaming related technology to other companies seeking to engage in Internet gaming activities. We do not intend to restrict or control access to our services or technology based on user citizenship or location. However, the law of the Internet is not well developed and there can be no assurance that a jurisdiction in which the user is located will not successfully assert jurisdiction over the gaming activities of PlayStar Casino. This may be an issue in the United States, as discussed further below, as well as in the other jurisdictions in which PlayStar Casino customers are domiciled. In the event that it is determined that PlayStar Casino is subject to the laws of jurisdictions other than Antigua, PlayStar Casino would have to obtain a license in order to offer its gaming services to customers within those jurisdictions. There can be no assurance that any such licenses could be obtained. Moreover, if it is determined that PlayStar Casino is operating gaming operations in jurisdictions without a license, PlayStar Casino and its officers and directors may become subject to criminal and civil penalties imposed by such jurisdictions for violating its laws. The occurrence of any of these events could have a material adverse effect on our business and, if many jurisdictions were successful in asserting jurisdiction over PlayStar Casino, PlayStar Casino could be forced to cease all gaming operations.

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

         Prohibition on Wagering Services

         In the future, we may seek to offer wagering services on sporting and/or other events in addition to its present gaming services. However, we do not intend to offer wagering services at least until the applicable legal and regulatory environment is clarified, if at all. The use of the Internet for such wagering services may violate the United States federal wire statute. Due to the relatively recent existence of wagering over the Internet, the laws dealing with this application are not well developed. However, on March 4, 1998, the United States Attorney for the Southern District of New York indicted 14 owners and managers of six Internet sports wagering companies headquartered in the Caribbean and Central America. Additional similar indictments have since been issued. These individuals, all of whom are citizens of the United States, were charged with conspiracy to transmit bets and wagers on sporting events via the Internet in violation of the Federal wire statute. The indictments were made in spite of the fact that the companies operated by the defendants were licensed to conduct wagering operations, including one which was licensed by the Government of Antigua.

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

Properties.

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

         On March 25, 1999, we licensed from Cyberstation Limited a suite of e-commerce transaction processing, encryption and other technology and entered into a number of related agreements with Cyberstation and its affiliates. In October of 1999, however, we discontinued payments to Cyberstation after disagreements over cost sharing, management fees and technical support. In March of 2000, we exercised our right to terminate our agreements with Cyberstation. In response to our action, Cyberstation and certain related parties filed a breach of contract suit against us. We subsequently filed a counterclaim against Cyberstation and such related parties. In September of 2000, we settled the proceeding. Under the terms of the settlement, the license and related agreements were terminated, as were the options to purchase 5,000,000 ordinary shares of PlayStar that we had originally granted to Cyberstation. In addition, our remaining balance of $12,500 due to Cyberstation was waived. Our net losses in connection with the Cyberstation settlement equaled $3,308,795, $2,996,495 of which is attributable to the termination of the software license to Cyberstation and $324,800 of which is attributable to the write-off of our investment in Cyberstation.

Item. 5. Operating and Financial Review and Prospects

         The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial conditions. The discussion should be read in conjunction with our audited financial statements and the notes to the financial statements. Any financial information that we have included for dates prior to September 4, 1998 represents the operations of PlayStar Corporation, a Delaware corporation which was our predecessor corporation.


Overview

         PlayStar Corporation is a holding company which, through its subsidiaries, PlayStar Limited, PlayStar Casino Limited and Players Limited operates, promotes and commercializes an on-line gaming service that offers interactive, software-based games of chance. Through our subsidiary, PlayStar Casino, we also license our gaming technology to non-affiliated third parties for the operation of electronic casinos.

         We were in the development stage since our inception through June 30, 1999. For the period from our inception on October 3, 1996 until June 30, 2001, our cumulative revenue was $462,647 and interest earned was $75,370 and our accumulated loss was $9,855,902. From March, 2000 through to December 23, 2000, PlayStar Casino operated under conditions of free play only, with no real money wagering due to system failures and lack of ongoing upgrades of our Java based software and hardware. Although we employed various technicians to upgrade our software and hardware, we were unable to adequately address the problems associated with our Live Play casino. Accordingly, for the years ended June 30, 2000 and 2001, our financial results were adversely affected by the fact that real play, live wagering had not been possible on our on-line casino. Nevertheless, communications remained open between PlayStar support staff and our customers to ensure that customer loyalty remained. On December 24, 2000, we launched our new "Shockwave" Casino Module in both free and live play. Revenue for the casino is therefore from that date to the end of the financial year.

         In addition to our on-line casino business, we are focusing on marketing software programs for sports pooling and sports wagering over the Internet to gaming and sports book companies to license such technology.

         Results of Operations

         Year Ended June 30, 2001 compared with Year Ended June 30, 2000

         During the fiscal year ended June 30, 2001, total revenue was $133,144. This consisted of casino revenue earned from December 24, 2000 through June 30, 2001 of $106,840, service revenue of $16,304 and license revenue of $10,000.
All operating revenue for the fiscal year ended June 30, 2000 of $117,845 was casino revenue earned from July 1, 1999 through March 12, 2000. We derived $3,687 of interest income during fiscal 2001 compared to $13,537 during fiscal 2000.

         Total expenses for the fiscal year ended June 30, 2001 were $1,263,049 compared with $4,149,229 for the year ended June 30, 2000. The decrease in expenses was primarily attributable to the costs associated with the Cyberstation settlement, most of which did not involve the payment of cash. There was also a slight increase in salaries expense from $260,793 to $381,826 during the year ended June 30, 2001. Our advertising costs increased from $15,004 in fiscal 2000 to $37,324 during fiscal 2001, professional fees increased due to stock issued to consultants from $162,852 to $258,859 and administrative expenses (excluding salaries, professional fees, advertising and the Cyberstation settlement) increased from $401,137 in 2000 to $470,116 for the year ended June 30, 2001.

         This overall decrease in expenses resulted in an operating loss of $1,129,905 for the fiscal year ended June 30, 2001 compared with $4,031,384 for the fiscal year ended June 30, 2000 and a net loss of $1,126,218 for fiscal 2001 compared with $4,017,847 net loss for fiscal 2000. Net loss per share was $.02 per share for fiscal 2001 compared to a net loss of $.11 per share during fiscal 2000.

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

         This overall increase in expenses resulted in an operating loss of $4,031,384 for the fiscal year ended June 30, 2000 compared with $1,653,671 for the fiscal year ended June 30, 1999 and a net loss of $4,017,847 for fiscal 2000 compared with $1,621,596 net loss for fiscal 1999. Net loss per share was $.11 per share for fiscal 2000 compared to a net loss of $.06 per share during fiscal 1999.

Liquidity and Capital Resources

         Since our inception we have financed our operations primarily through sales of our equity securities and the issuance of convertible notes, which has resulted in aggregate net proceeds of $4,787,477 through June 30, 2001. These financings, together with cash flow from operations and proceeds received from the exercise of options and warrants, have been sufficient to satisfy our cash requirements. As of June 30, 2001, we had $117,183 in cash and cash equivalents.

         Net cash used in operating activities was $414,584 for the year ended June 30, 2001 and $585,143 for the year ended June 30, 2000. The principal use of cash in each of these periods was to fund our losses from operations.

         Net cash provided by financing activities was $556,371 for the year ended June 30, 2001, $270,000 for the year ended June 30, 2000 and $2,032,718 for the year ended June 30, 1999. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from sales of our equity securities.

         Net cash used in investing activities increased from $20,190 for the year ended June 30, 2000 to $218,599 for the year ended June 30, 2000. The increase was primarily a result of software purchased from Capital IT.

         As of June 30, 2001, we estimate expenditures for both expenses and capital expenditures for the next 12 months to be approximately $950,000. We also expect to expend significant capital resources on operating expenses for day-to-day operations, infrastructure, general corporate and business development personnel, sales and marketing personnel and programs and other working capital needs to grow our business. The amounts and timing of these expenditures may vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, the nature of any acquisitions identified and the rate of growth of our business.

         We believe that fundings from private financing and our current cash and projected casino operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures until at least July 1, 2002.

         We are not subject to foreign currency risks since we use the Eastern Caribbean Dollar which is a fixed conversion rate to the U.S. Dollar and does not fluctuate.

Research and Development

         We have not had any material expenditures for research and development during the past three years.

Item 6. Directors, Senior Management and Employees.

                         DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the names, ages and positions of our directors and senior management employees as of June 30, 2001. A description of their respective backgrounds follows below:

Name                                                  Age    Position
----                                                  ---    --------
Stuart Brazier.....................................   43     President, Chief Executive Officer and
                                                             Director

Glynn J Grummett...................................   45     Managing Director, Secretary, Chief
                                                             Financial Officer and Director

Stuart Brazier has served as our President and Chief Executive Officer since April 8, 1999. From 1996 until the present, Mr. Brazier has served as the President of De Sage Capital Corporation, a Bahamas based consulting firm specializing in advising start-up offshore businesses. From 1991 until 1996, Mr. Brazier was the President of Vancouver Mailing Services, a company specializing in laser printing and data management. Mr. Brazier has over twenty years experience in sales and marketing in different industries. He has performed in a consulting and advisory capacity to the government, political parties, banks, credit unions, insurance companies, non-profit organizations, mail order suppliers, retailers, wholesalers and distributors.

Glynn J Grummett has twenty five years management experience in multi site, multi million dollar operations ranging from sports and entertainment facilities to Airport Terminal Contracts. He has been responsible for strategic planning of facilities, procurement of supplies, materials and personnel for both governments and private sector organizations. Mr. Grummett has a vast array of experience in the management of a variety of businesses and has worked and managed operations in the Middle East, Europe, the Caribbean and for a short period in Central Africa.

Mr. Grummett was promoted to Operations Manager in January 1999 and then to the position of Managing Director of PlayStar Casino Limited in January 2000. In January 2001 Mr. Grummett received a Directorship of PlayStar Corporation and currently holds the officer position of Secretary/Chief Financial Officer.
Mr. Grummett, as Managing Director, currently manages the operations in Antigua for PlayStar Casino Limited and the holding company, PlayStar Corporation.

                     COMPENSATION OF DIRECTORS AND OFFICERS.

         The following table sets forth information for the fiscal year ended June 30, 2001 concerning the compensation paid and awarded to our executive officers and/or directors.

----------------------------------------------------------------------------------------------------------------------
                                                                                                 Long-Term
                                             Annual Compensation                            Compensation Awards
                                             -------------------                            -------------------
                                                                                       Securities
Name and                    Fiscal                                  Other Annual       Underlying        All Other
Principal Position           Year         Salary        Bonus       Compensation        Options         Compensation
------------------           ----         ------        -----       ------------        -------         ------------
----------------------------------------------------------------------------------------------------------------------
Stuart Brazier               2001        $45,000         -0-            (0)               -0-               -0-
President and Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------
Glynn J Grummett             2001        $72,000          0          $31,000(1)            0                 0
Managing Director
Secretary,
Chief Financial Officer

     (1) We issued 500,000 of our ordinary shares to Mr. Grummett during the fiscal year ended June 30, 2001 in consideration for his service to the company. These shares had a value of approximately $31,000 on their date of authorization.

         No stock options were granted to our executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 2001.

         Our directors do not receive any stated salary for their services as directors or members of committees of the Board of Directors, but by resolution of the Board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Our directors may also serve us in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity. Directors are elected annually by our shareholders.

                             EMPLOYEES; CONSULTANTS

         We currently have 4 full-time employees and 2 part time employees who manage and administer our on-line gaming operations. From time to time, we also retain consultants and consulting firms which provide us with certain expertise in financing, development, marketing and software technology.

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of our directors and officers as of December 27, 2001. The percentages below are based upon 67,361,354 outstanding ordinary shares of PlayStar Corporation as of December 27, 2000, and includes, with respect to those persons holding warrants or options to purchase ordinary shares exercisable within 60 days, the number of ordinary shares that are issuable upon the exercise thereof.

                                             Beneficial Ownership of    Current Percent
Name and Address                                 Ordinary Shares            of Class
----------------                                 ---------------            --------
Stuart Brazier                                       500,000                Less than 1%
Barbados Mutual Building
9 Factory Road
St. Johns, Antigua

Glynn J Grummett                                    1,000,000                   1.48%
Barbados Mutual Building
9 Factory Road
St John's, Antigua

                         CHANGE OF CONTROL ARRANGEMENTS

         We know of no arrangements, the operation of which may at a subsequent date result in a change in control of PlayStar Corporation.

Item 7. Major Shareholders and Related Party Transactions

                  SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Based upon inquires of the transfer agent, public filings and our books and records, as of December 27, 2001 no person or group of persons owns more than five percent (5%) of our ordinary shares. No persons have any special voting rights with respect to the shares owned by them. We have one shareholder based in Antigua who owns beneficially and of record 1,000,000 shares.

                              CERTAIN TRANSACTIONS.

         During the fiscal year ended June 30, 2001, we authorized the issuance of 500,000 shares to Glynn J Grummett who serves as our Secretary, Treasurer and Managing Director.

         Other than the foregoing, PlayStar Corporation has not entered into any material transactions which resulted in a direct or indirect material interest for any of our directors or officers or holders of more than five percent (5%) of our capital stock.

Item 8. Financial Statements.

         The consolidated financial statements of PlayStar Corporation and its subsidiaries including the notes thereto, together with the reports thereof of Mahoney Cohen & Company, CPA, P.C. are presented beginning at page F-1.

         Since June 30, 2001, there has been no significant changes in our financial condition or results of operations.


Item 9. The Offer and Listing.

         The following table sets forth, for the periods indicated, the range of the high and low bid quotations as reported by the Over-the-Counter Bulletin Board. The bid quotations set forth below, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions:

                                                                              High              Low
                                                                              ----              ---
        Fiscal Year Ended June 30, 1997...........................             2.50            $0.25

        Fiscal Year Ended June 30, 1998...........................            $3.125           $0.38

        Fiscal Year Ended June 30, 1999...........................            $0.90            $0.15625

        Fiscal Year Ended June 30, 2000
           First Quarter..........................................            $0.2344          $0.2031
           Second Quarter.........................................            $0.1406          $0.125
           Third Quarter..........................................            $0.125           $0.1095
           Fourth Quarter ........................................            $0.1094          $0.1094

      Fiscal Year Ended June 30, 2001
           First Quarter..........................................            $0.1094          $0.0625
           Second Quarter.........................................            $0.1875          $0.0625
           Third Quarter..........................................            $0.1094          $0.0469
           Fourth Quarter ........................................            $0.12            $0.02

      July 1, 2001 through December 27, 2001                                  $0.11            $0.02

         On December 27, 2001, the last reported sales price of our ordinary shares, on the Over-the-Counter Bulletin Board, as reported by Nasdaq, was $0.025. As of December 27, 2001 there were 108 holders of record of our ordinary shares, although management believes that there are many other shareholders whose shares are held in street name. We have not declared or paid any cash dividends on our ordinary shares since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

Item 10. Additional Information

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

         The following statements with respect to our capital stock are subject to the detailed provisions of our articles of continuance. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the articles of continuance contained in this report will be accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the articles of continuance to which reference is hereby made for a full description of such provisions.

Capitalization

         Our articles of continuance provide that our authorized share capital is divided into 100,000,000 ordinary shares, par value U.S. $.0001 per share, and 1,000,000 shares of series preferred stock, par value U.S. $.0001 per share.

         As of December 20, 2001, we had options, warrants and convertible notes to purchase an aggregate of 10,799,371 ordinary shares exercise of prices ranging from $0.05 to $0.75 per share. None of such options, warrants or convertible notes are held by any current director or officer.

Voting and Other Rights

         Under the articles of continuance, the holders of ordinary shares will be entitled to one vote for each share held on all matters submitted to stockholders' meetings, including the election and removal of directors, and will vote together as a single class with any voting preference shares unless the terms of any voting preference shares otherwise provide. Our by-laws provide that the quorum required for a general meeting of the stockholders is a majority of the outstanding ordinary shares entitled to vote at such meeting. All matters voted upon at any duly held stockholders' meeting shall be carried by a majority of the votes cast at the meeting by stockholders represented in person or by proxy, except approval of a merger or a similar arrangement, which, pursuant to Antigua law, requires the approval by way of Special Resolution, as defined in the Antigua International Business Corporations Act, namely a resolution that is submitted to a special meeting of the stockholders duly called for the purposes of considering the same, and passed with or without amendment at the meeting by at least two-thirds of the votes cast. A change of corporate name, the voluntary dissolution, liquidation or winding-up of our affairs, a reduction of paid-up share capital, and any amendment to our articles of continuance require approval by a Special Resolution. The Board of Directors or the President may, at any time, proceed to convene a special meeting of our shareholders. PlayStar must provide at least 21 days' notice of a special meeting.

         Because holders are not entitled to cumulate their votes, stockholders holding a majority of the outstanding ordinary shares, voting together as a class with the holders of any voting preference shares that may be issued, will be able to elect all members of our board of directors. In accordance with our by-laws, holders of ordinary shares have no preemptive rights.

         There are no limitations on the right of nonresident stockholders to hold or vote their ordinary shares imposed by Antigua law or our articles of continuance.


Dividend Rights

         The holders of ordinary shares are entitled at any time to receive such dividends as are declared by the Board of Directors. PlayStar currently intends to retain earnings for use in PlayStar's business and the financing of its capital requirements. The payment of any future cash dividends is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.


Changes in Capitalization

         We may, by Special Resolution,

         o increase our share capital by new shares of such amounts as the resolution prescribes;

         o consolidate all or any of our share capital into shares of larger amount than our existing shares, like a stock combination;

         o subject to the provisions of the Antigua International Business Corporations Act subdivide our shares or any of them, into shares of smaller amount than is fixed by its articles of continuance; and

         o cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Reduction of Capital and Purchase of Shares

         Subject to the provisions of the Antigua International Business Corporations Act, we may, by Special Resolution, reduce our share capital in any way. Subject to the provisions of our articles of continuance and to the Antigua International Business Corporations Act, we may purchase or otherwise acquire any of our issued ordinary shares, in such circumstances and on such terms as shall be agreed by us and the holder thereof. We may purchase all or part of the ordinary shares of any holder upon the agreement of such holder whether or not we have made a similar offer to all or any other holders.

Transfer of Shares

         Upon surrender to us or our transfer agent of a certificate for ordinary shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and otherwise meeting all legal requirements for transfer, we or our duly authorized registrar and transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on our books.


Preferred Stock

         Under the articles of continuance, we have the authority to issue 1,000,000 shares of series preferred stock. There are currently no series preferred stock outstanding nor does the Board of Directors have any present intention to issue any such shares. Under our articles of continuance, our Board of Directors may establish one or more additional classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that the Board of Directors fixes without any stockholder approval. Such provisions could hinder an attempt to acquire control of our company.


Transfer Agent

         PlayStar's transfer agent and registrar is Interwest Transfer Company, Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

                    COMPARISON OF CERTAIN STOCKHOLDER RIGHTS

         Our stockholders and their rights are governed by the Antigua International Business Corporation Act and our Articles of Continuance and By-Laws. The following compares the rights of the stockholders of a Delaware corporation, a jurisdiction of choice for United States corporations to an Antigua corporation.

         The principal attributes of the holders of stock of a Delaware corporation and an Antigua corporation are similar; however, there are certain differences between the rights of stockholders under Delaware law and Antigua law. In addition, there are certain differences between a typical Certificate of Incorporation and By-Laws of a Delaware corporation and an Antigua corporation. The following discussion is a summary of all material differences. This summary does not purport to be complete or to cover all of the respects in which Antigua law may differ from laws generally applicable to Delaware corporations and their stockholders and this summary is subject to the complete text of the relevant provisions of the Antigua International Business Corporation Act, the Delaware General Corporation Law ("DGCL"), and our Articles of Continuance and By-Laws.

Stockholder Approval of Business Combinations

         Under the DGCL, there is no statutory restriction on a Delaware corporation's ability to acquire the business of another corporation. However, a merger or consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of the corporation (a "Disposition") not in the usual and regular course of the corporation's business, or a dissolution of the corporation, is required under the DGCL to be approved by the holders of a majority of the shares entitled to vote thereon unless the certificate of incorporation provides otherwise. In addition, under the DGCL, class voting rights exist with respect to amendments to the certificate of incorporation that adversely affect the terms of the shares of a class. Such class voting rights do not exist as to other extraordinary matters, unless the certificate of incorporation provides otherwise.

         The Antigua International Business Corporation Act requires the approval of the holders of at least two-thirds (2/3) of the votes cast at a Special Meeting called for such purpose for PlayStar Antigua to (i) merge, consolidate or amalgamate with another company or (ii) reorganize or reconstruct itself pursuant to a plan sanctioned by the Antigua courts.


Absence of Required Vote for Certain Mergers

         Under the DGCL, no vote of the stockholders of a corporation surviving a merger is required to approve a merger if (i) the agreement of merger does not amend the certificate of incorporation of such corporation, (ii) each share of stock of such corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation thereafter and (iii) the number of shares of common stock of such corporation to be issued in the merger, if any, does not exceed 20% of the number of shares outstanding immediately before the merger.

         There is no equivalent provision in the Antigua International Business Corporation Act and therefore the stockholders of the surviving company in such a situation would be entitled to vote on the merger as described above.


Appraisal Rights

         Under the DGCL, a stockholder of a corporation does not have appraisal rights in connection with a merger or consolidation or, in the case of a Disposition, if (i) the shares of such corporation are listed on a national securities exchange or held of record by more than 2,000 stockholders, or (ii) such corporation will be the surviving corporation of the merger and no vote of the stockholders of the surviving corporation is required to approve such merger; provided, however, that a stockholder is entitled to appraisal rights in the case of a merger or consolidation if such stockholder is required by the terms of an agreement of merger or consolidation to accept in exchange for the shares of such stockholder anything other than (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, (ii) shares of any other corporation that on the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares of the corporation described in the foregoing clauses (i) and (ii), or (iv) any combination of the foregoing.

         The Antigua International Business Corporation Act does not provide for appraisal rights. However, in the case of a court sanctioned reorganization of an Antigua company, a dissenting stockholder has the right to express to the court such stockholder's view that the transaction sought to be approved would not provide the stockholders with the fair value of their shares.


Stockholder Consent to Action Without Meeting

         Under the DGCL, unless otherwise provided in the certificate of incorporation, any action that can be taken at a meeting of the stockholders may be taken without a meeting if written consent thereto is signed by the holders of outstanding stock having the minimum number of votes necessary to authorize or take such action at a meeting of the stockholders.

         There is no equivalent provision under the Antigua International Business Corporation Act. However, our Articles of Continuance may provide that a resolution in writing signed by all of the stockholders entitled to vote thereon at a meeting of stockholders is as valid as if that resolution had been approved at a meeting of the stockholders.


Special Meetings of Stockholders

         Under the DGCL, a special meeting of stockholders may be called only by the board of directors or by persons authorized in the certificate of incorporation or the Bylaws.

         Under the Antigua International Business Corporation Act, a Special Meeting will be able to be called by the Board of Directors of PlayStar Antigua or by the holders of not less than five percent (5%) of the issued shares of a corporation that carry the right to vote at the meeting sought to be held.


Distributions and Dividends; Repurchases and Redemptions

         Under the DGCL, a corporation may pay dividends out of surplus and, if there is no surplus, out of net profits for the current and/or the preceding fiscal year, unless the net assets of the corporation are less than the capital represented by issued and outstanding stock having a preference on asset distributions. Surplus is defined in the DGCL as the excess of the net assets over capital, as such capital may be adjusted by the board. A Delaware corporation may purchase or redeem shares of any class except when its capital is impaired or would be impaired by such purchase or redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its stock if such shares are to be retired and the capital reduced.

         Under the Antigua International Business Corporation Act, the directors may pay to the stockholders such dividends as appear to the directors to be justified by our profits unless the corporation is unable or would, after the payment, be unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.


Vacancies on Board of Directors

         Under the DGCL, a vacancy and a newly created directorship may be filled by a majority of the remaining directors, although less than a quorum, unless otherwise provided in the certificate of incorporation or Bylaws.

         The Antigua International Business Corporation Act and our By-Laws provide that a vacancy and a newly created directorship may be filled by a majority of the remaining directors, so long as a quorum of directors continues to exist at all times.


Removal of Directors

         Under the DGCL, except in the case of a corporation with a classified board, any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors.

         The Antigua International Business Corporation Act provides that directors may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote.


Amendment of Certificate of Incorporation

         Under the DGCL, the certificate of incorporation may be amended if (i) the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at the meeting of stockholders and (ii) the holders of at least a majority of shares of stock entitled to vote thereon approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares. If the holders of the outstanding shares of a class are entitled to vote as a class upon a proposed amendment, the holders of a majority of the outstanding shares of such class must also vote in favor of the amendment.

         Under the Antigua International Business Corporation Act, the Articles of Continuance may only be amended by a Special Resolution.


Amendment of By-Laws

         Under the DGCL, the board of directors may amend Bylaws if so authorized in the certificate of incorporation. The stockholders of a Delaware corporation also have the power to amend Bylaws.

         Under the Antigua International Business Corporation Act, our By-Laws may only be amended by a Special Resolution.

                               MATERIAL CONTRACTS

         In July of 2000, we entered into a Letter of Intent with Raymond Gertner and Howard Mann, in trust ("Capital IT"), pursuant to which Capital IT agreed to develop and implement for us our Shockwave casino software. Through June 30, 2001, the Company paid Capital IT approximately $330,000, issued 1,500,000 of our ordinary shares, and reimbursed them for certain advertising expenses and costs incurred in creating the module and also for further development of the casino module. We must also pay to Capital IT 15% of the net revenue we generate from any licenses of the software arranged by Capital IT. In addition, as consideration for serving as the exclusive marketing agent for the Shockwave software through February 28, 2002 (provided that certain net revenue thresholds to be set forth in the definitive agreement are met), Capital IT will receive 50% of the net revenue we generate from licensing fees associated with the Shockwave software through their efforts. The software was completed and the casino module was operational as at 24th December 2000. Subsequent to that date Capital IT has been providing enhanced software technologies on an ongoing basis.

         On July 15th 2000, we entered into a three year agreement with Cyber Island Consulting Limited. Under the terms of this Agreement, Cyber Island Agreed to provide gaming and other consulting services to us. In consideration for its services, we pay a monthly cash fee (currently $9,000 escalating to $15,000 during the final year of the term), a car allowance and reimbursement of up to $1,000 for office expenses. We also issued to Cyber Island 1,000,000 of our ordinary shares at the signing and we are obligated to issue an additional 250,000 shares for every $250,000 in net revenues, up to a maximum of 4,000,000 additional shares if the revenue reached $400,000 in the first year. As at June 30, 2001, no additional shares had been issued to Cyber Island.

         In February, 2001, we entered into an Agreement with SMD Pablo Entertainment. Under the Agreement, SMD agreed to develop and implement game show software programs for us. We also acquired from SMD the Questforcash.com domain name. In consideration for the programs and the domain name, we issued 1,000,000 of our ordinary shares and agreed to pay SMD 15% of the revenues generated from the questforcash.com wed site.

         In March 2001, we entered into an agreement with Arran Holdings Ltd. pursuant to which we agreed to develop and implement for Arran Holdings software programs which would permit sports wagering over the Internet known as "Sportsprops." We also agreed to license to Arran our Shockwave casino programs. In consideration for our efforts, we received $350,000 upon completion of the Sportsprops programs and will receive 20% of the net win generated from the licensed casino package. In connection with the Arran Holdings Agreement, we retained Capital IT to create the Sportsprops programs. We paid Capital IT $131,000 for its development efforts. The Sportsprops software was completed and operational in September 2001.

         On December 21, 2001, we entered into an agreement with Feintech Data Ltd. d/b/a LuckyBillion.com pursuant to which we have agreed to issue 15,000,000 ordinary shares plus 5,000,000 options exercisable for two years at $0.10/share for the rights to provide exclusive credit card processing services for two years for the luckybillion.com web site, which is currently not operational. Under the Agreement, we will provide the processing technologies through our subsidiaries. The agreement provides that if we issue more than 100,000,000 shares, for each issuance, Feintech will receive an additional number of shares so as to protect their percentage interest at the time of issuance by PlayStar of new shares.

         On August 1, 2000, we entered into an Agreement with SMP Data Inc. Under the Agreement, SMP has agreed to develop and implement sports pool software programs for us. In consideration for SMP's development efforts, we have agreed to share equally all revenues generated from any and all licensing of this software program to third parties. SMP has the right to receive shares of our stock in lieu of cash payment. We have not generated any revenue from the software program to date and accordingly have not paid cash or issued any shares to SMP Data.


       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Under current Antigua regulations, any dividends or other distributions paid in respect of securities purchased by nonresidents of Antigua with certain non-Antigua currencies (including U.S. dollars) will be freely repatriable at the rate of exchange prevailing at the time of conversion, provided that Antigua income tax has been paid on, or withheld from, such payments. No Antigua income tax is currently applicable to holders of ordinary shares who are not residents or citizens of Antigua. However, there can be no assurance that such tax, and withholders requirements related thereto, will not be enacted in the future. Neither Antigua law nor our Articles of Association and other organizational documents limit the rights of nonresidents or foreign owners to hold or vote our ordinary shares.


                                    TAXATION.


Material United States Federal Income Tax Consequences of Holding Our Shares

         The following is a summary of the material United States federal income tax consequences generally applicable to the ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of ordinary shares. In addition, this summary does not address special federal income tax situations, such as rules applicable to holders who are securities dealers, financial institutions, insurance companies, or tax exempt organizations; who are holding shares as part of a hedging or larger integrated financial or conversion transaction; who are citizens or residents of a possession or territory of the United States; who are United States holders, as defined below, with a currency other than the U.S. dollar as their functional currency; who are holding shares pursuant to certain retirement plans; or who are holding shares pursuant to the exercise of an employee stock option or otherwise as compensation.

         This summary is based upon the federal income tax laws of the United States as in effect on the date hereof, including the United States Internal Revenue Code of 1986, which are subject to change, possibly with retroactive effect. There are no regulations, published rulings or judicial decisions directly on point with respect to certain aspects of our continuing business operations. Accordingly, certain matters discussed below are not entirely certain. Our stockholders should note that no rulings have been or are expected to be sought from the Internal Revenue Service with respect to any of the United States federal income tax considerations discussed below, and no assurance can be given that the Internal Revenue Service or ultimately the courts will not take contrary positions.

         Stockholders should consult their own tax advisors as to the United States federal income tax consequences of our business operations and of the ownership and disposition of our ordinary shares, in addition to the effect of any state or local tax laws or the laws of any jurisdiction other than the United States.


         Definition of United States Holder

         As used herein, a "United States holder" means a beneficial owner of our ordinary shares who is a United States person. A "United States person" means (i) a citizen or resident (as defined below) of the United States; (ii) a corporation created or organized in or under the laws of the United States or any State thereof; (iii) an estate, the income of which, from sources outside the United States, which is not effectively connected with the conduct of a trade or business within the United States, is includible in gross income under Subtitle A of the Internal Revenue Code or (iv) a trust, if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. Persons or partnerships organized under U.S. law have the authority to control all substantial decisions of the trust. In the case of ordinary shares held by a partnership (whether such partnership is organized under the laws of the United States or another jurisdiction), any U.S. person who is a partner in the partnership will generally be subject to the tax consequences described below for U.S. Holders.

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

         Taxation

         We are classified as a "corporation" for United States federal income tax purposes.

         As a foreign corporation, we are subject to United States federal income tax only to the extent that it has (i) United States source income which consists of dividends, interest, royalties or similar fixed or determinable annual or periodic income, or (ii) income which is effectively connected with the conduct of a trade or business within the United States.

         Although not free from doubt, under current United States federal income tax law, our business of providing Internet gaming services and technology through business operations and activities conducted entirely outside of the United States should not be characterized as the conduct of a U.S. trade or business, and hence should not be subject to United States federal income tax. However, the United States federal income tax rules applicable to Internet service providers, such as us, are currently under review by the Internal Revenue Service and the United States Congress. Pursuant to future Internal Revenue Service public pronouncements and/or future United States legislation, it is possible that all or a portion of the income derived by us from the conduct of its Internet business operations, to the extent attributable to users of our gaming services and technology who are located in the United States, would be subject to United States federal income tax. This result might be possible even though we conduct our business operations entirely outside of the United States.

         If we were to become subject to U.S. income tax on its income from its Internet gaming business, this could have a material adverse effect on our business and operations.

         To the extent that we licenses our software for use in the United States, any royalties with respect to such license would be United States source and would be subject to 30% withholding tax.

         Taxation of Stockholders - United States Holders

                  Taxation of Dividends

         A United States holder will be required to include in gross income as a dividend when received the gross amount of any cash or the fair market value of any property distributed by us to the extent of its current and accumulated earnings and profits as determined under United States federal income tax principles. A distribution by us with respect to the ordinary shares in excess of its current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of basis in the ordinary shares to the extent of a United States holder's adjusted tax basis in such ordinary shares, with the balance of the distribution, if any, treated as a gain realized by the United States holder from the sale or disposition of the ordinary shares.

         The dividends paid by us will not be eligible for the dividends received deduction generally allowed with respect to dividends paid by domestic corporations. For purposes of the United States foreign tax credit limitation, dividends paid by us generally will constitute foreign source "passive income" or, in the case of a holder who is a "financial services entity" as defined in regulations under the Internal Revenue Code, "financial services income".

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

                  Effect of Other Rules

         We do not believe that it is currently, nor does it anticipate that it will become, a passive foreign investment company, a foreign personal holding company, a personal holding company or a controlled foreign corporation. It is possible, however, that future changes in the nature of its operations or in the identity of its shareholders could result in our becoming one or more of those types of entities. Were we to do so, this could have substantial adverse tax effects on U.S. Holders of ordinary shares and you are urged to consult your own tax advisors in this regard.

         Taxation of Stockholders - Non-United States Holders

         Subject to the discussion of United States backup withholding tax below, a stockholder of ordinary shares other than a United States holder, referred to as a "non-United States holder," will not be subject to United States federal income or withholding tax on income derived by us, dividends paid to our stockholders or gains realized on the sale of ordinary shares, provided that:

o such income items are not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, and

o there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof. Holders who have such a present or former connection should consult their own tax advisors.

         United States Backup Withholding Tax and Information Reporting

         Generally, a 31% "backup" withholding tax and information reporting requirements apply to dividends paid on shares of stock, and to proceeds from the sale of shares, to a non-corporate United States holder, if such a holder fails to provide a correct taxpayer identification number and other information or fails to comply with certain other requirements.

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


Item 12. Description of Securities Other than Equity Securities.

         Not applicable.


                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies.

         Not applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not applicable.


Item 15. [Reserved]


Item 16. [Reserved].


                                    PART III


Item 18. Financial Statements.

         Not applicable.


Item 19. Exhibits.

Exhibit                    Description
-------                    -----------
2.1      Plan of Agreement and Merger of PlayStar Delaware and PlayStar Wyoming.*

3.1      Articles of Incorporation of PlayStar Corporation.*

3.2      Articles of Continuance of PlayStar Corporation.*

3.3      By-Laws of PlayStar Corporation.*

3.4      Certificate of Incorporation of PlayStar Corporation.*

4.1      Specimen Form of Stock Certificate of PlayStar Corporation.*

10.1     PlayStar Corporation Stock Option Plan.*

10.2     Warrant to Purchase Common Stock of PlayStar Corporation, dated
         November 21, 2000, issued to Select Investments Ltd.**

10.3 Regulation S Subscription Agreement, dated November 21, 2000, by and between Select Investments Ltd. and PlayStar Wyoming for the purchase of a Convertible Note.**

10.4     Form of Regulation D Subscription Agreement for the purchase of
         Convertible Notes.**

10.5     Form of Convertible Promissory Note.**

10.6     Tenancy Agreement dated June 15, 1999 by and between PlayStar
         Corporation and The Barbados Mutual Life Assurance Society.**

10.7 Letter of Intent dated July 17, 2000 by and between Raymond Gerther and Howard Mann, in trust, and PlayStar Wyoming.**

10.8     Consulting Services Agreement dated July 15, 2000 by and between
         PlayStar Wyoming and Richard Levenstein, in trust.**

10.9     Letter of Intent dated October 11, 2000 by and between Richmond
         Investments Limited and PlayStar Wyoming.**

10.10    Letter of Intent dated November 30, 2000 by and between Select
         Investments Ltd., d/b/a ABC Corporation and PlayStar Wyoming.**

--------------------

         * Filed as an exhibit to PlayStar's Registration Statement of Form F-1 as filed with the Commission on July 31, 1998.

         ** Filed as an exhibit to PlayStar's Annual Report on Form 20-F as filed with the Commission on December 29, 2000.

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       PLAYSTAR CORPORATION


Date: December 27, 2001
                                       By: /s/ Glynn Grummett
                                           -----------------------------------
                                           Glynn Grummett
                                           Managing Director and Chief Financial
                                           Officer

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
PlayStar Corporation

         We have audited the accompanying consolidated balance sheets of PlayStar Corporation and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PlayStar Corporation and Subsidiaries as of June 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
December 5, 2001

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets

        ASSETS

                                                                 June 30,
                                                       -----------------------------
                                                           2001            2000
                                                          ------          ------
Current assets:
    Cash                                                $117,183          $193,975
    Prepaid expenses and other current assets             31,642            12,978
                                                        --------          --------
        Total current assets                             148,825           206,953
Property and equipment, net                              108,745           213,616
Casino software                                          362,318             --
Security deposits                                         60,181            85,638
                                                        --------          --------
                                                        $680,069          $506,207
                                                        ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Billings on uncomplete software
      contract in excess of related costs               $118,554          $  --
    Accounts payable and accrued expenses                298,359           131,329
                                                      ----------         ---------
        Total current liabilities                        416,913           131,329
Commitments
Redeemable ordinary shares                                 --              379,400
Shareholders' equity:
    Preferred shares, $.0001 par value:
        Authorized - 1,000,000  shares; none issued        --                --
    Ordinary shares, $.0001 par value:
        Authorized - 100,000,000 and 50,000,000
          shares at June  30, 2001 and 2000,
          respectively
        Issued and outstanding  - 59,336,354 and
          36,622,644 shares at June 30, 2001
          and 2000, respectively                           5,934             3,663
    Additional paid-in capital                        10,143,124         8,721,499
    Accumulated deficit                               (9,855,902)       (8,729,684)
                                                      ----------         ---------
                                                         293,156            (4,522)
    Less: Subscriptions receivable                        30,000            --
                                                      ----------         ---------
        Total shareholders' equity (deficit)             263,156            (4,522)
                                                      ----------         ---------
                                                      $  680,069         $ 506,207
                                                      ==========         =========

                             See accompanying notes

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations




                                                        Year Ended June 30,
                                              ------------------------------------------
                                                  2001            2000            1999
                                                  ----            ----            ----
Revenue:
Casino                                        $   106,840     $   117,845    $    211,658
Service                                            16,304            --              --
License                                            10,000            --              --
                                               ----------      ----------      ----------
        Total revenue                             133,144         117,845         211,658

Expenses:
    Professional fees                             258,859         162,852         455,461
    Development costs                                --            79,543         433,042
    Selling, general and administrative           812,656         520,485         911,305
    Depreciation and amortization                  76,520          77,554          65,521
    Litigation settlement                         115,014       3,308,795            --
                                               ----------      ----------      ----------
        Total expenses                          1,263,049       4,149,229       1,865,329
                                               ----------      ----------      ----------

Operating loss                                 (1,129,905)     (4,031,384)     (1,653,671)

Other income (expense):
Equity in loss of unconsolidated affiliate           --              --           (15,000)
Interest income                                     3,687          13,537          47,075
                                               ----------      ----------      ----------
        Net other income                            3,687          13,537          32,075
                                               ----------      ----------      ----------

Net loss                                      $(1,126,218)    $(4,017,847)    $(1,621,596)
                                              ===========     ===========     ===========

Basic and diluted loss per share              $      (.02)    $      (.11)    $      (.06)
                                              ===========     ===========     ===========

Weighted average number of shares              46,453,705      36,622,644      29,344,921
                                              ===========     ===========     ===========




                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
           Consolidated Statements of Shareholders' Equity (Deficit)


                                                                                                                    Total
                                            Ordinary Shares        Additional                                   Shareholders'
                                          -----------------------    Paid-in     Accumulated     Subscriptions     Equity
                                             Shares      Amount     Capital       Deficit         Receivable     (Deficit)
                                          -----------  ---------  ----------    -------------    -------------   -------------
Balance at July 1, 1998                  19,661,274      $ 1,966   $3,448,895   $(3,090,241)     $      --        $ 360,620
Issuance of ordinary shares in July
    1998, at $.50 per share, less costs
    of $750                                  30,000            3       14,247          --             --             14,250

Issuance of ordinary shares in August
    1998, at $.40 per share, less costs
    of $100                                   5,000            1        1,899          --             --              1,900

Issuance of ordinary shares in August
    and September 1998, at $.2580645
    per share, less costs of $144,077     7,967,000          797    1,911,126          --             --          1,911,923

Issuance of ordinary shares in September
    1998, as a fee in connection with the
    August and September 1998 issuance of
    ordinary shares (fair value $.39 per
    share, $362,454)                        929,370           93          (93)         --             --               --

Options granted in December 1998
    for the purchase of 150,000
    ordinary shares for services
    provided through June 30, 1999             --           --         42,807          --             --             42,807

Issuance of ordinary shares in February
    1999 in connection with exercise of
    stock options at $.05 per share         170,000           17        8,483          --             --              8,500

Issuance of ordinary shares in March
    1999 in connection with purchase
    of a software license and related
    fees at fair value ($.453125 per
    share)                                6,500,000          650    2,944,663          --             --          2,945,313

Issuance of ordinary shares in March
    1999 in connection with exercise
    of stock options at $.05 per share      110,000           11        5,489          --             --              5,500
                                         ----------      -------   ----------   -----------        -------      -----------
Totals carried forward                   35,372,644      $ 3,538   $8,377,516   $(3,090,241)       $  --         $5,290,813
                                         ----------      -------   ----------   -----------        -------      -----------



                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
     Consolidated Statements of Shareholders' Equity (Deficit) (Continued)


                                                                                                                     Total
                                            Ordinary Shares         Additional                                    Shareholders'
                                       ------------------------      Paid-in      Accumulated    Subscriptions       Equity
                                         Shares        Amount        Capital        Deficit       Receivable       (Deficit)
                                       ---------     ----------    -----------   -------------   -------------    ------------
Totals brought forward                  35,372,644   $ 3,538       $8,377,516    $(3,090,241)     $    --         $5,290,813
Options granted in March 1999 for
    the purchase of 150,000 ordinary
    shares for services provided through
    June 30, 1999                             --        --             39,460          --              --             39,460
Issuance of ordinary shares in June
    1999 with exercise of options at
    $.05 per share                       1,250,000       125           62,375          --              --             62,500
Current year amortization of cost
    of options granted in prior
    periods                                   --        --            242,148          --              --            242,148
Net loss, June 30, 1999                       --        --             --            (1,621,596)       --         (1,621,596)
                                        ----------   -------      -----------      -----------     ---------      ----------
Balance at June 30, 1999                36,622,644     3,663        8,721,499       (4,711,837)        --          4,013,325

Net loss, June 30, 2000                       --        --             --            (4,017,847)       --         (4,017,847)
                                        ----------   -------      -----------      -----------     ---------      ----------

Balance at June 30, 2000                36,622,644     3,663        8,721,499       (8,729,684)        --             (4,522)
Issuance of ordinary shares in
    January 2001 at $.10 per share,
    in exchange for redeemable
    ordinary shares, less costs of
    $35,000 paid to a shareholder
    of the Company                       3,000,000       300          264,700          --              --            265,000

Issuance of ordinary shares in
    January 2001 at $.05 per share,
    including warrants to buy
    2,000,000 ordinary shares for
    two years at $.15 per share,
    less costs of $10,000 paid to
    a shareholder of the Company         4,000,000       400          189,600          --              --            190,000

Issuance of ordinary shares in
    January 2001 in exchange for
    a convertible note in September
    2000 at $.05 per share               4,720,000       472          235,528          --              --            236,000

Issuance of ordinary shares to
    a shareholder in January 2001
    as a fee in connection with the
    January 2001 offering (fair
    value $.10 per share, $32,000)         320,000        32              (32)         --              --             --

Issuance of ordinary shares in
    January 2001 in exchange for
    redeemable ordinary shares           1,000,000       100          109,300          --               --           109,400
                                        ----------   -------      -----------      -----------      ---------       --------
Totals carried forward                  49,662,644   $ 4,967      $ 9,520,595      $(8,729,684)     $   --          $795,878
                                        ----------   -------      -----------      -----------      ---------       --------

                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
     Consolidated Statements of Shareholders' Equity (Deficit) (Concluded)


                                                                                                                     Total
                                             Ordinary Shares         Additional                                    Shareholders'
                                         -----------------------      Paid-in       Accumulated    Subscriptions      Equity
                                            Shares      Amount        Capital         Deficit        Receivable     (Deficit)
                                         -----------   ---------    -----------    ------------    -------------   ------------
Totals brought forward                     49,662,644    $ 4,967    $ 9,520,595    $(8,729,684)      $   --          $795,878
Ordinary shares issued for professional
    and consulting fees to shareholders
    of the Company in January 2001
    (fair value $.0625 per share)           5,330,000        533        332,593         --               --           333,126
Ordinary shares issued for compensation
    in January 2001 (fair value $.0625
    per share)                                500,000         50         31,200         --               --            31,250
Ordinary shares issued in connection
    with the purchase of casino software
    in January 2001 (fair value $.0625
    per share)                              1,500,000        150         93,600         --               --            93,750

Issuance of ordinary shares in March
    2001 at $.05 per share                  1,120,000        112         55,888         --               --            56,000
Issuance of ordinary shares to a
    shareholder in March 2001 as a
    fee in connection with the March
    2001 offering (fair value $.05 per
    share, $1,500)                             30,000          3             (3)        --               --            --
Issuance of ordinary shares in June 2001
    at $.10 per share, including warrants
    to buy 114,371 ordinary shares for
    two years at $.25 per share             1,093,710        109        109,261         --             (30,000)        79,370
Issuance of ordinary shares in June 2001
    as a fee in connection with the June
    2001 offering (fair value $.10 per
    share, $10,000)                           100,000         10            (10)        --               --            --
Net loss, June 30, 2001                          --           --             --     (1,126,218)          --        (1,126,218)
                                           ----------    -------    -----------    -----------       ---------     ----------
Balance at June 30, 2001                   59,336,354    $ 5,934    $10,143,124    $(9,855,902)      $ (30,000)    $  263,156
                                           ==========    =======    ===========    ===========       =========     ==========


                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows


                                                                                Year Ended June 30,
                                                                      ------------------------------------------
                                                                          2001            2000            1999
                                                                          ----            ----            ----
Cash flows from operating activities:
    Net loss                                                          $(1,126,218)   $(4,017,847)   $(1,621,596)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
        Write-off of hardware not returned in litigation settlement       115,014           --             --
        Write-off of software license                                        --        2,996,495           --
        Write-off of investment in unconsolidated affiliate                  --          324,800           --
        Settlement of liability to Cyberstation St. Kitts Limited            --          (12,500)          --
        Depreciation and amortization                                      76,520         77,554         65,521
        Equity in loss of unconsolidated affiliate                           --             --           15,000
        Development costs paid through the issuance of ordinary
          shares and granting of stock options                               --             --          242,148
        Ordinary shares issued as compensation and professional
          and consulting fees                                             364,376           --             --
        Redeemable ordinary shares due to employees as
          compensation                                                       --          109,400           --
        Options granted for consulting costs                                 --             --           82,267
        Change in assets and liabilities:
           Prepaid expenses and other current assets                      (18,664)        47,167         90,777
           Billings on uncomplete software contract in excess of
             related costs                                                118,554           --             --
           Accounts payable - affiliate                                      --          (13,342)       (27,860)
           Accounts payable and accrued expenses                           55,835        (96,870)       (36,175)
                                                                         --------       --------     ----------
             Net cash used in operating activities                       (414,583)      (585,143)    (1,189,918)
                                                                         --------       --------     ----------

Cash flows from investing activities:
    Proceeds from (payments of) security deposits                          25,457         15,662        (26,300)
    Purchase of property and equipment                                    (44,211)       (35,852)       (78,429)
    Equity investment in unconsolidated affiliate                            --             --         (339,800)
    Cash paid for software and software license                          (199,825)          --          (51,182)
                                                                         --------       --------     ----------
             Net cash used in investing activities                       (218,579)       (20,190)      (495,711)
                                                                         --------       --------     ----------
Cash flows from financing activities:
    Stock subscriptions receivable                                           --             --           21,350
    Proceeds from issuance of convertible note                            236,000           --             --
    Net proceeds from issuance of ordinary shares                         320,370           --        2,004,573
    Net proceeds from redeemable ordinary shares                             --          270,000           --
    Deferred offering costs                                                  --             --            6,795
                                                                         --------       --------     ----------
             Net cash provided by financing activities                    556,370        270,000      2,032,718
                                                                         --------       --------     ----------
Net increase (decrease) in cash                                           (76,792)      (335,333)       347,089

Cash, beginning of year                                                   193,975        529,308        182,219
                                                                         --------       --------     ----------
Cash, end of year                                                        $117,183       $193,975     $  529,308
                                                                         ========       ========     ==========

                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
               Consolidated Statements of Cash Flows (Concluded)

      Supplemental Schedule of Non-Cash Investing and Financing Activities

                                                                              Year Ended June 30,
                                                                    ---------------------------------------
                                                                      2001            2000            1999
                                                                      ----            ----            ----
Ordinary shares issued in connection with raising of capital        $ 43,500        $    --     $  362,454
                                                                    ========        =========   ==========

Subscription receivable                                             $ 30,000        $    --     $     --
                                                                    ========        =========   ==========

Ordinary shares issued for software and a software license          $ 93,750        $    --     $2,945,313
                                                                    ========        =========   ==========

Convertible note exchanged for ordinary shares                      $236,000        $    --     $     --
                                                                    ========        =========   ==========

Ordinary shares issued in exchange for redeemable
    ordinary shares                                                $ 379,400       $    --     $     --
                                                                    ========        =========   ==========

                            See accompanying notes.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 1 - The Company

         The consolidated financial statements include the accounts of PlayStar Corporation ("Playstar") and its wholly-owned subsidiaries, PlayStar Limited (a Jersey, Channel Islands corporation), Players Limited (an Antigua corporation) ("Players") and Playstar Casino Limited ("Playstar Casino") (an Antigua corporation) (collectively the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

         The Company, through its subsidiaries, operates an on-line gaming service operating interactive, software-based games of chance, accessible world-wide through the Internet. In addition, the Company licenses its casino software and has revenue and cost-sharing, management and operational agreements.

         Effective September 4, 1998, pursuant to a Merger Agreement, and an Application for Certificate of Transfer, the Company's board of directors and holders of more than two-thirds of the outstanding shares of its common stock approved the reorganization of PlayStar Corporation pursuant to which PlayStar Corporation was merged with and into PlayStar Wyoming Holding Corp., a newly formed Wyoming corporation which became the surviving entity (the "Merger"). Subsequently, pursuant to a Wyoming statutory continuation procedure, Playstar became an Antigua corporation. In accordance with the terms of the Merger, each outstanding share of PlayStar Corporation's common stock was automatically converted into one outstanding share of PlayStar (domestic corporation) common stock and subsequently, in connection with the statutory continuation procedure referred to above, automatically converted into one ordinary share, par value $.0001 of PlayStar (Antigua corporation). The financial statements give effect for the conversion of one common share to one ordinary share for all periods presented. On January 11, 2001, the Company changed its name from Playstar Wyoming Holding Corp. to Playstar Corporation.

Note 2 - Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

         The Company recognizes gaming revenue in accordance with industry practice. Casino revenue is the net win from gaming activities and is net of accruals for progressive jackpots. Promotional allowances are classified as expenses on the accompanying consolidated statements of operations. The cost of such promotional allowances for the years ended June 30, 2001, 2000 and 1999 was nominal.

         The Company charges certain customers for internet hosting, credit card processing and support. Service revenue is recognized when services are provided.

         Income from licensing agreements is recognized when the services are completed.

         Advertising and Promotion Costs

         Advertising and promotion costs are charged to operations during the period in which they are incurred. For the years ended June 30, 2001, 2000 and 1999, advertising expenses were approximately $37,000, $15,000 and $92,000, respectively.

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

         Long-Lived Assets

         The Company applies the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121"). In accordance with SFAS No. 121, long-lived assets used in operations are evaluated for possible impairment by reviewing undiscounted expected future cash flows. The carrying value of a long-lived asset is considered impaired if the sum of the undiscounted expected future cash flows is less than the carrying amount of that asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the undiscounted expected future cash flows of the long-lived assets. Based on management's estimate of future cash flows, losses due to impairment of long-lived assets are not material in any period presented.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

         Long-Lived Assets (Continued)

         In October 2001, the Financial Accounting Standards Board issued Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121 for years beginning after December 31, 2001. The Company does not believe the adoption of this pronouncement will have a material effect on the results of operations.

         Fair Value of Financial Instruments

         The Company applies the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At June 30, 2001 and 2000, management believes the fair value of all financial instruments approximated carrying value.

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

         Software Costs

         The Company applies the provisions of Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). SFAS No. 86 applies to both internally developed and purchased software. Software production costs are expensed until technological feasibility has been established and production costs thereafter are reported at the lower of unamortized costs or net realizable value. Capitalizable costs are amortized based on current and future revenue with a minimum equal to the straight-line amortization amount over the remaining estimated life.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Software Costs (Continued)

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

     For all periods presented, options and warrants are not included in the computation as they would be anti-dilutive. In the event that the Company was to report net income in future periods, options and warrants to purchase an additional 5,002,371 shares at June 30, 2001 could have a dilutive effect on future earnings per share calculations in those periods.

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

Business Combinations

     On June 29, 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets, arising from these business combinations, will remain on the balance sheet and not be amortized. On an annual basis, or when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

     On June 29, 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), was approved by FASB. SFAS No. 142 changes the accounting for goodwill and indefinite lived intangible assets from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations and indefinite lived intangible assets, will cease upon adoption of this statement. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company is required to implement SFAS No. 142 on January 1, 2002.

Note 3 - Related Party Transactions

Dreamplay

     From inception until December 1998, the Company retained the services of Dreamplay Research Corp. ("Dreamplay"), a Canadian corporation that was wholly-owned by a significant shareholder of the Company, who was the Company's president through September 1998 and a director through March 1998. Dreamplay developed the Company's software and internet site (used through March 12, 2000), provided consulting services and purchased hardware and vendor supplied software applications. The relationship was terminated in December 1998 and all options granted for future development became fully vested (see Note 8). The following table summarizes transactions between the Company and Dreamplay for the year ended June 30, 1999:


Charges for development costs and support and maintenance              $244,136
Charges for purchases of computer equipment and software                 56,662
                                                                      ----------
    Total                                                              $300,798
                                                                      ==========
Amounts paid to Dreamplay                                              $354,500
                                                                      ==========

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 3 - Related Party Transactions (Continued)

Cyberstation

     On March 25, 1999, the Company acquired 40% of the common stock of Cyberstation Computers & Support, Inc. ("Cyberstation") for Canadian $500,000 ($339,800). In addition, the Company purchased from Cyberstation an irrevocable, perpetual and royalty-free software license for exclusive use in designated countries and geographical areas which would provide credit card processing services. The Company issued 5,000,000 ordinary shares to Cyberstation and 1,500,000 ordinary shares to certain shareholders of the Company as fees in connection with the transaction. The cost of the software license was valued at approximately $2,996,000.

     The Company entered into a management services agreement with Cyberstation St. Kitts Limited with an original expiration date of June 30, 2002. Cyberstation was to receive a base management fee of Canadian $160,000 (approximately $109,000 at June 30, 1999) per annum and a payment equal to 15% of the pre-tax profits of Players and 10% of the pre-tax profits of Playstar, in excess of certain thresholds as defined in the management agreement of Playstar. For the year ended June 30, 1999, the Company paid Cyberstation St. Kitts Limited approximately $25,000 in management fees and $42,000 for support and maintenance service rendered prior to March 25, 1999.

     During 2000, the Company entered into settlement talks with Cyberstation and Cyberstation St. Kitts Limited after disputes emerged in October 1999 between the parties over the management services agreement. In March 2000, the Company discontinued its relationship with Cyberstation and the parties reached a settlement in September 2000. The Company paid Cyberstation St. Kitts approximately $13,500 of the $26,000 owed at June 30, 1999. The remaining $12,500 was waived as part of the settlement in September 2000 (see Note 11).

Note 4 - Casino Software

     In July 2000, the Company purchased a fully implemented Shockwave casino software module to be used and licensed by the Company from Raymond Gerther and Howard Mann, in trust ("Capital IT"). This module became operational in December 2000, replacing the Java based casino software created by Dreamplay. Through June 30, 2001, the Company paid Capital IT approximately $330,000, reimbursed them for certain advertising expenses and costs incurred in creating the module, and issued a total of 1,500,000 ordinary shares (valued at approximately $94,000). Amortization expense for the year ended June 30, 2001 and accumulated amortization at June 31, 2001 was approximately $42,000. The Company has also contracted Capital IT for the creation of an internet sports wagering module (see Note 13).

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 4 - Casino Software (Continued)

     Under the agreement dated December 15, 2000, Capital IT is entitled to 15% of the Company's net revenue generated by those licenses arranged by Capital IT. They will serve as the exclusive marketing agent of the Company through February 2002, provided the Company achieves certain net revenue thresholds defined in the agreement. As long as they remain the Company's exclusive marketing agent, the Company will pay Capital IT 50% of the net revenue generated by the Company from any licenses arranged by Capital IT. For eighteen months beginning on August 1, 2000, the Company will issue Capital IT one ordinary share for each $3 of net revenue generated through sales of the licenses, up to 1,500,000 shares.

Note 5 - Property and Equipment

     At June 30, property and equipment consists of:


                                               2001            2000
                                             --------       ---------
     Computer equipment and software         $156,347       $334,756
     Furniture and fixtures                    19,848         19,848
     Leasehold improvements                    23,136         21,561
     Automobiles                               13,950         13,950
                                             --------       ---------
                                              213,281        390,115
     Less: Accumulated depreciation and
          amortization                        104,536        176,499
                                             --------       ---------
                                             $108,745       $213,616
                                             ========       =========

Note 6 - Equity Investment in Unconsolidated Affiliate

     The Company's loss on its 40% investment in Cyberstation (see Note 3) for the year ended June 30, 1999 was $15,000. During the year ended June 30, 2000, the Company, as part of a litigation settlement, surrendered all of its shares of Cyberstation (see Note 11).

     In 1999, the investment in Cyberstation was accounted for by the equity method. The following is a summary of condensed unaudited financial information related to Cyberstation for the year ended May 31, 1999:


     Net revenue     $ 138,000
                     =========
     Gross profit    $   4,000
                     =========
     Net loss        $(222,000)
                     =========


                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 7 - Accounts Payable and Accrued Expenses

     At June 30, accounts payable and accrued expenses consist of the following:

                                 2001           2000
                              --------        --------
Accrued professional fees      $ 85,072        $ 92,141
Accrued casino software costs   131,195           -
Customer deposits                21,392          12,318
Other accrued expenses           60,700          26,870
                               --------        --------
                               $298,359        $131,329
                               ========        ========


Note 8 - Shareholders' Equity

Ordinary Shares

     In January 2001, the Company increased the number of authorized ordinary shares from 50,000,000 to 100,000,000.

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

     In June 2000, the Company recorded $109,400 as compensation expense for 1,000,000 ordinary shares (fair value $.1094 per share) due to two employees of the Company for services rendered through June 30, 2000. These shares were issued in January 2001 and were recorded as redeemable ordinary shares at June 30, 2000.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 - Shareholders' Equity (Continued)

Ordinary Shares (Continued)

         In January 2001, the Company issued 3,000,000 ordinary shares at $.10 per share and paid a total of $35,000 ($30,000 during the year ended June 30, 2000) to a shareholder of the Company as a finders fee for services rendered during the year ended June 30, 2000. These shares were recorded as redeemable ordinary shares at June 30, 2000. Net proceeds from this issuance were $265,000.

         In January 2001, the Company issued 8,720,000 ordinary shares at $.05 per share and paid $10,000 and issued 320,000 shares (fair value $32,000) to a shareholder of the Company as a finders fee. These shares include warrants to purchase 2,000,000 ordinary shares for two years at $.15 per share. Net proceeds from this issuance were $426,000.

         In January 2001, the Company recorded $333,126 as professional fees and $31,250 as compensation for 5,830,000 ordinary shares issued to shareholders of the Company for services provided.

         In January 2001, the Company issued 1,500,000 ordinary shares in connection with the purchase of casino software with a fair value of $93,750.

         In March 2001, the Company issued 1,120,000 ordinary shares at $.05 per share and issued 30,000 shares (fair value $1,500) to a shareholder of the Company as a finders fee. Net proceeds from this issuance were $56,000.

         In June 2001, the Company issued 1,093,710 ordinary shares at $.10 per share and issued 100,000 shares (fair value $10,000) as a finders fee. These shares include warrants to purchase 114,371 ordinary shares for two years at $.25 per share. Net proceeds from this issuance were approximately $79,000, with approximately $30,000 due as a subscription receivable.

Stock Options and Warrants

         On October 9, 1996, the Company adopted a stock option plan authorizing the granting of options to purchase up to 10,000,000 ordinary shares. The stock option plan permits the granting of options to officers, employees and consultants of the Company and its subsidiaries. Generally, the terms of the options are to be set by the Company's board of directors.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 - Shareholders' Equity (Continued)

Stock Options and Warrants (Continued)

         The Company has elected to adopt the disclosure-only provision of SFAS No. 123 and will continue to apply APB No. 25 to account for stock options. Had compensation expense been determined as provided in SFAS No. 123, the pro forma effect would have been:


                                             Year Ended June 30,
                                -------------------------------------------------
                                      2001              2000            1999
                                  ------------     ------------     ------------
Net loss - as reported            $(1,150,318)     $(4,017,847)     $(1,621,596)
Net loss - pro forma               (1,150,318)      (4,017,847)      (1,762,046)
Loss per share - as reported             (.02)            (.11)            (.06)
Loss per share - pro forma               (.02)            (.11)            (.06)

         The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                   Year Ended June 30,
                                  ---------------------
                                  2001    2000    1999
                                  ----    ----    ----
Expected dividend yield            N/A     N/A       0%
Expected volatility                N/A     N/A     148%
Risk-free interest rate            N/A     N/A      47%
Expected lives in years            N/A     N/A     1-2

         N/A - Not Applicable, no options were granted during the years ended June 30, 2001 and 2000.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 - Shareholders' Equity (Continued)

Stock Options and Warrants (Continued)

         The table below summarizes the activity for the years ended June 30, 2001, 2000 and 1999:


                                                                     Year Ended June 30,
                                        -------------------------------------------------------------------------------
                                                 2001                           2000                      1999
                                        --------------------------   ---------------------------  ---------------------
                                                        Weighted                       Weighted                Weighted
                                                         Average                        Average                 Average
                                                        Exercise                       Exercise                Exercise
                                         Shares           Price         Shares          Price       Shares      Price
                                        ---------       --------      ----------       ---------   ---------   --------
Outstanding at beginning of year        2,888,000          $.20       14,538,000         $.65      4,268,000      $.14
Granted (including 2,114,341 and
    6,500,000 of warrants in 2001 and
    1999, respectively)                 2,114,341           .16            -              -       11,800,000       .76
Exercised                                     -              -             -              -       (1,530,000)      .05
Cancelled/expired                             -              -       (11,650,000)         .77         -            -
Outstanding at the end of year          5,002,371           .18        2,888,000          .20     14,538,000       .65
Exercisable at the end of year          5,002,371           .18        2,888,000          .20     14,538,000       .65
Weighted average fair value of
    options granted during the year           -              -             -              -            -           .16
Weighted average remaining
    contractual rights (months)               -              -             -               23          -            23


         Exercise prices for options and warrants outstanding as of June 30, 2001 ranged from $.05 to $.75.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 - Shareholders' Equity (Continued)

Stock Options and Warrants (Continued)

         Additional stock option and warrant information is presented below:


                                                  Year Ended June 30,
                                     -------------------------------------------
                                          2001             2000          1999
                                      -----------      -----------    ----------
Options outstanding, beginning of
  year                                  2,888,000       14,538,000     4,268,000
                                      ===========      ===========    ==========
Options granted:
  Employees and former employees
    of the Company and Dreamplay             -              -              -
  Consultants                                -              -            300,000
  Affiliates                                 -              -          5,000,000
  Investors (warrants)                  2,114,371           -          6,500,000
                                      -----------      -----------    ----------
                                        2,114,371           -         11,800,000
                                      ===========      ===========    ==========
Options cancelled/expired:
  Employees and former employees
    of the Company and Dreamplay                            -              -
  Consultants                                -             150,000         -
  Affiliates                                 -           5,000,000         -
  Investors (warrants)                       -           6,500,000         -
                                      -----------      -----------    ----------
                                             -          11,650,000         -
                                      ===========      ===========    ==========
Options exercised:
  Employees and former employees
    of the Company and Dreamplay             -              -          1,020,000
  Consultants                                -              -            510,000
  Affiliates                                 -              -              -
  Investors                                  -              -              -
                                      -----------      -----------    ----------
                                             -              -          1,530,000
                                      ===========      ===========    ==========
Options outstanding:
  Employees and former employees
    of the Company and Dreamplay        2,238,000        2,238,000     2,238,000
  Consultants                             650,000          650,000       800,000
  Affiliates                                 -              -          5,000,000
  Investors (warrants)                  2,114,371           -          6,500,000
                                      -----------      -----------    ----------
                                        5,002,371        2,888,000    14,538,000
                                      ===========      ===========    ==========

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 8 - Shareholders' Equity (Continued)

Stock Options and Warrants (Continued)

         In December 1998, the Company severed its relationship with Dreamplay. Accordingly, all options previously granted to Dreamplay became fully vested. This resulted in approximately $242,000 being charged to development costs for the year ended June 30, 1999.

Note 9 - Income Taxes

         The following table reconciles the provision for income taxes with the federal statutory rate for the periods presented:


                                                  Year Ended June 30,
                                     -------------------------------------------
                                          2001             2000          1999
                                      -----------      -----------    ----------
Federal income tax benefit at
  statutory rate                        $(391,000)     $(1,366,000)    $(551,000)
Foreign loss not subject to
  federal income taxes                    391,000        1,366,000       369,000
Valuation allowance                          -               -           182,000
                                      -----------      -----------    ----------
Provision for income taxes              $    -         $     -         $    -
                                      ===========      ===========    ==========


         Deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The components of deferred tax assets are as follows:


                                                 Year Ended June 30,
                                     ----------------------------------------
                                          2001          2000          1999
                                      -----------   -----------   -----------
Asset:
  Net operating loss carryforwards    $ 1,232,000   $ 1,232,000   $ 1,232,000
  Less: Deferred tax asset valuation
    allowance                          (1,232,000)   (1,232,000)   (1,232,000)
                                      -----------   -----------    ----------
                                      $     -       $     -        $     -
                                      ===========   ===========    ==========

         The Company's net operating loss carryforwards for United States federal income tax reporting purposes of approximately $3,623,000 expire through the year 2019. The valuation allowance increased by $182,000 during the year ended June 30, 1999.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 9 - Income Taxes (Continued)

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

Note 10 - Possible Legislation in the United States Congress

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

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 11 - Litigation Settlement

         In October 1999, the Company discontinued payments to Cyberstation St. Kitts Limited after disagreements over cost sharing, management fees and technical support surfaced. The Company also failed to file a registration statement for the resale of the shares issued to Cyberstation for a software license purchased for approximately $2,996,000. In March 2000, the Company discontinued its relationship with Cyberstation and Cyberstation St. Kitts Limited and entered in settlement talks. In September 2000, the parties agreed to a settlement that cancelled all contracts between the parties without any further cash payments, including intercompany balances outstanding at that time. Cyberstation and Cyberstation St. Kitts Limited agreed to return all of the Company's computer hardware in their possession and the Company returned its shares in Cyberstation and gave up its rights to the software license purchased from them. Options that were granted to Cyberstation on March 25, 1999 were cancelled.

         The following comprises the litigation settlement loss recorded by the Company during the year ended June 30, 2000:


     Software license returned to Cyberstation          $2,996,495
     Write-off of investment in Cyberstation               324,800
     Settlement of liability to Cyberstation
         St. Kitts Limited                                 (12,500)
                                                        -----------
                                                        $3,308,795
                                                        ===========

         During the year ended June 30, 2001, approximately $115,000 was charged to the litigation settlement representing the book value of computer hardware that Cyberstation did not return, as called for in the litigation settlement.

Note 12 - Concentration of Credit Risk

         The Company maintains cash at several banks. The majority of cash is at an Antiguan bank and is not insured.

Note 13 - Commitments

Lease

         The Company leases office space in Antigua which expires in 2004.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 13 - Commitments (Continued)

Lease (Continued)

         The following is a schedule of approximate future minimum lease payments for the operating lease at June 30, 2001:


      Year Ending
        June 30,
      -----------
          2002          $ 60,000
          2003            65,000
          2004            69,000
                        --------
                        $194,000
                        ========

         Rent expense charged to operations for the years ended June 30, 2001, 2000 and 1999 was approximately $59,000, $18,000 and $43,000, respectively.

Consulting Agreement

         On July 15, 2000, the Company entered into a three year agreement with a gaming consultant. The contract includes 1,000,000 ordinary shares to be issued for signing the contract. Providing revenues in the first year of the contract are at least $400,000, an additional 250,000 shares shall be issued for every $250,000 in net revenue, as defined in the agreement, earned by the Company over the contract period, up to 4,000,000 shares. In addition, the consultant will receive monthly compensation payments beginning on August 15, 2000. The following is a schedule of annual future compensation payments over the life of the contract:


       Year Ending
         June 30,
       -------------
          2002           $120,500
          2003            177,000
          2004             15,000
                         --------
                         $312,500
                         ========

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 13 - Commitments (Continued)

Arran Holdings

         In March 2001, the Company signed an agreement with Arran Holdings ("Arran") pursuant to which the Company will provide and implement the software program Sportsprops for $350,000, whereas Arran retains all propriety rights to the sports proposition software created. In addition, the Company will license its casino software, whereas the Company shall receive 20% of the net win generated solely from the licensed casino package, as defined in the agreement. The software for sale was completed and sold in November 2001. At June 30, 2001, billings on uncompleted software contract in excess of related costs consists of the following:


          Billings         $250,000
          Less: Costs       131,446
                           --------
                           $118,554
                           ========

Sports Pool Agreement

         In August 2000, the Company entered into an agreement with SMP Data, Inc. ("SMP"), which provided the Company with a sports pool software program. The Company will share all future revenue from this software equally with SMP. SMP has the option through August 2001 of receiving ordinary shares of the Company for $.10 per share in lieu of cash for its share of revenue up to 2,000,000 shares. The Company has not generated any revenue from this software.

Note 14 - Subsequent Events

LuckyBillion.com

         Subsequent to June 30, the Company entered into an agreement with Feintech Data Ltd. d/b/a LuckyBillion.com pursuant to which the Company has agreed to issue 15,000,000 ordinary shares plus 5,000,000 options exercisable for two years at $0.10/share for the rights to provide exclusive credit card processing services for two years for the LuckyBillion.com web site, which is currently not operational. Under the agreement, the Company will provide the processing technologies. The agreement provides that if the Company issues more than 100,000,000 shares, for each issuance, Feintech will receive an additional number of shares so as to protect their percentage interest at the time of issuance by PlayStar of new shares.

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

Note 14 - Subsequent Events (Continued)

         Stock Issuance

         In September 2001, the Company issued 8,025,000 ordinary shares with warrants to purchase 7,500,000 ordinary shares at between $.02 and $.05 per share. Net proceeds from this issuance were approximately $175,000.