Form 20-F
period 2002-06-30
PLAYSTAR WYOMING HOLDING CORP
filed 2003-02-18
CIK 1060205

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

For the fiscal year ended  June 30, 2002

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

                           67,336,354 Ordinary Shares
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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

     Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not Applicable.

Item 3.  Key Information.

                             SELECTED FINANCIAL DATA

                               Year Ended June 30
                               ------------------

------------------------------------------------------------------------------------------------------------------------------
                                    1997(1)            1998            1999             2000            2001          2002
------------------------------------------------------------------------------------------------------------------------------
Revenues                               -                -              211,658          117,845         133,144      282,029
------------------------------------------------------------------------------------------------------------------------------
Total expenses                     1,929,754         1,171,558       1,865,329        4,149,229       1,263,049      935,563
------------------------------------------------------------------------------------------------------------------------------
Operating loss                    (1,929,754)       (1,171,558)     (1,653,671)      (4,031,384)     (1,129,905)    (656,534)
------------------------------------------------------------------------------------------------------------------------------
Equity in loss of unconsolidated       -                -              (15,000)          -                -             -
affiliate
------------------------------------------------------------------------------------------------------------------------------
Write-off of casino software           -                -                -               -                -         (281,364)
------------------------------------------------------------------------------------------------------------------------------
Interest income                        3,022             8,049          47,075           13,537           3,687        3,560
------------------------------------------------------------------------------------------------------------------------------
Net loss                          (1,926,732)       (1,163,509)     (1,621,596)      (4,017,847)     (1,126,218)    (934,338)
------------------------------------------------------------------------------------------------------------------------------
Net loss per share - basic and          (.13)             (.07)           (.06)            (.11)           (.02)        (.01)
diluted
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of        15,035,880        17,415,461      29,344,921       36,622,644      46,453,705   64,128,021
shares outstanding -
     basic
     diluted
------------------------------------------------------------------------------------------------------------------------------

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

We may continue to experience losses which would depress our stock price

         From our inception on October 3, 1996 through June 30, 2002, we have incurred cumulative net losses of $10,790,240, including a net loss of $934,338 for the year ended

June 30, 2002. Although our revenues have grown in recent quarters, we cannot be certain that we will sustain these growth rates or that we will obtain sufficient revenues to achieve profitability.

We will need additional funds to continue to operate our business

         Based upon our current rate of expenditures additional funding is required, we may seek such funding through public or private financings or other arrangements. Adequate funds may not be available when needed or may not be available on terms favorable to us. If additional funds are raised by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to develop or enhance our services, take advantage of business opportunities, respond to competitive pressures or grow our business as we hope. This could have a material adverse effect on our business, financial condition and results of operations.

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

The issuance of ordinary shares upon the exercise of options, warrants will cause dilution to our current stockholders

         As of February 13, 2003, we had outstanding options, warrants and other convertible securities to purchase an aggregate of 10,699,371 ordinary shares. Holders of such convertible securities are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options and warrants. To the extent outstanding options and warrants stock are exercised in the future, there will be further dilution to investors.

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

Properties.

         PlayStar Casino currently occupied 2,800 square feet at the Mutual Financial Centre located at 9 Factory Road, St. Johns, Antigua, of which 1,300 square feet has been sublet up until June 30, 2002. Under the terms of our lease, which terminates on August 31, 2004, PlayStar Casino pays a monthly rent of $5,000. Except for the foregoing, we do not, nor do any of our subsidiaries, presently own or lease any real property.

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

         We were in the development stage since our inception through June 30, 1999. For the period from our inception on October 3, 1996 until June 30, 2002, our cumulative revenue was $744,676 and interest earned was $78,930 and our accumulated loss was $10,790,240. From March, 2000 through to December 23, 2000, PlayStar Casino operated under conditions of free play only, with no real money wagering due to system failures and lack of ongoing upgrades of our Java based software and hardware. Although we employed various technicians to upgrade our software and hardware, we were unable to adequately address the problems associated with our Live Play casino. Accordingly, for the years ended June 30, 2001 and 2002, our financial results were adversely affected by the fact that real play, live wagering had not been possible on our on-line casino. Nevertheless, communications remained open between PlayStar support staff and our customers to ensure that customer loyalty remained. On December 24, 2000, we launched our new "Shockwave" Casino Module in both free and live play. Revenue for the casino is therefore from that date to the end of the financial year.

         In addition to our on-line casino business, we are focusing on marketing software programs for sports pooling and sports wagering over the Internet to gaming and sports book companies to license such technology.

         Results of Operations

         Year Ended June 30, 2002 compared with Year Ended June 30, 2001

         During the fiscal year ended June 30, 2002, total revenue was $282,029 compared to $133,144 during fiscal 2001.

         Total expenses for the fiscal year ended June 30, 2002 was $938,563 compared to $1,263,049 during fiscal 2001. The decrease of approximately $325,000 was primarily due to the litigation settlement of $115,000 that occurred in fiscal 2001 and a decrease in salaries of approximately $250,000 during fiscal 2002.

         This overall decrease in expenses resulted in our operating loss of $656,534 for the fiscal year ended June 30, 2002 compared with $1,129,905 for fiscal 2001. Net loss was $.01 per share for fiscal 2002 compared to a net loss of $.02 per share during fiscal 2001.

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

Liquidity and Capital Resources

         Since our inception we have financed our operations primarily through sales of our equity securities and the issuance 5,192,477 of convertible notes, which has resulted in aggregate net proceeds of $4,787,477 through June 30, 2002. These financings, together with cash flow from operations and proceeds received from the exercise of options and warrants, have been sufficient to satisfy our cash requirements. As of June 30, 2002, we had $12,647 in cash and cash equivalents.

         Net cash used in operating activities was $537,557 for the year ended June 30, 2002 and $414,584 for the year ended June 30, 2001. The principal use of cash in each of these periods was to fund our losses from operations.

         Net cash provided by financing activities was 405,000 for the year ended June 30, 2002 $556,371 for the year ended June 30, 2001 and $270,000 for the year ended June 30, 2000. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from sales of our equity securities.

         Net cash used in investing activities was (28,021) for the fiscal year ended June 30, 2002 $20,190 for the year ended June 30, 2000
$218,599 for the year ended June 30, 2001. The increase was primarily a result of software purchased from Capital IT.

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

         Subsequent to the fiscal year ended June 20, 2002, the Company has ceased operating and is currently operating and is currently looking for another transaction.

         We are not subject to foreign currency risks since we use the Eastern Caribbean Dollar which is a fixed conversion rate to the U.S. Dollar and does not fluctuate.

Research and Development

         We have not had any material expenditures for research and development during the past three years.

Item 6. Directors, Senior Management and Employees.

                         DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth the names, ages and positions of our directors and senior management employees as of June 30, 2002. A description of their respective backgrounds follows below:

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

                     COMPENSATION OF DIRECTORS AND OFFICERS.

         The following table sets forth information for the fiscal year ended June 30, 2002 concerning the compensation paid and awarded to our executive officers and/or directors.

----------------------------------------------------------------------------------------------------------------------
                                                                                                 Long-Term
                                             Annual Compensation                            Compensation Awards
                                             -------------------                            -------------------
                                                                                       Securities
Name and                    Fiscal                                  Other Annual       Underlying        All Other
Principal Position           Year         Salary        Bonus       Compensation        Options         Compensation
------------------           ----         ------        -----       ------------        -------         ------------
----------------------------------------------------------------------------------------------------------------------
Stuart Brazier               2001        -0-             -0-            (0)               -0-               -0-
President and Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------
Glynn J Grummett             2001        $72,000          0                                0                 0
Managing Director
Secretary,
Chief Financial Officer

         No stock options were granted to our executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 2002.

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

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth information with respect to the beneficial ownership of our directors and officers as of December 27, 2001. The percentages below are based upon 67,336,354 outstanding ordinary shares of PlayStar Corporation as of February 13, 2003, and includes, with respect to those persons holding warrants or options to purchase ordinary shares exercisable within 60 days, the number of ordinary shares that are issuable upon the exercise thereof.

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

Item 7. Major Shareholders and Related Party Transactions

                  SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Based upon inquires of the transfer agent, public filings and our books and records, as of February 13, 2003 no person or group of persons owns more than five percent (5%) of our ordinary shares. No persons have any special voting rights with respect to the shares owned by them. We have one shareholder based in Antigua who owns beneficially and of record 1,000,000 shares.

                              CERTAIN TRANSACTIONS.

         PlayStar Corporation has not entered into any material transactions which resulted in a direct or indirect material interest for any of our directors or officers or holders of more than five percent (5%) of our capital stock.

Item 8. Financial Statements.

         The consolidated financial statements of PlayStar Corporation and its subsidiaries including the notes thereto, together with the reports thereof of Solursh Feldman, C.A.'s LLP are presented beginning at page F-1.


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

      Fiscal Year Ended June 30, 2002
           First Quarter..........................................            $                $
           Second Quarter.........................................            $                $
           Third Quarter..........................................            $                $
           Fourth Quarter ........................................            $                $

      July 1, 2002 through February 13, 2003                                  $                $

         On February 13, 2003, the last reported sales price of our ordinary shares, on the Over-the-Counter Bulletin Board, as reported by Nasdaq, was
      . As of February 13, 2003 there were 108 holders of record of our ordinary shares, although management believes that there are many other shareholders whose shares are held in street name. We have not declared or paid any cash dividends on our ordinary shares since our inception, and our Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our Board of Directors.

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

         As of February 13, 2002, we had options, warrants and convertible notes to purchase an aggregate of 10,699,731 ordinary shares exercise of prices ranging from $0.05 to $0.75 per share. None of such options, warrants or convertible notes are held by any current director or officer.

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

         On July 15th 2000, we entered into a three year agreement with Cyber Island Consulting Limited. Under the terms of this Agreement, Cyber Island Agreed to provide gaming and other consulting services to us. In consideration for its services, we pay a monthly cash fee (currently $9,000 escalating to $15,000 during the final year of the term), a car allowance and reimbursement of up to $1,000 for office expenses. We also issued to Cyber Island 1,000,000 of our ordinary shares at the signing and we are obligated to issue an additional 250,000 shares for every $250,000 in net revenues, up to a maximum of 4,000,000 additional shares if the revenue reached $400,000 in the first year. As at June 30, 2002, no additional shares had been issued to Cyber Island.

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

                                       PLAYSTAR CORPORATION


Date: February 23, 2003
                                       By: /s/ Brian Hamm
                                           -----------------------------------
                                           Director

                              PLAYSTAR CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2002

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of PlayStar Corporation


We have audited the accompanying consolidated balance sheets of PlayStar Corporation and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PlayStar Corporation and Subsidiaries as of June 30, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The prior year's figures were audited by another CPA firm.




Toronto, Ontario                                          Chartered Accountants
February 13, 2003

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
================================================================================


                                                                                   June 30,
                                                                           ---------------------
                                                                           2002             2001
                                                                           ----             ----
                                  ASSETS
Current
   Cash                                                              $     12,647    $   117,183
   Prepaid expenses and other current assets                                    -         31,642
   Security deposits                                                       30,000         60,181
                                                                     ------------    -----------

                                                                           42,647        209,006

Property And Equipment, net                                                84,744        108,745

Casino Software                                                                 -        362,318
                                                                     ------------    -----------

                                                                     $    127,391    $   680,069
                                                                     ============    ===========

          LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current
   Accounts payable and accrued expenses                             $    393,573        298,359
   Loans payable                                                          200,000              -
   Billings on uncomplete software contract in excess
     of related costs                                                           -        118,554
                                                                     ------------    -----------

                                                                          593,573        416,913
                                                                     ------------    -----------

                     SHAREHOLDERS' EQUITY (DEFICIT)

Shareholders' Equity
   Preferred shares, $.0001 par value:
   Authorized - 1,000,000 shares; none issued
   Ordinary shares, $.0001 par value:
   Authorized - 100,000,000 and 50,000,000
      Shares at June 30, 2002 and 2001, respectively
   Issued and outstanding -67,336,354 and 59,336,354 shares
      At June 30, 2002 and 2001, respectively                               6,734          5,934
   Additional paid-in capital                                          10,317,324     10,143,124
   Accumulated deficit                                                (10,790,240)    (9,855,902)
                                                                     ------------    -----------

                                                                         (466,182)       293,156
   Less:  Subscriptions receivable                                              -         30,000
                                                                     ------------    -----------

Total Shareholders' Equity (Deficit)                                     (466,182)       263,156
                                                                     ------------    -----------

                                                                     $    127,391    $   680,069
                                                                     ============    ===========



Approved on behalf of the Board:                            Director                  Director
                                 ------------------------          -------------------

                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
===============================================================================


                                                              Year Ended June 30,
                                                     -------------------------------------
                                                     2002            2001            2000
                                                     ----            ----            ----
Revenue                                           $   282,029     $   133,144     $   117,845
                                                  -----------      ----------     -----------

Expenses
   Selling, general and administrative                603,915         812,656         520,485
   Professional fees                                  227,533         258,859         162,852
   Depreciation and amortization                      107,115          76,520          77,554
   Development costs                                        -               -          79,543
   Litigation settlement                                    -         115,014       3,308,795
                                                  -----------     -----------     -----------

                                                      938,563       1,263,049       4,149,229
                                                  -----------     -----------     -----------

Operating Loss                                       (656,534)     (1,129,905)     (4,031,384)
                                                  -----------     -----------     -----------

Other Income (Loss)
   Write-off of casino software                      (281,364)              -               -
   Interest income                                      3,560           3,687          13,537
                                                  -----------     -----------     -----------
                                                     (277,804)          3,682          13,537
                                                  -----------     -----------     -----------

Net Loss                                          $  (934,338)    $(1,126,218)    $(4,017,847)
                                                  ===========     ===========     ===========

Basic and diluted loss per share                  $      (.01)    $      (.02)    $      (.11)
                                                  ============    ===========     ===========

Weighted average number of shares                  64,128,021      46,453,705      36,622,644
                                                  ===========     ===========     ===========














                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit)
================================================================================


                                                                                                                   Total
                                                                     Additional                                 Shareholders'
                                                Ordinary Shares       Paid-in      Accumulated   Subscriptions     Equity
                                             Shares       Amount     Capital        Deficit       Receivable     (Deficit)
Balance at July 1, 1999                    36,622,644    $  3,663   $ 8,721,499    $(4,711,837)  $         -    $4,013,325

Net loss, June 30, 2000                             -           -             -     (4,017,847)            -    (4,017,847)
                                        -------------    --------   -----------    -----------   -----------    ----------

Balance at June 30, 2000                   36,622,644       3,663     8,721,499     (8,729,684)            -        (4,522)

Issuance of ordinary shares in
   January 2001 at $.10 per share,
   in exchange for redeemable
   ordinary shares, less costs
   of $35,000 paid to a shareholder
   of the Company                           3,000,000         300       264,700              -             -       265,000

Issuance of ordinary shares in January
   2001 at $.05 per share, including
   warrants to buy 2,000,000 ordinary
   shares for two years at $.15 per share,
   less costs of $10,000 paid to a
   shareholder of the Company               4,000,000         400       189,600              -             -       190,000

Issuance of ordinary shares in January
   2001 in exchange for a convertible
   note in September 2000 at $.05 per
   share                                    4,720,000         472       235,528              -             -       236,000

Issuance of ordinary shares to a
   Shareholder in January 2001 as a
   fee In connection with the January
   2001 Offering (fair value $.10 per
   share, $32,000)                            320,000          32           (32)             -             -             -

Issuance of ordinary shares in January
   2001 in exchange for redeemable
   ordinary shares                          1,000,000         100       109,300              -             -       109,400

Ordinary shares issued for professional
   and consulting fees to shareholders
   of the Company in January 2001
   (fair value $.0625 per share)            5,330,000         533       332,593              -             -       333,126

Ordinary shares issued for compensation
   in January 2001 (fair value $.0625
   per share)                                 500,000          50        31,200              -             -        31,250

Ordinary shares issued in connection
   with the purchase of casino software in
   January 2001 (fair value $.0625 per
   Share)                                   1,500,000         150        93,600              -             -        93,750
                                        -------------    --------   -----------    -----------   -----------    ----------

Totals carried forward                     56,992,664    $  5,700   $ 9,977,988    $(8,729,684)            -     1,254,004
                                        -------------    --------   -----------    -----------   -----------    ----------




                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Deficit) (continued)
===============================================================================

                                                                                                                    Total
                                                                      Additional                                 Shareholders'
                                                Ordinary Shares         Paid-in      Accumulated   Subscriptions    Equity
                                             Shares        Amount       Capital        Deficit      Receivable     (Deficit)
Totals brought forward                     56,992,664     $ 5,700     $ 9,977,988    $(8,729,684)  $         -    $1,254,004

Issuance of ordinary shares in March
   2001 at $.05 per share                   1,120,000         112          55,888              -             -        56,000

Issuance of ordinary shares to a
   Shareholder in March 2001 as a fee in
   connection with the March 2001 \
   offering (fair value $.05 per share,
   $1,500)                                     30,000           3              (3)             -             -             -

Issuance of ordinary shares in June 2001
   at $.10 per share, including warrants
   to buy 114,371 ordinary shares for
   two years at $.25 per share              1,093,710         109         109,261              -       (30,000)       79,370

Issuance of ordinary shares in June 2001
   as a fee in connection with the June
   2001 offering (fair value $.10 per share,
   $10,000)                                   100,000          10             (10)             -             -             -


Net loss, June 30, 2001                             -           -               -     (1,126,218)            -    (1,126,218)
                                           ----------     -------     -----------    ------------  ----------     ----------

Balance at June 30, 2001                   59,336,354       5,934      10,143,124     (9,855,902)      (30,000)      263,156

Subscription receivable received in
July 2001                                           -           -               -                       30,000        30,000

Issuance of ordinary shares in August
2001 at $0.05 per share                       500,000          50          24,950                            -        25,000

Issuance of ordinary shares in
September 2001 at $0.02, including
options to purchase 7,500,000 ordinary
shares at $0.05 for one year                7,500,000         750         149,250              -             -       150,000

Net loss, June 30, 2002                             -           -               -       (934,338)            -      (934,338)
                                           ----------     -------     -----------    ------------  ----------     ----------
Balance at June 30, 2002                   67,336,354     $ 6,734     $10,317,324    $(10,790,240) $         -    $ (466,182)
                                           ==========     =======     ===========    ============  ==========     ==========














                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
================================================================================


                                                                                  Year Ended June 30,
                                                                       --------------------------------------------
                                                                        2002             2001              2000
                                                                        ----             ----              ----
OPERATING ACTIVITIES

   Net loss                                                            $(934,338)     $(1,126,218)      $(4,017,847)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
        Write-off of casino software                                     281,364                -                 -
        Write-off of hardware not returned in litigation settlement            -          115,014                 -
        Write-off of software license                                          -                -         2,996,495
        Write-off of investment in unconsolidated affiliate                    -                            324,800
        Settlement of liability to Cyberstation St. Kitts Limited              -                -           (12,500)
        Depreciation and amortization                                    107,115           76,520            77,554
        Ordinary shares issued as compensation and professional
         and consulting fees                                                   -          364,376                 -
        Redeemable ordinary shares due to employees as
         compensation                                                          -                -           109,400
        Change in assets and liabilities:
         Prepaid expenses and other current assets                        31,642          (18,664)           47,167
         Billings on uncomplete software contact in excess of
           related costs                                                (118,554)         118,554                 -
         Accounts payable - affiliate                                          -                -           (13,342)
         Accounts payable and accrued expenses                            95,214           55,835           (96,870)
                                                                  --------------   --------------     -------------
Cash Expended In Operating Activities                                   (537,557)        (414,583)         (585,143)
                                                                  --------------   --------------     -------------
INVESTING ACTIVITIES

   Proceeds from (payments of) security deposits                          30,181           25,457            15,662
   Purchase of property and equipment                                     (2,160)         (44,211)          (35,852)
   Cash paid for software and software license                                 -         (199,825)                -
                                                                  --------------   --------------     -------------

Cash Provided By (Expended In) Investing Activities                       28,021         (218,579)          (20,190)
                                                                  --------------   --------------     -------------

FINANCING ACTIVITIES

   Stock subscriptions receivable                                         30,000                -                 -
   Proceeds from loans payable                                           200,000                -                 -
   Net proceeds from issuance of ordinary shares                         175,000          320,370                 -
   Proceeds from issuance of convertible notes                                 -          236,000                 -
   Net proceeds from redeemable ordinary shares                                -                -           270,000
                                                                  --------------   --------------     -------------
Cash Provided By Financing Activities                                    405,000          556,370           270,000
                                                                  --------------   --------------     -------------

NET CHANGE IN CASH                                                      (104,536)         (76,792)         (335,333)

CASH, beginning of year                                                  117,183          193,975           529,308
                                                                  --------------   --------------     -------------
CASH, end of year                                                      $  12,647      $   117,183       $   193,975
                                                                  ==============   ==============     =============



                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)
================================================================================


                                                                        Year Ended June 30,
                                                                  ------------------------------
                                                                   2002        2001        2000
                                                                   ----        ----        ----

Ordinary shares issued in connection with raising of capital      $      -   $ 43,500     $      -
                                                                  ========   ========     ========
Subscription receivable                                           $      -   $ 30,000     $      -
                                                                  ========   ========     ========
Ordinary shares issued for software and a software license        $      -   $ 93,750     $      -
                                                                  ========   ========     ========
Convertible note exchanged for ordinary shares                    $      -   $236,000     $      -
                                                                  ========   ========     ========
Ordinary shares issued in exchange for redeemable
   ordinary shares                                                $      -   $379,400     $      -
                                                                  ========   ========     ========



                             See accompanying notes

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================

1. GOING CONCERN

     These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

     The Company's ability to remain as a going concern is dependent upon its successfully implementing its business plan including, a return to profitable operations and to raise additional capital. Management believes that steps taken to date and those in process will allow it to continue as a going concern. There can be no assurance that the Company will be successful in its efforts.

     If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and losses per share and the balance sheet classifications used.

     The consolidated financial statements include the accounts of PlayStar Corporation ("Playstar") and its wholly-owned subsidiaries, PlayStar Limited (a Jersey, Channel Islands corporation), Players Limited (an Antigua corporation) (Players") and Playstar Casino Limited ("Playstar Casino") (an Antigua corporation) (collectively the "Company"). All inter-company accounts and transactions have been eliminated in consolidation.

     The Company, through its subsidiaries, operates an on-line gaming service operating interactive, software-based games of chance, accessible world-wide through the Internet. In addition, the Company licenses its casino software and has revenue and cost-sharing, management and operational agreements.

     Effective September 4, 1998, pursuant to a Merger Agreement, and an Application for Certificate of Transfer, the Company's board of directors and holders of more than two-thirds of the outstanding shares of its common stock approved the reorganization of PlayStar Corporation pursuant to which PlayStar Corporation was merged with and into PlayStar Wyoming Holding Corp., a newly formed Wyoming corporation which became the surviving entity (the "Merger"). Subsequently, pursuant to a Wyoming statutory continuation procedure, Playstar became an Antigua corporation. In accordance with the terms of the Merger, each outstanding share of PlayStar Corporation's common stock was automatically converted into one outstanding share of PlayStar (domestic corporation) common stock and subsequently, in connection with the statutory continuation procedure referred to above, automatically converted into one ordinary share, par value $.0001 of Play Star (Antigua corporation). The financial statements give effect for the conversion of one common share to one ordinary share for all periods presented. On January 11, 2001, the Company changed its name from Playstar Wyoming Holding corp. to Playstar Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Revenue Recognition

     The Company recognizes gaming revenue in accordance with industry practice. Casino revenue is the net win from gaming activities and is net of accruals for progressive jackpots. Promotional allowances are classified as expenses on the accompanying consolidated statements of operation. The cost of such promotional allowances for the years ended June 30, 2002, 2001 and 2000 was nominal.

     The Company charges certain customers for internet hosting, credit card processing and support. Service revenue is recognized when services are provided.

     Income from licensing agreements is recognized when the services are completed.

     Advertising And Promotion Costs

     Advertising and promotion costs are charged to operations during the period in which they are incurred. For the years ended June 30, 2002, 2001 and 2000, advertising expenses were approximately $7,700, $37,000 and $15,000, respectively.

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

     Long-Lived Assets

     The Company applies the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"' ("SFAS No. 121"). In accordance with SFAS No. 121, long-lived assets used in operations are evaluated for possible impairment by reviewing undiscounted expected future cash flows. The carrying value of a long-lived asset is considered impaired if the sum of the undiscounted expected future cash flows is less than the carrying amount of that asset. In that event, a loss if recognized based on the amount by which the carrying value exceeds the undiscounted expected future cash flows of the long-lived assets. Based on management's estimate of future cash flows, losses due to impairment of long-lived assets are not material in any period presented.

     In October 2001, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121 for years beginning after December 31, 2001. The Company does not believe the adoption of this pronouncement will have a material effect on the results of operations.

     Fair Value Of Financial Instruments

     The Company applies the provision of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At June 30, 2002 and 2001, management believes the fair value of all financial instruments approximated carrying value.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

     Software Costs

     The Company applies the provision of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). SFAS No. 86 applies to both internally developed and purchased software. Software production costs are expensed until technological feasibility has been established and production costs thereafter are reported at the lower of unamortized costs or net realizable value. Capitalizable costs are amortized based on current and future revenue with a minimum equal to the straight-line amortization amount over the remaining estimated life.

     The Company has adopted Statement of Position 98-1, "Accounting for the cost of Software Developed for Internal Use", which requires that all qualifying software costs developed for internal use incurred in the application and development state be capitalized and is effective for all fiscal years beginning after December 15, 1998.

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

     For all periods presented, options and warrants are not included in the computation as they would be anti-dilutive. In the event that the Company was to report net income in future periods, options and warrants to purchase an additional 10,699,371 shares at June 30, 2002 could have a dilutive effect on future earnings per share calculations in those periods.

     Stock-Based Compensation

     The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation". The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value for the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans (see Note 8).

     Business Combinations

     On June 29, 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), was approved by the Financial Accounting Standards Board ("FASB"). FASB. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets, arising from these business combinations, will remain on the balance sheet and not be amortized. On an annual basis, or when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

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

3. RELATED PARTY TRANSACTIONS

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


         Charges for development costs and support and maintenance                $     244,136
         Charges for purchases of computer equipment and software                        56,662
                                                                                  -------------
         Total                                                                    $     300,798
                                                                                  =============
         Amounts paid to Dreamplay                                                $     354,500
                                                                                  =============

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

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================


3. RELATED PARTY TRANSACTIONS (continued)

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

4. CASINO SOFTWARE

     In July 2000, the Company purchased a fully implemented Shockwave casino software module to be used and licensed by the Company from Raymond Gerther and Howard Mann, in trust ("Capital IT"). This module became operational in December 2000, replacing the Java based casino software created by Dreamplay. Through June 30, 2001, the Company paid Capital IT approximately $330,000, reimbursed them for certain advertising expenses and costs incurred in creating the module, and issued a total of 1,500,000 ordinary shares (valued at approximately $94,000). Amortization expense for the year ended June 30, 2001 and accumulated amortization at June 31, 2001 was approximately $42,000. The Company has also contracted Capital IT for the creation of an internet sports wagering module (see Note 11).

     During June 2002, the Company ceased operations and the value of the Casino software has been written down to nil since subsequent to year end it has not generated a revenue stream and a fair value is not determinable.

     Under the agreement dated December 15, 2000, Capital IT is entitled to 15% of the Company's net revenue generated by those licenses arranged by Capital IT. They will serve as the exclusive marketing agent of the Company through February 2002, provided the Company achieves certain net venue thresholds defined in the agreement. As long as they remain the Company's exclusive marketing agent, the Company will pay Capital IT 50% of the net revenue generated by the Company from any licenses arranged by Capital IT. For eighteen months beginning on August 1, 2000, the company will issue Capital IT one ordinary share for each $3 of net revenue generated through sales of the licenses, up to 1,500,000 shares.

5. PROPERTY AND EQUIPMENT


              At June 30, property and equipment consist of:                       2002          2001

              Computer equipment                                               $    158,507   $     156,347
              Furniture and fixtures                                                 19,848          19,848
              Leasehold improvements                                                 23,136          23,136
              Automobile                                                             13,950          13,950
                                                                               ------------   -------------
                                                                                    215,441         213,281
              Less:  Accumulated depreciation and amortization                      130,697         104,536
                                                                               ------------   -------------
                                                                               $     84,744   $     108,745
                                                                               ============   =============

6. LOANS PAYABLE

     Loans payable are non-interest bearing, unsecured and due on demand.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================


7. SHAREHOLDERS' EQUITY

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

     In February, March and June 1999, the Company issued 1,530,000 ordinary shares upon the exercise of options with a $.50 exercise price, resulting in approximately $77,000 of proceeds.

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

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================


7. SHAREHOLDERS' EQUITY (continued)

     Ordinary Shares (continued)

     In August 2001, the Company issued 500,000 ordinary shares at $0.05 per share.

     In September 2001, the Company issued 7,500,000 ordinary shares at $0.02 per share. These shares include warrants to purchase 7,500,000 ordinary shares for one year at $$0.05 per share.

     Stock Options And Warrants

     On October 9, 1996, the Company adopted a stock option plan authorizing the granting of options to purchase up to 10,000,000 ordinary shares. The stock option plan permits the granting of options to officers, employees and consultants of the Company and its subsidiaries. Generally, the terms of the options are to be set by the Company's board of directors.

     The Company has elected to adopt the disclosure-only provision of SFAS No. 123 and will continue to apply APB No. 25 to account for stock options. Had compensation expense been determined as provided in SFAS No. 123, the pro formal effect would have been:




                                                                                  Year Ended June 30,
                                                                  -------------------------------------------------
                                                                        2002       2001              2000
                                                                        ----       ----              ----

              Net loss - as reported                                $(934,338)  $(1,150,318)    $(4,017,847)
              Net loss - pro forma                                   (934,338)   (1,150,318)     (4,017,847)
              Loss per share - as reported                               (0.1)         (.02)           (.11)
              Loss per share - pro forma                                 (0.1)         (.02)           (.11)


     The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.



                                                                                  Year Ended June 30,
                                                                        ---------------------------------------
                                                                        2002             2001              2000
                                                                        ----             ----              ----

              Expected dividend yield                                    N/A              N/A               N/A
              Expected volatility                                        N/A              N/A               N/A
              Risk-free interest rate                                    N/A              N/A               N/A
              Expected lives in years                                    N/A              N/A               N/A

     N/A - Not Applicable, no options were granted during the years ended June 30, 2002, 2001 and 2000.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================


7. SHAREHOLDERS' EQUITY (continued)

     Stock Options Warrants (continued)

     The table below summarizes the activity for the years ended June 30, 2002, 2001 and 2000:

                                                                         Year Ended June 30,
                                                        ---------------------------------------------------
                                                        2002                    2001                   2000
                                                        ----                    ----                   ----
                                                              Weighted             Weighted               Weighted
                                                               Average              Average                Average
                                                              Exercise             Exercise               Exercise
                                                  Shares        Price     Shares     Price       Shares     Price

     Outstanding at beginning of year            5,002,371   $ .18    $ 2,888,000    $ .20    14,538,000    $ .65
     Granted                                     7,500,000       -      2,114,341      .16             -        -
     Exercised                                           -       -              -        -             -        -
     Cancelled/expired                          (1,803,000)      -              -        -   (11,650,000)     .77
     Outstanding at the end of year             10,699,371     .18      5,002,371      .18     2,888,000      .20
     Exercisable at the end of year             10,699,371     .18      5,002,371      .18     2,888,000      .20
     Weighted average fair value of options
         granted during the year                         -       -              -        -             -        -
     Weighted average remaining contractual
         rights (months)                                 -       -              -        -             -        -

     Exercise prices for options and warrants outstanding as of June 30, 2002 ranged from $.05 to $.75.

     Additional stock option and warrant information is presented below:



                                                                                  Year Ended June 30,
                                                                        ---------------------------------------
                                                                        2002             2001              2000
                                                                        ----             ----              ----
     Options outstanding, beginning of year                            5,002,371        2,888,000        14,538,000
                                                                       =========        =========        ==========

     Options granted:
         Investors (warrants)                                          7,500,000        2,114,371                 -
                                                                       =========        =========        ==========

     Options cancelled/expired:
         Consultants                                                           -                -           150,000
         Affiliates                                                    1,803,000                -         5,000,000
         Investors (warrants)                                                  -                -         6,500,000
                                                                       ---------        ---------        ----------

                                                                       1,803,000                -        11,650,000
                                                                       =========        =========        ==========

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================


7. SHAREHOLDERS' EQUITY (continued)

     Stock Options And Warrants (continued)

     Options outstanding:
         Employees and former employees of the
         Company and Dreamplay                                           435,000        2,238,000         2,238,000
         Consultants                                                     650,000          650,000           650,000
         Investors (warrants)                                          9,614,371        2,114,371                 -
                                                                      ----------        ---------         ---------

                                                                      10,699,371        5,002,371         2,888,000
                                                                      ==========        =========         =========


8. INCOME TAXES

     The following table reconciles the provision for income taxes with the federal statutory rate for the periods presented:


                                                                                  Year Ended June 30,
                                                                  -------------------------------------------------
                                                                        2002             2001              2000
                                                                        ----             ----              ----

              Federal income tax benefit at statutory rate        $     (327,000)  $     (391,000)    $  (1,366,000)
              Foreign loss not subject to federal income taxes           327,000          391,000         1,366,000
              Valuation allowance                                              -                -                 -
                                                                  --------------   --------------     -------------

              Provision for income taxes                          $            -   $            -     $           -
                                                                  ==============   ==============     =============


     Deferred tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     The components of deferred tax assets are as follows:


                                                                                  Year Ended June 30,
                                                                  -------------------------------------------------
                                                                        2002             2001              2000
                                                                        ----             ----              ----

     Asset:
         Net operating loss carryforwards                         $    1,232,000   $    1,232,000     $   1,232,000
         Less:  Deferred tax asset valuation allowance                (1,232,000)      (1,232,000)       (1,232,000)
                                                                  --------------   --------------     -------------

                                                                  $            -   $            -     $           -
                                                                  ==============   ==============     =============

     The Company's net operating loss carryforwards for United States federal income tax reporting purposes of approximately $3,623,000 expire through the year 2019.

     Management of the Company believes that the reorganization consummated in September 1998 will be, in part, a taxable transaction of the Company in which a portion of the gain realized on the transaction for federal income tax purposes will be potentially subject to United States federal income taxes. However, based on the appraised fair market value of the assets of the Company as of September 4, 1998, and the net operating loss carryforward to the taxable year that will include the reorganization, the Company believes a reasonable position can be taken that the United States federal income tax imposed on it as a result of the consummation of the reorganization will not be material. Nevertheless, there is a risk that it may be ultimately determined that any gain realized by the Company from the consummation of the reorganization would be taxable in full for United States federal income tax purposes.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
===============================================================================

9. POSSIBLE LEGISLATION IN THE UNITED STATES CONGRESS

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

10. LITIGATION SETTLEMENT

     In October 1999, the Company discontinued payments to Cyberstation St. Kitts Limited after disagreements over cost sharing, management fees and technical support surfaces. The Company also failed to file a registration statement for the resale of the shares issued to Cyberstation for a software license purchased for approximately $2,996,000. In March 2000, the Company discontinued its relationship with Cyberstation and Cyberstation St. Kitts Limited and entered in settlement talks. In September 2000, the parties agreed to a settlement that cancelled all contracts between the parties without any further cash payments, including intercompany balances outstanding at that time. Cyberstation and Cyberstation St. Kitts Limited agreed to return all of the Company's computer hardware in their possession and the Company returned its shares in Cyberstation and gave up its rights to the software license purchased from them. Options that were granted to Cyberstation on March 25, 1999 were cancelled.

     The following comprises the litigation settlement loss recoded by the Company during the year ended June 30, 2000:

         Software license returned to Cyberstation                                   $   2,996,495
         Write-off of investment in Cyberstation                                           324,800
         Settlement of liability to Cyberstation St. Kitts Limited                         (12,500)
                                                                                     -------------
                                                                                     $   3,308,795
                                                                                     =============


     During the year ended June 30, 2001, approximately $115,000 was charged to the litigation settlement representing the book value of computer hardware that Cyberstation did not return, as called for in the litigation settlement.

PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================


11. CONCENTRATION OF CREDIT RISK

     The Company maintains cash at several banks. The majority of cash is at an Antiguan bank and is not insured.

12. COMMITMENTS

     Lease

     The Company leases office space in Antigua which expires in 2004.

     The following is a schedule of approximate future minimum lease payments for the operating lease at June 30, 2002:


         2003                                                    $      65,000
         2004                                                           69,000
                                                                 -------------
                                                                 $     134,000
                                                                 =============

     Rent expense charged to operations for the years ended June 30, 2002, 2001 and 2000 was approximately $60,000, $59,000 and $18,000, respectively.

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

         2003                                                                                       $     177,000
         2004                                                                                              15,000
                                                                                                    -------------
                                                                                                    $     192,000
                                                                                                    =============

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

         Billings                                                                                   $     250,000
         Less: Costs                                                                                      131,446
                                                                                                    -------------
                                                                                                    $     118,554
                                                                                                    =============

     Sports Pool Agreement

     In August 2000, the Company entered into an agreement with SMP Data Inc. ("SMP"), which provided the Company with a sports pool software program. The Company will share all future revenue from this software equally with SMP. SMP has the option through August 2001 of receiving ordinary shares of the Company for $.10 per share in lieu of cash for its share of revenue up to 2,000,000 shares. The Company has not generated any revenue from this software.

     PLAYSTAR CORPORATION AND SUBSIDIARIES

Notes to Financial Statements
================================================================================


13. SUBSEQUENT EVENTS

      In July 2002, the landlord "Barbados Mutual" seized and sold certain computer equipment and furniture for amounts owing to them in arrears.

     In September 2002, the Company sold the automobile for proceeds of $4,500 to repay certain employees.